      As Filed with the Securities and Exchange Commission on July 9, 2008
                                                REGISTRATION STATEMENT NOS. 333-
                                                                       811-21262

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    ---------

                                    FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933          [X]

                                       AND

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                               AMENDMENT NO. 23                              [X]

(Check appropriate box or boxes)

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                           (Exact name of Registrant)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                               (Name of Depositor)

     ONE CITYPLACE, 185 ASYLUM STREET, 3CP, HARTFORD, CONNECTICUT 06103-3415
              (Address of Depositor's Principal Executive Offices) Depositor's Telephone Number, including area code: (860) 308-1000

                              MARIE C. SWIFT, ESQ.
                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                               501 BOYLSTON STREET
                                BOSTON, MA 02116
                     (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:

As soon as practicable following the effectiveness of the Registration
Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Title of Securities Being Registered: Group Variable Annuity Contracts

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


                       METLIFE RETIREMENT ACCOUNT ANNUITY
                                    ISSUED BY

           METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

                    METLIFE INSURANCE COMPANY OF CONNECTICUT

                       SUPPLEMENT DATED OCTOBER 13, 2008
                     TO THE PROSPECTUS DATED APRIL 28, 2008

Effective October 13, 2008, the Company combined MetLife of CT Separate Account Five for Variable Annuities and MetLife of CT Separate Account Six for Variable Annuities (each, the "Former Separate Account") with and into MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account"). The Separate Account was established on November 14, 2002 and is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.

In connection with the combination of the Former Separate Account with and into the Separate Account (the "Combination"), we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. All references in your Prospectus to the Former Separate Account now refer to the Separate Account.

The Combination does not affect you in any way. More particularly:

     - There are no changes in our obligations or your rights and benefits under the Contract as a result of the Combination.

     - Your Contract Value is not affected by the Combination and no charges have been or will be imposed in connection therewith.

     - The Variable Funding Options available under your Contract have not changed as a result of the Combination.

     - Your Contract Value is allocated to the same Variable Funding Options (with the same Accumulation Unit values or Annuity Unit values) as it was before the Combination.

     - The Combination does not result in any federal income tax consequences to you.

If you have any questions, please contact us at 800-842-9406.

                 METLIFE RETIREMENT ACCOUNT ANNUITY PROSPECTUS:

           METLIFE OF CT SEPARATE ACCOUNT FIVE FOR VARIABLE ANNUITIES
            METLIFE OF CT SEPARATE ACCOUNT SIX FOR VARIABLE ANNUITIES

This prospectus describes MetLife Retirement Account Annuity, a flexible premium deferred variable annuity contract (the "Contract") issued by MetLife Insurance Company of Connecticut. The Contract is available in connection with certain retirement plans that qualify for special Federal income tax treatment ("Qualified Contracts".) We may issue it as an individual Contract or as a group Contract. When we issue a group Contract, you will receive a certificate summarizing the Contract's provisions. For convenience, we refer to Contracts and certificates as "Contracts." The Contract is not available to new purchasers. Current Contract Owners may make additional purchase payments.

You can choose to have your premium ("Purchase Payments") and any applicable Purchase Payment Credits accumulate on a variable and, subject to availability, fixed basis in one of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the Variable Funding Options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options are:

AMERICAN FUNDS INSURANCE SERIES(R) -- CLASS 2      Lord Abbett Bond Debenture
  American Funds Global Growth Fund                   Portfolio -- Class A
  American Funds Growth Fund                       Lord Abbett Growth and Income
  American Funds Growth-Income Fund                   Portfolio -- Class B
DELAWARE VIP TRUST -- STANDARD CLASS               Lord Abbett Mid Cap Value
  Delaware VIP Small Cap Value Series                 Portfolio -- Class B
FIDELITY(R) VARIABLE INSURANCE                     Met/AIM Capital Appreciation
  PRODUCTS -- SERVICE CLASS 2                         Portfolio -- Class A
  Contrafund(R) Portfolio                          Met/AIM Small Cap Growth Portfolio -- Class
  Mid Cap Portfolio                                   A
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS     PIMCO Inflation Protected Bond
  TRUST -- CLASS 2                                    Portfolio -- Class A
  Templeton Developing Markets Securities          Pioneer Fund Portfolio -- Class A
     Fund                                          Pioneer Strategic Income Portfolio -- Class
  Templeton Foreign Securities Fund                   A
JANUS ASPEN SERIES -- SERVICE SHARES               Third Avenue Small Cap Value
  Mid Cap Growth Portfolio                            Portfolio -- Class B
LEGG MASON PARTNERS VARIABLE EQUITY TRUST        METROPOLITAN SERIES FUND, INC.
  Legg Mason Partners Variable Appreciation        BlackRock Aggressive Growth
     Portfolio -- Class I                             Portfolio -- Class D
  Legg Mason Partners Variable Equity Index        BlackRock Bond Income Portfolio -- Class A
     Portfolio -- Class II                         BlackRock Money Market Portfolio -- Class A
  Legg Mason Partners Variable Fundamental         Davis Venture Value Portfolio -- Class A
     Value Portfolio -- Class I                    FI Large Cap Portfolio -- Class A
  Legg Mason Partners Variable Investors           FI Value Leaders Portfolio -- Class D
     Portfolio -- Class I                          Lehman Brothers(R) Aggregate Bond Index
  Legg Mason Partners Variable Large Cap              Portfolio -- Class A
     Growth Portfolio -- Class I                   MetLife Aggressive Allocation
  Legg Mason Partners Variable Small Cap              Portfolio -- Class B
     Growth Portfolio -- Class I                   MetLife Conservative Allocation
  Legg Mason Partners Variable Social                 Portfolio -- Class B
     Awareness Portfolio                           MetLife Conservative to Moderate Allocation
LEGG MASON PARTNERS VARIABLE INCOME TRUST             Portfolio -- Class B
  Legg Mason Partners Variable Adjustable          MetLife Moderate Allocation
     Rate Income Portfolio                            Portfolio -- Class B
  Legg Mason Partners Variable High Income         MetLife Moderate to Aggressive Allocation
     Portfolio                                        Portfolio -- Class B
MET INVESTORS SERIES TRUST                         MetLife Stock Index Portfolio -- Class A
  BlackRock High Yield Portfolio -- Class A        MFS(R) Total Return Portfolio -- Class F
  BlackRock Large Cap Core Portfolio -- Class      MFS(R) Value Portfolio -- Class A
     E                                             Morgan Stanley EAFE(R) Index
  Clarion Global Real Estate                          Portfolio -- Class A
     Portfolio -- Class A                          Oppenheimer Global Equity
  Dreman Small Cap Value Portfolio -- Class A         Portfolio -- Class B
  Harris Oakmark International                     Russell 2000(R) Index Portfolio -- Class A
     Portfolio -- Class A                          T. Rowe Price Small Cap Growth
  Janus Forty Portfolio -- Class A                    Portfolio -- Class B
  Lazard Mid Cap Portfolio -- Class A              Western Asset Management U.S. Government
  Legg Mason Partners Managed Assets                  Portfolio -- Class A
     Portfolio -- Class A                        PIMCO VARIABLE INSURANCE
                                                   TRUST -- ADMINISTRATIVE CLASS
                                                   Total Return Portfolio
                                                 VAN KAMPEN LIFE INVESTMENT TRUST -- CLASS II
                                                   Comstock Portfolio


     Certain Variable Funding Options have been subject to a merger, substitution or other change. Please see "Appendix B -- Additional Information Regarding the Underlying Funds."

We also offer variable annuity Contracts that do not have Purchase Payment Credits, and therefore may have lower fees. Over time, the value of the Purchase Payment Credits could be more than offset by higher charges. You should carefully consider whether or not this Contract is the most appropriate investment for you.

The Fixed Account is described in a separate prospectus. The Contract, certain contract features and/or some of the funding options may not be available in all states.

This prospectus sets forth the information that you should know before investing in the Contract. This prospectus should be kept for future reference. You can receive additional information about your Contract by requesting a Statement of Additional Information ("SAI") dated April 28, 2008. We filed the SAI with the Securities and Exchange Commission ("SEC") and it is incorporated by reference into this prospectus. To request a copy, write to MetLife Insurance Company of Connecticut, Annuity Operations and Services, One Cityplace, 185 Asylum Street, 3CP, Hartford, CT 06103-3415, call 1-800-842-9406, or access the SEC's website (http://www.sec.gov). See Appendix D for the SAI's table of contents.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                        PROSPECTUS DATED:  APRIL 28, 2008

                                TABLE OF CONTENTS






                                                                           PAGE
                                                                           ----
Glossary................................................................      4
Summary:................................................................      6
Fee Table...............................................................      9
Condensed Financial Information.........................................     14
The Annuity Contract and Your Retirement Plan...........................     14
The Annuity Contract....................................................     14
  Contract Owner Inquiries..............................................     15
  Purchase Payments.....................................................     15
  Purchase Payments--Section 403(b) Plans...............................     16
  Purchase Payment Credits..............................................     16
  Conservation Credit...................................................     16
  Accumulation Units....................................................     16
  The Variable Funding Options..........................................     17
   Metropolitan Series Fund, Inc. Asset Allocation Portfolios...........     23
Fixed Account...........................................................     24
Charges and Deductions..................................................     24
  General...............................................................     24
  Withdrawal Charge.....................................................     25
  Free Withdrawal Allowancee............................................     26
  Transfer Charge.......................................................     26
  Mortality and Expense Risk Charge.....................................     26
  Variable Funding Option Expenses......................................     26
  Floor Benefit/Liquidity Benefit Charges...............................     26
  Premium Tax...........................................................     26
  Changes in Taxes Based upon Premium or Value..........................     27
Transfers...............................................................     27
  Market Timing/Excessive Trading.......................................     27
Access to Your Money....................................................     29
  Systematic Withdrawals................................................     30
Ownership Provisions....................................................     30
  Types of Ownership....................................................     30
  Contract Owner........................................................     30
  Beneficiary...........................................................     30
  Annuitant.............................................................     31
Death Benefit...........................................................     31
  Death Proceeds before the Maturity Date...............................     31
  Optional Death Benefit and Credit.....................................     31
  Payment of Proceeds...................................................     32
  Beneficiary Contract Continuance......................................     32
  Planned Death Benefit.................................................     33
  Death Proceeds after the Maturity Date................................     33
The Annuity Period......................................................     33
  Maturity Date.........................................................     33
  Allocation of Annuity.................................................     34
  Variable Annuity......................................................     34
  Fixed Annuity.........................................................     35
  Liquidity Benefit.....................................................     35
Payment Options.........................................................     35
  Election of Options...................................................     35
  Annuity Options.......................................................     36
Miscellaneous Contract Provisions.......................................     37
  Right to Return.......................................................     37
  Termination...........................................................     37
  Required Reports......................................................     37
  Suspension of Payments................................................     37
  Misstatement..........................................................     38
The Separate Accounts...................................................     38
  Performance Information...............................................     39
Federal Tax Considerations..............................................     39
   General..............................................................     39
   Penalty Tax for Premature Distributions..............................     40
   Non-Qualified Annuities..............................................     41
  Diversification Requirements for Variable Annuities...................     41
   Ownership of the Investments.........................................     42
   Partial and Full Withdrawals.........................................     42
   Income Annuity Payments..............................................     42
   After Death & Death Benefits: Non-Qualified Annuities................     43
   Taxation of Death Benefit Proceeds...................................     43
   Qualified Annuity Contracts..........................................     44
   Taxation of Qualified Annuity Contracts..............................     44
   Mandatory Distributions for Qualified Plans..........................     44
   Minimum Distributions for Beneficiaries upon the Contract Owner's
     Death..............................................................     45
   Individual Retirement Annuities......................................     45
   Roth IRAs............................................................     46
   Conversion...........................................................     46
   Keogh................................................................     47
   Section 403(b) Plans and Arrangements................................     47
   Withdrawals and Income Payments......................................     47
   Section 403(b) Loans.................................................     48
   Designated Roth Accounts for 403(b) & 401(k) plans...................     48
   Qualified Pension and Profit-Sharing Plans...........................     49
   Section 457 Plans....................................................     50
   403(a)...............................................................     51
   The Employee Retirement Income Security Act of 1974..................     51
   Federal Income Tax Withholding & Eligible Rollover Distributions.....     51
   Other Non-Periodic Distributions (full or partial redemptions).......     52
   Periodic Distributions (distributions payable over a period greater
     than one year).....................................................     52
   Taxation of Death Benefit Proceeds...................................     52
   Other Tax Considerations.............................................     53
   Treatment of Charges for Optional Benefits (if available under your
     Contract)..........................................................     53
   Guaranteed Minimum Withdrawal Benefit (if available under your
     Contract)..........................................................     53
   Hurricane Relief.....................................................     53
   Puerto Rico Tax Considerations.......................................     54
   Non-Resident Aliens..................................................     54
  Changes to Tax Rules and Interpretations..............................     54
Information Incorporated by Reference...................................     55
Other Information.......................................................     55
  The Insurance Company.................................................     55
  Financial Statements..................................................     56
  Distribution of the Contracts.........................................     56
  Conformity with State and Federal Laws................................     58
  Voting Rights.........................................................     58
  Contract Modification.................................................     59
  Postponement of Payment (the "Emergency Procedure")...................     59
  Restrictions on Financial Transactions................................     59
  Legal Proceedings.....................................................     59

                                                                           PAGE
                                                                           ----
Appendix A: Condensed Financial Information for MetLife of CT Separate
  Account Five for Variable Annuities...................................    A-1
Appendix A-1: Condensed Financial Information for MetLife of CT Separate
  Account Six for Variable Annuities....................................   A-23
Appendix B: Additional Information Regarding the Underlying Funds.......    B-1
Appendix C: Portfolio Legal and Marketing Names.........................    C-1
Appendix D: Contents of the Statement of Additional Information.........    D-1
Appendix E: What You Need To Know If You Are A Texas Optional Retirement
  Program Participant...................................................    E-1
Appendix F: Competing Funds.............................................    F-1
Appendix G: Waiver of Withdrawal Charge for Nursing Home Confinement....    G-1
Appendix H: Market Value Adjustment.....................................    H-1

                                    GLOSSARY

ACCUMULATION UNIT -- an accounting unit of measure used to calculate the value of this Contract before Annuity Payments begin.

ANNUITANT -- the person on whose life the Maturity Date and Annuity Payments depend.

ANNUITY PAYMENTS -- a series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

CASH SURRENDER VALUE -- the Contract Value less any withdrawal charge and premium tax not previously deducted.

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

COMPANY (WE, US, OUR) -- MetLife Insurance Company of Connecticut.

COMPETING FUND -- any investment option under the plan, which, in Our opinion, consists primarily of fixed-income securities and/or money market instruments. Competing Funds are indicated on the Contract/Certificate Specifications page.

CONTINGENT ANNUITANT -- the individual who becomes the Annuitant when the Annuitant who is not the owner dies prior to the Maturity Date.

CONTRACT -- for convenience, means the Contract or Certificate

CONTRACT DATE -- the date on which the Contract is issued.

CONTRACT OWNER (YOU) -- the person named in the Contract (on the specifications page).

CONTRACT VALUE -- Purchase Payments and any associated Purchase Payment Credits, plus or minus any investment experience on the amounts allocated to the variable funds or interest on amounts allocated to the Fixed Account, adjusted by any applicable charges and withdrawals.

CONTRACT YEARS -- twelve month periods beginning with the Contract Date.

DEATH REPORT DATE -- the day on which we have received 1) Due Proof of Death and
2) written payment instructions or election of spousal or beneficiary contract continuation.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

FIXED ACCOUNT -- an account that consists of all of the assets under this Contract other than those in the Separate Account.

HOME OFFICE -- the Home Office of MetLife Insurance Company of Connecticut, One Cityplace, Hartford, CT 06103, or any other office that we may designate for the purpose of administering this Contract.

MATURITY DATE -- the date on which the Annuity Payments are to begin.

PAYMENT OPTION -- an annuity or income option elected under your Contract.

PURCHASE PAYMENT -- any premium paid by you to initiate or supplement this Contract.

PURCHASE PAYMENT CREDIT -- an amount credited to your Contract Value that equals a percentage of each Purchase Payment made.

QUALIFIED CONTRACT -- a contract used in a retirement plan or program that is intended to qualify under Sections 401, 403, 408, or 414(d) of the Code.

SEPARATE ACCOUNT -- MetLife of CT Separate Account Five for Variable Annuities and MetLife of CT Separate Account Six for Variable Annuities, each a segregated account registered with the Securities and Exchange Commission ("SEC"), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund.

UNDERLYING FUND -- a portfolio of an open-end management investment company that is registered with the Securities and Exchange Commission in which the Subaccounts invest.

VALUATION DATE -- a date on which a Subaccount is valued.

VALUATION PERIOD -- the period between successive valuations.

VARIABLE FUNDING OPTION -- an open-end diversified management investment company that serves as an investment option under the Separate Account.

WRITTEN REQUEST -- written information sent to us in a form and content satisfactory to us and received at our Home Office.

YOU, YOUR -- "You", depending on the context, may be the Participant or the Contract Owner and a natural person, a trust established for the benefit of a natural person, a charitable remainder trust, or a plan (or the employer purchaser who has purchased the Contract on behalf of the plan).

                                    SUMMARY:

                           METLIFE RETIREMENT ACCOUNT

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

WHAT COMPANY WILL ISSUE MY CONTRACT? MetLife Insurance Company of Connecticut (the "Company", "we" or "us") is the issuer of your Contract. The Company funds the Contract through segregated accounts, MetLife of CT Separate Account Five for Variable Annuities ("Separate Account Five") and MetLife of CT Separate Account Six for Variable Annuities ("Separate Account Six"). When we refer to the Separate Account, we are referring to either Separate Account Five or Separate Account Six.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACT? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the Variable Funding Options and/or to the Fixed Account that is part of the general account (the "Fixed Account"). We guarantee money directed to the Fixed Account as to principal and interest. The Variable Funding Options fluctuate with the investment performance of the Underlying Funds and are not guaranteed. You can also lose money in the Variable Funding Options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when in a lower tax bracket. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (Annuity Payments) you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options. You may receive income payments in the form of a variable annuity, a fixed annuity or a combination of both. If you elect variable income payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options and begin to receive payments, it cannot be changed.

WHO CAN PURCHASE THIS CONTRACT? The Contract is not available for purchase if the proposed owner or Annuitant is age 81 or older. The Contract is not available to new purchasers.

CAN I EXCHANGE MY CURRENT ANNUITY CONTRACT FOR THIS CONTRACT? The Code generally permits you to exchange one annuity contract for another in a "tax-free exchange." Therefore, you can transfer the proceeds from another annuity contract to make Purchase Payments under this Contract. Before making an exchange to acquire this Contract, you should carefully compare this Contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this Contract, and this Contract has its own surrender charges that would apply to you. The other fees and charges under this Contract may be higher or lower and the benefits may be different than those of your current contract. In addition, you may have to pay federal income or penalty taxes on the exchange if it does not qualify for tax-free treatment. You should not exchange another contract for this Contract unless you determine, after evaluating all the facts, that the exchange is in your best interests. Remember that the person selling you the Contract generally will earn a commission on the sale.

WHO IS THE CONTRACT ISSUED TO? If you purchase an individual Contract, you are the Contract Owner. If a group Contract is purchased, we issue certificates to the individual participants. Where we refer to "you," we are referring to the individual Contract Owner or the group participant, as applicable. For convenience, we refer to both contracts and certificates as "Contracts". If a group unallocated Contract is purchased, we issue only a Contract.

We issue group Contracts in connection with retirement plans. Depending on your retirement plan provisions, certain features and/or Variable Funding Options described in this prospectus may not be available to you. Your retirement plan provisions supersede the prospectus. If you have any questions about your specific retirement plan, contact your retirement plan administrator.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within ten days after you receive it, you receive a full refund of your Contract Value plus any Contract charges and premium taxes you paid (but not fees and charges assessed by the Underlying Funds). The number of days for the right to return varies by state. Depending on state law, we may refund all of your purchase payments or your Contract Value. You bear the investment risk on the

Purchase Payments allocated to a Variable Funding Option during the right to return period; therefore, the Contract Value returned to you may be greater or less than your Purchase Payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, or longer if your state permits, we will refund your full Purchase Payment. During the remainder of the right to return period, we will refund your Contract Value (including charges we assessed). We will determine your Contract Value at the close of business on the day we receive a Written Request for a refund.

During the right to return period, you will not bear any Contract fees associated with the Purchase Payment Credits. If you exercise your right to return, you will be in the same position as if you had exercised the right to return in a variable annuity Contract with no Purchase Payment Credit. You would, however, receive any gains, and we would bear any losses attributable to the Purchase Payment Credits.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE VARIABLE FUNDING OPTIONS AND HOW THEY OPERATE? Through its Subaccounts, the Separate Account uses your Purchase Payments to purchase shares, at your direction, of one or more of the Variable Funding Options. In turn, each Variable Funding Option invests in an underlying mutual fund ("Underlying Fund") that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these Variable Funding Options.

You can transfer among the Variable Funding Options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. We deduct a mortality and expense ("M&E") risk charge daily from the amounts you allocate to the Separate Account. We deduct the M&E risk charge at an annual rate of 0.80% for the Standard Death Benefit, and 1.25% for the Optional Death Benefit. Each Underlying Fund also charges for management costs and other expenses.

We will apply a withdrawal charge to withdrawals from the Contract, and will calculate it as a percentage of the Purchase Payments and any associated Purchase Payment Credits withdrawn. The maximum percentage is 5% decreasing to 0% in year six or later.

Upon annuitization, if you select the Variable Annuitization Floor Benefit, there is a Floor Benefit charge assessed. This charge will vary based upon market conditions, and will be set at the time you choose this option. Once established, this charge will remain the same throughout the term of the annuitization. If you select the Liquidity Benefit, there is a charge of 5% of the amounts withdrawn.

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a Qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your Purchase Payments, Purchase Payment Credits and on any earnings when you make a withdrawal or begin receiving Annuity Payments. Payments to the Contract are made with after-tax dollars, and any credits and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn. Under non-qualified Contracts, withdrawals are considered to be made first from taxable earnings.

For owners of Qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts. (See "Managed Distribution Program").

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Withdrawal charges may apply, as well as income taxes, and/or a penalty tax on taxable amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? You may choose to purchase the Standard or Optional Death Benefit. If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) Due Proof of Death and (2) written payment instructions or the election of beneficiary contract continuance. Any amounts paid will be reduced by any applicable premium tax, outstanding loans or surrenders not previously deducted. Please refer to the "Death Benefit" section of the prospectus for more details.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A and Appendix A-1 to this prospectus provides more information about Accumulation Unit values.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

     - DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Variable Funding Options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

     - SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn. Withdrawals in excess of the annual free withdrawal allowance may be subject to a withdrawal charge.

     - MANAGED DISTRIBUTION PROGRAM. This program allows us to automatically calculate and distribute to you, in November of the applicable tax year, an amount that will satisfy the Internal Revenue Service's minimum distribution requirements imposed on certain contracts once the owner reaches age 70 1/2 or retires. These minimum distributions occur during the accumulation phase.

     - BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES). If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary(ies) may elect to continue his/her portion of the Contract and take the required distributions over time, rather than have the death benefit paid in a lump sum to the beneficiary.

                                    FEE TABLE

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

CONTRACT OWNER TRANSACTION EXPENSES

WITHDRAWAL CHARGE........................................................    5%(1)
(as a percentage of the Purchase Payments and any applicable Purchase
  Payment Credits withdrawn)



TRANSFER CHARGE..........................................................   $10(2)
(assessed on transfers that exceed 12 per year)



LIQUIDITY BENEFIT CHARGE.................................................    5%
(During the annuity period, if you have elected the Liquidity Benefit, a surrender charge of 5% of the amount withdrawn will be assessed. See
  'Liquidity Benefit')


---------
(1) The withdrawal charge declines to zero after the Purchase Payment has been in the Contract for 5 years. The charge is as follows:

     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                1 years               5%
         1 years                2 years               4%
         2 years                3 years               3%
         3 years                4 years               2%
         4 years                5 years               1%
        5 years+                                      0%


(2)   We do not currently assess the transfer charge.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Underlying Fund fees and expenses.

ANNUAL SEPARATE ACCOUNT CHARGES
(as a percentage of the average daily net assets of the Separate Account)(3)

We will assess a minimum mortality and expense risk charge ("M&E") of 0.80% for the standard death benefit and 1.25% for the optional Death Benefit. Below is a summary of all maximum charges that may apply, depending on the death benefit you select and the optional features you select:

------------------------------------------------------------------------------------------
      STANDARD DEATH BENEFIT:                         OPTIONAL DEATH BENEFIT:
------------------------------------------------------------------------------------------
Mortality and Expense Risk Charge    0.80%      Mortality and Expense Risk Charge     1.25%
Administrative Expense Charge        None       Administrative Expense Charge         None
                                     ----                                             ----
  Total Annual Separate Account                 Total Annual Separate Account
     Charges                         0.80%      Charges                               1.25%
------------------------------------------------------------------------------------------


During the annuity period, if you have elected the Variable Annuitization Floor Benefit, a total annual separate account charge of up to 3.80% or 4.25% may apply. See "Variable Annuitization Floor Benefit".

(3)   We are waiving the following amounts of the M&E charge on these
      Subaccounts: 0.15% for the Subaccount investing in the Western Asset Management U.S. Government Portfolio of the Metropolitan Series Fund, Inc.; and 0.11% for the Subaccount investing in the BlackRock High Yield Portfolio of the Metropolitan Series Fund, Inc. We are also waiving an amount equal to the underlying fund expenses that are in excess of 0.91% for the Subaccount investing in the Harris Oakmark International Portfolio of the Met Investors Series Trust; an amount equal to the underlying fund expenses that are in excess of 0.87% for the Subaccount investing in the Lord Abbett Growth and Income Portfolio -- Class B of the Met Investors Series Trust; an amount equal to the underlying fund expenses that are in excess of 0.72% for the Subaccount investing in the Capital Guardian U.S. Equity Portfolio -- Class A of the Metropolitan Series Fund, Inc.; an amount equal to the underlying fund expenses that are in excess of 0.65% for the Subaccount investing in the PIMCO Inflation Bond Portfolio -- Class A of the Met Investors Series Trust; an amount equal to the underlying fund expenses that are in excess of 1.12% for the Subaccount investing in the Lord Abbett Mid-Cap Value Portfolio -- Class B of the Met Investors Series Trust; an amount equal to the underlying fund expenses that are in excess of 1.10% for the Subaccount investing in the Third Avenue Small Cap Value Portfolio -- Class B of the Met Investors Series Trust; an amount equal to the underlying fund expenses that are in excess of 1.18% for the Subaccount investing in the MFS(R) Research International
      Portfolio -- Class B of the Met Investors Series Trust; the amount, if any, equal to the underlying fund expenses that are in excess of 0.84% for the Subaccount investing in T. Rowe Price Small Cap Growth
      Portfolio -- Class B of the Metropolitan Series Fund, Inc.; the amount, if any, equal to the underlying fund expenses that are in excess of 0.90% for the Subaccount investing in the Oppenheimer Global Equity
      Portfolio -- Class B of the Metropolitan Series Fund, Inc.; and the amount, if any, equal to the underlying fund expenses that are in excess of 1.50% for the Subaccount investing in the Van Kampen Mid Cap Growth Portfolio -- Class B of the Met Investors Series Trust.

UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2007 (UNLESS OTHERWISE INDICATED):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service fees (12b-1) if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 1-800-842-9406.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                                         MINIMUM    MAXIMUM
                                                                         -------    -------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service (12b-1) fees, and
  other expenses)                                                         0.29%      1.73%


UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
  American Funds Global Growth
     Fund........................    0.53%       0.25%      0.02%           --          0.80%          --          0.80%
  American Funds Growth Fund.....    0.32%       0.25%      0.01%           --          0.58%          --          0.58%
  American Funds Growth-Income
     Fund........................    0.26%       0.25%      0.01%           --          0.52%          --          0.52%
DELAWARE VIP TRUST -- STANDARD
  CLASS
  Delaware VIP Small Cap Value
     Series......................    0.71%         --       0.10%           --          0.81%          --          0.81%
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS -- SERVICE CLASS 2
  Contrafund(R) Portfolio........    0.56%       0.25%      0.09%           --          0.90%          --          0.90%
  Dynamic Capital Appreciation
     Portfolio+..................    0.56%       0.25%      0.23%           --          1.04%          --          1.04%
  Mid Cap Portfolio..............    0.56%       0.25%      0.10%           --          0.91%          --          0.91%
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
  Templeton Developing Markets
     Securities Fund.............    1.23%       0.25%      0.25%           --          1.73%          --          1.73%
  Templeton Foreign Securities
     Fund........................    0.63%       0.25%      0.14%         0.02%         1.04%        0.02%         1.02%(1)
JANUS ASPEN SERIES -- SERVICE
  SHARES
  Mid Cap Growth Portfolio.......    0.64%       0.25%      0.04%           --          0.93%          --          0.93%
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
  Legg Mason Partners Variable
     Aggressive Growth
     Portfolio -- Class I+++.....    0.75%         --       0.07%           --          0.82%          --          0.82%(2)
  Legg Mason Partners Variable
     Appreciation
     Portfolio -- Class I........    0.69%         --       0.11%         0.01%         0.81%          --          0.81%(2)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
  Legg Mason Partners Variable
     Capital and Income
     Portfolio -- Class I+.......    0.75%         --       0.13%           --          0.88%          --          0.88%
  Legg Mason Partners Variable
     Dividend Strategy
     Portfolio+++................    0.65%         --       0.33%           --          0.98%          --          0.98%(2)
  Legg Mason Partners Variable
     Equity Index
     Portfolio -- Class II.......    0.31%       0.25%      0.08%           --          0.64%          --          0.64%(2)
  Legg Mason Partners Variable
     Fundamental Value
     Portfolio -- Class I........    0.75%         --       0.08%           --          0.83%          --          0.83%(2)
  Legg Mason Partners Variable
     International All Cap
     Opportunity Portfolio+++....    0.85%         --       0.26%           --          1.11%          --          1.11%(2)
  Legg Mason Partners Variable
     Investors Portfolio -- Class
     I...........................    0.62%         --       0.14%           --          0.76%          --          0.76%(2)
  Legg Mason Partners Variable
     Large Cap Growth
     Portfolio -- Class I++......    0.75%         --       0.15%           --          0.90%          --          0.90%(3)
  Legg Mason Partners Variable
     Small Cap Growth
     Portfolio -- Class I........    0.75%         --       0.35%           --          1.10%          --          1.10%(2)
  Legg Mason Partners Variable
     Social Awareness
     Portfolio++.................    0.67%         --       0.38%           --          1.05%          --          1.05%(2)
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
  Legg Mason Partners Variable
     Adjustable Rate Income
     Portfolio++.................    0.55%       0.25%      0.60%           --          1.40%          --          1.40%(2)
  Legg Mason Partners Variable
     High Income Portfolio++.....    0.60%         --       0.15%           --          0.75%          --          0.75%(2)
MET INVESTORS SERIES TRUST
  BlackRock High Yield
     Portfolio -- Class A........    0.60%         --       0.13%           --          0.73%          --          0.73%
  BlackRock Large Cap Core
     Portfolio -- Class E........    0.58%       0.15%      0.06%           --          0.79%          --          0.79%
  Clarion Global Real Estate
     Portfolio -- Class A........    0.61%         --       0.04%           --          0.65%          --          0.65%
  Dreman Small Cap Value
     Portfolio -- Class A........    0.79%         --       0.13%           --          0.92%          --          0.92%(4)
  Harris Oakmark International
     Portfolio -- Class A........    0.77%         --       0.09%           --          0.86%          --          0.86%
  Janus Forty Portfolio -- Class
     A...........................    0.65%         --       0.05%           --          0.70%          --          0.70%
  Lazard Mid Cap
     Portfolio -- Class A........    0.69%         --       0.07%           --          0.76%          --          0.76%
  Legg Mason Partners Managed
     Assets Portfolio -- Class
     A...........................    0.50%         --       0.12%           --          0.62%          --          0.62%
  Lord Abbett Bond Debenture
     Portfolio -- Class A........    0.49%         --       0.05%           --          0.54%          --          0.54%
  Lord Abbett Growth and Income
     Portfolio -- Class B........    0.49%       0.25%      0.03%           --          0.77%          --          0.77%
  Lord Abbett Mid Cap Value
     Portfolio -- Class B........    0.67%       0.25%      0.09%           --          1.01%          --          1.01%
  Met/AIM Capital Appreciation
     Portfolio -- Class A........    0.76%         --       0.10%           --          0.86%          --          0.86%
  Met/AIM Small Cap Growth
     Portfolio -- Class A........    0.86%         --       0.06%           --          0.92%          --          0.92%
  MFS(R) Emerging Markets Equity
     Portfolio -- Class A+.......    1.00%         --       0.25%           --          1.25%          --          1.25%
  MFS(R) Research International
     Portfolio -- Class B+.......    0.70%       0.25%      0.09%           --          1.04%          --          1.04%
  PIMCO Inflation Protected Bond
     Portfolio -- Class A........    0.50%         --       0.05%           --          0.55%          --          0.55%
  Pioneer Fund Portfolio -- Class
     A...........................    0.75%         --       0.23%           --          0.98%          --          0.98%(5)
  Pioneer Strategic Income
     Portfolio -- Class A........    0.60%         --       0.09%           --          0.69%          --          0.69%(4)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
  Third Avenue Small Cap Value
     Portfolio -- Class B........    0.73%       0.25%      0.03%           --          1.01%          --          1.01%
  Van Kampen Mid Cap Growth
     Portfolio -- Class B+.......    0.70%       0.25%      0.18%           --          1.13%          --          1.13%
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth
     Portfolio -- Class D........    0.71%       0.10%      0.05%           --          0.86%          --          0.86%
  BlackRock Bond Income
     Portfolio -- Class A........    0.38%         --       0.06%           --          0.44%        0.01%         0.43%(6)
  BlackRock Money Market
     Portfolio -- Class A........    0.33%         --       0.07%           --          0.40%        0.01%         0.39%(7)
  Capital Guardian U.S. Equity
     Portfolio -- Class A+.......    0.66%         --       0.05%           --          0.71%          --          0.71%
  Davis Venture Value
     Portfolio -- Class A........    0.69%         --       0.04%           --          0.73%          --          0.73%
  FI Large Cap Portfolio -- Class
     A...........................    0.77%         --       0.07%           --          0.84%          --          0.84%
  FI Value Leaders
     Portfolio -- Class D........    0.64%       0.10%      0.07%           --          0.81%          --          0.81%
  Jennison Growth
     Portfolio -- Class B+.......    0.63%       0.25%      0.04%           --          0.92%          --          0.92%
  Lehman Brothers(R) Aggregate
     Bond Index
     Portfolio -- Class A........    0.25%         --       0.05%           --          0.30%        0.01%         0.29%(8)
  MetLife Aggressive Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.04%         0.73%         1.12%        0.04%         1.08%(9)
  MetLife Conservative Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.05%         0.59%         0.99%        0.05%         0.94%(9)
  MetLife Conservative to
     Moderate Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.01%         0.64%         1.00%        0.01%         0.99%(9)
  MetLife Moderate Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.67%         1.01%          --          1.01%(9)
  MetLife Moderate to Aggressive
     Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.70%         1.04%          --          1.04%(9)
  MetLife Stock Index
     Portfolio -- Class A........    0.25%         --       0.04%           --          0.29%        0.01%         0.28%(10)
  MFS(R) Total Return
     Portfolio -- Class F........    0.53%       0.20%      0.05%           --          0.78%          --          0.78%
  MFS(R) Value Portfolio -- Class
     A...........................    0.72%         --       0.05%           --          0.77%        0.07%         0.70%(11)
  Morgan Stanley EAFE(R) Index
     Portfolio -- Class A........    0.30%         --       0.12%         0.01%         0.43%        0.01%         0.42%(12)
  Oppenheimer Global Equity
     Portfolio -- Class B........    0.51%       0.25%      0.10%           --          0.86%          --          0.86%
  Russell 2000(R) Index
     Portfolio -- Class A........    0.25%         --       0.07%         0.01%         0.33%        0.01%         0.32%(10)
  T. Rowe Price Small Cap Growth
     Portfolio -- Class B........    0.51%       0.25%      0.08%           --          0.84%          --          0.84%
  Western Asset Management U.S.
     Government
     Portfolio -- Class A........    0.49%         --       0.05%           --          0.54%          --          0.54%
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
  Total Return Portfolio.........    0.25%         --       0.58%           --          0.83%          --          0.83%
VAN KAMPEN LIFE INVESTMENT
  TRUST -- CLASS II
  Comstock Portfolio.............    0.56%       0.25%      0.03%           --          0.84%          --          0.84%
  Enterprise Portfolio+..........    0.50%       0.25%      0.17%           --          0.92%          --          0.92%
WELLS FARGO VARIABLE TRUST
  VT Small/Mid Cap Value Fund+...    0.75%       0.25%      0.46%           --          1.46%        0.32%         1.14%(13)


---------
* Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
+ Not available under all Contracts. Availability depends on Contract issue date.

++ Fees and expenses of this Portfolio are based on the Portfolio's fiscal year ended October 31, 2007.
(1) The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the Sweep Money Fund which is the "acquired fund" in this case) to the extent of the Fund's fees and expenses of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order by the Securities and Exchange Commission; this arrangement will continue as long as the exemptive order is relied upon.
(2) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward.
(3) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward. Due to contractual waivers and/or reimbursements in place through March 1, 2009, the Portfolio's actual total net operating expenses, excluding brokerage, taxes, interest and extraordinary expenses, are not expected to exceed 0.78% prior to that date.
(4) The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the preceding fiscal year.
(5) Other Expenses have been restated to reflect a change in Transfer Agent fee schedule as if fees had been in effect during the previous fiscal year.
(6) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.325% for the amounts over $1 billion but less than $2 billion.
(7) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million.
(8) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to 0.244%.
(9) The Portfolio is a "fund of funds" that invests substantially all of its assets in other portfolios of the Metropolitan Series Fund, Inc. and the Met Investors Series Trust. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee. MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to waive fees or pay all expenses (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) so as to limit the net operating expenses of the Portfolio (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) to 0.10% for the Class A shares, 0.35% for the Class B shares and 0.25% for the Class E shares.
(10) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to 0.243%.
(11) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets, 0.60% for the next $250 million and 0.50% for amounts over $1.5 billion.
(12) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to 0.293%.
(13) The adviser has committed through April 30, 2009, to waive fees and/or reimburse expenses to the extent necessary to maintain the Fund's net operating expense ratio, excluding the expenses of any money market fund held by the Fund, as shown.


EXAMPLE

The example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. The example does not represent past or future expenses. Your actual expenses may be more or less than those shown.

The example assumes that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The example reflects the annual Contract administrative charge, factoring in that the charge is waived for Contracts over a certain value. Additionally, the example is based on the minimum and maximum Underlying Fund total annual operating expenses shown above, and does not reflect any Underlying Fund fee waivers and/or expense reimbursements.

The example assumes that you have elected the Optional Death Benefit and that you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses. Your actual expenses will be less than those shown if you do not elect the Optional Death Benefit.

EXAMPLE 1.

MAXIMUM CHARGES (assuming you select the Optional Death Benefit)

                                    IF CONTRACT IS SURRENDERED AT THE               IF CONTRACT IS NOT SURRENDERED OR
                                          END OF PERIOD SHOWN:                     ANNUITIZED AT END OF PERIOD SHOWN:
                             ----------------------------------------------  ----------------------------------------------
FUNDING OPTION                 1 YEAR      3 YEARS     5 YEARS    10 YEARS     1 YEAR      3 YEARS     5 YEARS    10 YEARS
--------------               ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Underlying Fund with
Maximum Total Annual
Operating Expenses.........     $811       $1,190      $1,693      $3,383       $386       $1,172      $1,976      $4,065
Underlying Fund with
Minimum Total Annual
Operating Expenses.........     $664         $748        $955      $1,907       $240         $740      $1,266      $2,705


                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

See Appendices A and A-1.

                  THE ANNUITY CONTRACT AND YOUR RETIREMENT PLAN

--------------------------------------------------------------------------------

If you participate through a retirement plan or other group arrangement, the Contract may provide that all or some of your rights or choices as described in this Prospectus are subject to the plan's terms. For example, limitations on your rights may apply to investment choices, Purchase Payments, withdrawals, transfers, loans, the death benefit and Annuity options.

The Contract may provide that a plan administrative fee will be paid by making a withdrawal from your Contract Value. Also, the Contract may require that you or your beneficiary obtain a signed authorization from your employer or plan administrator to exercise certain rights. We may rely on your employer's or plan administrator's statements to us as to the terms of the plan or your entitlement to any amounts. We are not a party to the retirement plan. We will not be responsible for determining what the plan says. You should consult the Contract and plan document to see how you may be affected. If you are a Texas Optional Retirement Program participant, please see Appendix E for specific information which applies to you.

                              THE ANNUITY CONTRACT

--------------------------------------------------------------------------------

MetLife Retirement Account Annuity is a Contract between the Contract Owner and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many Contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

The Company offers several different annuities that your investment professional may be authorized to offer to you. Each annuity offers different features and benefits that may be appropriate for you. In particular, the annuities differ based on variations in the standard and optional death benefit protection provided for your beneficiaries, the availability of optional living benefits, the ability to access your Contract Value if necessary and the charges that you will be subject to if you make a withdrawal or surrender the annuity. The separate account charges and other charges may be different between each annuity we offer. Optional death benefits and living benefits are subject to a separate charge for the additional protections they offer to you and your beneficiaries. Furthermore, annuities that offer greater flexibility to access your Contract Value generally are subject to higher separate account charges than annuities that deduct charges if you make a withdrawal or surrender.

We encourage you to evaluate the fees, expenses, benefits and features of this annuity Contract against those of other investment products, including other annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

You make Purchase Payments to us and we credit them to your Contract. We promise to pay you an income, in the form of Annuity Payments, beginning on a future date that you choose, the Maturity Date. The Purchase Payments accumulate tax-deferred in the funding options of your choice. We offer multiple Variable Funding Options. We may also offer a Fixed Account option. Where permitted by law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract. The Contract Owner assumes the risk of gain or loss according to the performance of the Variable Funding Options. The Contract Value is the amount of Purchase Payments and any associated Purchase Payment Credits, plus or minus any investment experience on the amounts you allocate to the Separate Account ("Separate Account Contract Value") or interest on the amounts you allocate to the Fixed Account ("Fixed Account Contract Value"). The Contract Value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the Maturity Date the Contract Value will equal or exceed the total Purchase Payments made under the Contract. The date the Contract and its benefits become effective is referred to as the Contract Date. Each 12-month period following the Contract Date is called a Contract Year.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

The Contract is not available for purchase if the proposed owner or Annuitant is age 81 or older. The Contract is not available to new purchasers.

Purchase of this Contract through a tax-qualified retirement plan or IRA does not provide any additional tax deferral benefits beyond those provided by the plan or the IRA. Accordingly, if you are purchasing this Contract through a plan or IRA, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits. You should consult with your financial adviser to determine if this Contract is appropriate for you.

Because the Contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the Contract, and all Contract provisions relating to spousal continuation, are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Home Office at 1-800-842-9406.

PURCHASE PAYMENTS

Your initial Purchase Payment is due and payable before the Contract becomes effective. The initial Purchase Payment must be at least $20,000. You may make additional payments of at least $5,000 at any time. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum Purchase Payment requirement. Purchase Payments over $1,000,000 may be made only with our prior consent. Purchase Payments may be made at any time while the Annuitant is alive and before Annuity Payments begin.

We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase Payment for up to five business days. If we cannot obtain the necessary information within five business days of our receipt, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a

Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access To Your Money"). Purchase Payments allocated to the Fixed Account are not eligible for Purchase Payment Credits.

We will credit subsequent Purchase Payments to a Contract on the same business day we receive it, if received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission (the "SEC")).

Where permitted by state law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

We will provide you with the address of the office to which Purchase Payments are to be sent.

If you send Purchase Payments or transaction requests to an address other than the one we have designated for receipt of such Purchase Payments or requests, we may return the Purchase Payment to you, or there may be a delay in applying the Purchase Payment or transaction to your Contract.

PURCHASE PAYMENTS -- SECTION 403(B) PLANS

Recently, the Internal Revenue Service announced new regulations affecting
Section 403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under Section 403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under 403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed AFTER September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made AFTER September 24, 2007, to a contract that was funded by a 90-24 transfer ON OR BEFORE September 24, 2007, MAY subject the contract to this new employer requirement.

If your Contract/Certificate was issued previously as a result of a 90-24 transfer completed on or before September 24, 2007, and you have never made salary reduction contributions into your Contract/Certificate, we urge you to consult with your tax advisor prior to making additional purchase payments.

PURCHASE PAYMENT CREDITS

If, for an additional charge, you select the Optional Death Benefit, we will add a credit to your Contract with each Purchase Payment. Each credit is added to the Contract Value when the corresponding Purchase Payment is applied, and will equal 2% of each Purchase Payment. These credits are applied pro rata to the same Variable Funding Options to which your Purchase Payment was applied. Purchase Payments allocated to the Fixed Account are not eligible for Purchase Payment Credits.

You should know that over time and under certain circumstances (such as a period of poor market performance) the costs associated with the Purchase Payment Credits may more than offset the Purchase Payment Credits and related earnings. You should consider this possibility before purchasing the Optional Death Benefit.

CONSERVATION CREDIT

If you are purchasing this Contract with funds from another Contract issued by us or our affiliates, you may receive a conservation credit to your Purchase Payments. If applied, we will determine the amount of such credit.

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the Accumulation Period. During the Accumulation Period, an Accumulation Unit is used to calculate the value of a Contract. Each Variable Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment or transfer request (or liquidate for a withdrawal request) is determined by dividing the amount directed to each Variable Funding Option (or taken from each Variable Funding Option) by the value of its Accumulation Unit. Normally we calculate the value of an Accumulation Unit for each Variable Funding Option as of the close of regular trading (generally 4:00 p.m. Eastern time) each day the New York Stock Exchange is open. After the value is calculated, we credit your Contract. During the annuity period (i.e., after the Maturity Date), you are credited with Annuity Units.

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. From time to time we may make new Variable Funding Options available. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940, as amended ( the "1940 Act"). These Underlying Funds are not publicly traded and are only offered through variable annuity contracts, variable life insurance products, and maybe in some instances, certain retirement plans. They are not the same retail mutual funds as those offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund.

We select the Underlying Funds offered through this Contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Underlying Fund's adviser or subadviser is one of our affiliates or whether the Underlying Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. For additional information on these arrangements, see "Payments We Receive." We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Contract Owners. In some cases, we have included Underlying Funds based on recommendations made by broker-dealer firms. These broker-dealer firms may receive payments from the Underlying Funds they recommend and may benefit accordingly from the allocation of Contract Value to such Underlying Funds. When the Company develops a variable annuity product in cooperation with a fund family or distributor (e.g., a "private label" product) the Company will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the Company's selection criteria.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR UNDERLYING FUND. YOU BEAR THE RISK OF ANY DECLINE IN THE CONTRACT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE UNDERLYING FUNDS YOU HAVE CHOSEN.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in our judgment becomes inappropriate for purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Underlying Fund or Underlying Funds without your consent. The substituted Underlying Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the SEC and applicable state insurance departments. Furthermore, we may close Underlying Funds to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion.

In certain circumstances, the Company's ability to remove or replace an Underlying Fund may be limited by the terms of a five-year agreement between MetLife, Inc. ("MetLife") and Legg Mason, Inc. ("Legg Mason") relating to the use of certain Underlying Funds advised by Legg Mason affiliates. The agreement sets forth the conditions under which the Company can remove an Underlying Fund, which, in some cases, may differ from the Company's own selection criteria. In addition, during the term of the agreement, subject to the Company's fiduciary and other legal duties, the Company is generally obligated in the first instance to consider Underlying Funds advised by Legg Mason affiliates in seeking to make a substitution for an Underlying Fund advised by a Legg Mason affiliate. The agreement was originally entered into on July 1, 2005 by MetLife and certain affiliates of Citigroup Inc. ("Citigroup") as part of MetLife's acquisition of the Travelers insurance companies -- The Travelers Insurance Company and The Travelers Life and Annuity Company -- (now MetLife Insurance Company of Connecticut) -- from Citigroup. Legg Mason replaced the Citigroup affiliates as party to the agreement when Citigroup sold its asset management business to Legg Mason. The agreement also obligates Legg Mason to continue making payments to the Company with respect to Underlying Funds advised by Legg Mason affiliates, on the same terms provided for in administrative services agreements between Citigroup's asset management affiliates and the Travelers insurance companies that predated the acquisition.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC, and Met Investors Advisory, LLC) or subadviser of an Underlying Fund, or its affiliates, may make payments to the Company and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing and support services with respect to the Contracts and, in the Company's role as an intermediary with respect to the Underlying Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Contract Owners, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the Underlying Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of the assets of the Underlying Funds attributable to the Contracts and certain other variable insurance products that the Company and its affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay the Company more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an Underlying Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in its affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory, LLC, which are formed as "limited liability companies." The Company's ownership interests in MetLife Advisers, LLC and Met Investors Advisory, LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Fund. The Company will benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the advisers. (See "Fee
Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for the Underlying Funds for information on the management fees paid by the advisers to the subadvisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the 1940 Act. An Underlying Fund's 12b-1 Plan, if any, is described in more detail in the Underlying Fund's prospectus. (See "Fee Table -- Underlying Fund Fees and Expenses" and "Other Information -- Distribution of the Contracts.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under an Underlying Fund's 12b-1 Plan decrease the Underlying Fund's investment return.

We make certain payments to American Funds Distributors, Inc., principal underwriters for the American Funds Insurance Series(R). (See "Distribution of Contracts").

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment advisers and its fees. You may obtain an Underlying Fund prospectus by calling 1-800-842-9406 or through your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current Variable Funding Options are listed below, along with their investment advisers and any subadviser.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
American Funds Global Growth Fund  Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company
American Funds Growth Fund         Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company
American Funds Growth-Income Fund  Seeks both capital appreciation    Capital Research and Management
                                   and income.                        Company
DELAWARE VIP TRUST -- STANDARD
  CLASS
Delaware VIP Small Cap Value       Seeks capital appreciation.        Delaware Management Company
  Series
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS -- SERVICE CLASS 2
Contrafund(R) Portfolio            Seeks long-term capital            Fidelity Management & Research
                                   appreciation.                      Company
Dynamic Capital Appreciation       Seeks capital appreciation.        Fidelity Management & Research
  Portfolio+                                                          Company
Mid Cap Portfolio                  Seeks long-term growth of          Fidelity Management & Research
                                   capital.                           Company
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
Templeton Developing Markets       Seeks long-term capital            Templeton Asset Management Ltd.
  Securities Fund                  appreciation.
Templeton Foreign Securities Fund  Seeks long-term capital growth.    Templeton Investment Counsel, LLC
                                                                      Subadviser: Franklin Templeton
                                                                      Investment Management Limited
JANUS ASPEN SERIES -- SERVICE
  SHARES
Mid Cap Growth Portfolio           Seeks long-term growth of          Janus Capital Management LLC
                                   capital.
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
Legg Mason Partners Variable       Seeks capital appreciation.        Legg Mason Partners Fund Advisor,
  Aggressive Growth                                                   LLC
  Portfolio -- Class I+                                               Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
  Appreciation Portfolio -- Class  capital.                           LLC
  I                                                                   Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks total return (that is, a     Legg Mason Partners Fund Advisor,
  Capital and Income               combination of income and long-    LLC
  Portfolio -- Class I+            term capital appreciation).        Subadvisers: Western Asset
                                                                      Management Company; ClearBridge
                                                                      Advisors, LLC; Western Asset
                                                                      Management Company Limited
Legg Mason Partners Variable       Seeks capital appreciation,        Legg Mason Partners Fund Advisor,
  Dividend Strategy Portfolio+     principally through investments    LLC
                                   in dividend-paying stocks.         Subadviser: ClearBridge Advisors,
                                                                      LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Legg Mason Partners Variable       Seeks investment results that,     Legg Mason Partners Fund Advisor,
  Equity Index Portfolio -- Class  before expenses, correspond to     LLC
  II                               the price and yield performance    Subadviser: Batterymarch
                                   of the S&P 500(R) Index.           Financial Management, Inc.
Legg Mason Partners Variable       Seeks long-term capital growth.    Legg Mason Partners Fund Advisor,
  Fundamental Value                Current income is a secondary      LLC
  Portfolio -- Class I             consideration.                     Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks total return on assets from  Legg Mason Partners Fund Advisor,
  International All Cap            growth of capital and income.      LLC
  Opportunity Portfolio+                                              Subadviser: Global Currents
                                                                      Investment Management, LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Investors Portfolio -- Class I   capital. Current income is a       LLC
                                   secondary objective.               Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Large Cap Growth                 capital.                           LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Small Cap Growth                 capital.                           LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks capital appreciation and     Legg Mason Partners Fund Advisor,
  Social Awareness Portfolio       retention of net investment        LLC
                                   income.                            Subadviser: Legg Mason Investment
                                                                      Counsel, LLC
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
Legg Mason Partners Variable       Seeks to provide high current      Legg Mason Partners Fund Advisor,
  Adjustable Rate Income           income and to limit the degree of  LLC
  Portfolio                        fluctuation of its net asset       Subadviser: Western Asset
                                   value resulting from movements in  Management Company
                                   interest rates.
Legg Mason Partners Variable High  Seeks high current income.         Legg Mason Partners Fund Advisor,
  Income Portfolio                 Secondarily, seeks capital         LLC
                                   appreciation.                      Subadvisers: Western Asset
                                                                      Management Company; Western Asset
                                                                      Management Company Limited
MET INVESTORS SERIES TRUST
BlackRock High Yield               Seeks to maximize total return,    Met Investors Advisory, LLC
  Portfolio -- Class A             consistent with income generation  Subadviser: BlackRock Financial
                                   and prudent investment             Management, Inc.
                                   management.
BlackRock Large Cap Core           Seeks long-term capital growth.    Met Investors Advisory, LLC
  Portfolio -- Class E                                                Subadviser: BlackRock Advisors,
                                                                      LLC
Clarion Global Real Estate         Seeks to provide total return      Met Investors Advisory, LLC
  Portfolio -- Class A             through investment in real estate  Subadviser: ING Clarion Real
                                   securities, emphasizing both       Estate Securities, L.P.
                                   capital appreciation and current
                                   income.
Dreman Small Cap Value             Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Dreman Value
                                                                      Management, L.L.C.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Harris Oakmark International       Seeks long-term capital            Met Investors Advisory, LLC
  Portfolio -- Class A             appreciation.                      Subadviser: Harris Associates
                                                                      L.P.
Janus Forty Portfolio -- Class A   Seeks capital appreciation.        Met Investors Advisory, LLC
                                                                      Subadviser: Janus Capital
                                                                      Management LLC
Lazard Mid Cap Portfolio -- Class  Seeks long-term growth of          Met Investors Advisory, LLC
  A                                capital.                           Subadviser: Lazard Asset
                                                                      Management LLC
Legg Mason Partners Managed        Seeks high total return.           Met Investors Advisory, LLC
  Assets Portfolio -- Class A                                         Subadvisers: Batterymarch
                                                                      Financial Management, Inc.;
                                                                      Western Asset Management Company;
                                                                      ClearBridge Advisors, LLC; Legg
                                                                      Mason Global Asset Allocation,
                                                                      LLC
Lord Abbett Bond Debenture         Seeks high current income and the  Met Investors Advisory, LLC
  Portfolio -- Class A             opportunity for capital            Subadviser: Lord, Abbett & Co.
                                   appreciation to produce a high     LLC
                                   total return.
Lord Abbett Growth and Income      Seeks long-term growth of capital  Met Investors Advisory, LLC
  Portfolio -- Class B             and income without excessive       Subadviser: Lord, Abbett & Co.
                                   fluctuation in market value.       LLC
Lord Abbett Mid Cap Value          Seeks capital appreciation         Met Investors Advisory, LLC
  Portfolio -- Class B             through investments primarily in   Subadviser: Lord, Abbett & Co.
                                   equity securities which are        LLC
                                   believed to be undervalued in the
                                   marketplace.
Met/AIM Capital Appreciation       Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
Met/AIM Small Cap Growth           Seeks long-term growth of          Met Investors Advisory, LLC
  Portfolio -- Class A             capital.                           Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
MFS(R) Emerging Markets Equity     Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A+                                               Subadviser: Massachusetts
                                                                      Financial Services Company
MFS(R) Research International      Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B+                                               Subadviser: Massachusetts
                                                                      Financial Services Company
PIMCO Inflation Protected Bond     Seeks to provide maximum real      Met Investors Advisory, LLC
  Portfolio -- Class A             return, consistent with            Subadviser: Pacific Investment
                                   preservation of capital and        Management Company LLC
                                   prudent investment management.
Pioneer Fund Portfolio -- Class A  Seeks reasonable income and        Met Investors Advisory, LLC
                                   capital growth.                    Subadviser: Pioneer Investment
                                                                      Management, Inc.
Pioneer Strategic Income           Seeks a high level of current      Met Investors Advisory, LLC
  Portfolio -- Class A             income.                            Subadviser: Pioneer Investment
                                                                      Management, Inc.
Third Avenue Small Cap Value       Seeks long-term capital            Met Investors Advisory, LLC
  Portfolio -- Class B             appreciation.                      Subadviser: Third Avenue
                                                                      Management LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Van Kampen Mid Cap Growth          Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B+                                               Subadviser: Morgan Stanley
                                                                      Investment Management, Inc.
                                                                      (d/b/a Van Kampen)
METROPOLITAN SERIES FUND, INC.
BlackRock Aggressive Growth        Seeks maximum capital              MetLife Advisers, LLC
  Portfolio -- Class D             appreciation.                      Subadviser: BlackRock Advisors,
                                                                      LLC
BlackRock Bond Income              Seeks a competitive total return   MetLife Advisers, LLC
  Portfolio -- Class A             primarily from investing in        Subadviser: BlackRock Advisors,
                                   fixed-income securities.           LLC
BlackRock Money Market             Seeks a high level of current      MetLife Advisers, LLC
  Portfolio -- Class A             income consistent with             Subadviser: BlackRock Advisors,
                                   preservation of capital.           LLC
Capital Guardian U.S. Equity       Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class A+            capital.                           Subadviser: Capital Guardian
                                                                      Trust Company
Davis Venture Value                Seeks growth of capital.           MetLife Advisers, LLC
  Portfolio -- Class A                                                Subadviser: Davis Selected
                                                                      Advisers, L.P.
FI Large Cap Portfolio -- Class A  Seeks long-term growth of          MetLife Advisers, LLC
                                   capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
FI Value Leaders                   Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class D             capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
Jennison Growth                    Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class B+            capital.                           Subadviser: Jennison Associates
                                                                      LLC
Lehman Brothers(R) Aggregate Bond  Seeks to equal the performance of  MetLife Advisers, LLC
  Index Portfolio -- Class A       the Lehman Brothers(R) Aggregate   Subadviser: MetLife Investment
                                   Bond Index.                        Advisors Company, LLC
MetLife Aggressive Allocation      Seeks growth of capital.           MetLife Advisers, LLC
  Portfolio -- Class B
MetLife Conservative Allocation    Seeks high level of current        MetLife Advisers, LLC
  Portfolio -- Class B             income, with growth of capital as
                                   a secondary objective.
MetLife Conservative to Moderate   Seeks high total return in the     MetLife Advisers, LLC
  Allocation Portfolio -- Class B  form of income and growth of capital, with a greater emphasis
                                   on income.
MetLife Moderate Allocation        Seeks a balance between a high     MetLife Advisers, LLC
  Portfolio -- Class B             level of current income and
                                   growth of capital, with a greater
                                   emphasis on growth of capital.
MetLife Moderate to Aggressive     Seeks growth of capital.           MetLife Advisers, LLC
  Allocation Portfolio -- Class B
MetLife Stock Index                Seeks to equal the performance of  MetLife Advisers, LLC
  Portfolio -- Class A             the Standard & Poor's 500(R)       Subadviser: MetLife Investment
                                   Composite Stock Price Index.       Advisors Company, LLC
MFS(R) Total Return                Seeks a favorable total return     MetLife Advisers, LLC
  Portfolio -- Class F             through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
MFS(R) Value Portfolio -- Class A  Seeks capital appreciation and     MetLife Advisers, LLC
                                   reasonable income.                 Subadviser: Massachusetts
                                                                      Financial Services Company
Morgan Stanley EAFE(R) Index       Seeks to equal the performance of  MetLife Advisers, LLC
  Portfolio -- Class A             the MSCI EAFE(R) Index.            Subadviser: MetLife Investment
                                                                      Advisors Company, LLC
Oppenheimer Global Equity          Seeks capital appreciation.        MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: OppenheimerFunds,
                                                                      Inc.
Russell 2000(R) Index              Seeks to equal the return of the   MetLife Advisers, LLC
  Portfolio -- Class A             Russell 2000(R) Index.             Subadviser: MetLife Investment
                                                                      Advisors Company, LLC
T. Rowe Price Small Cap Growth     Seeks long-term capital growth.    MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: T. Rowe Price
                                                                      Associates, Inc.
Western Asset Management U.S.      Seeks to maximize total return     MetLife Advisers, LLC
  Government Portfolio -- Class A  consistent with preservation of    Subadviser: Western Asset
                                   capital and maintenance of         Management Company
                                   liquidity.
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
Total Return Portfolio             Seeks maximum total return,        Pacific Investment Management
                                   consistent with preservation of    Company LLC
                                   capital and prudent investment
                                   management.
VAN KAMPEN LIFE INVESTMENT
  TRUST -- CLASS II
Comstock Portfolio                 Seeks capital growth and income    Van Kampen Asset Management
                                   through investments in equity
                                   securities, including common
                                   stocks, preferred stocks and
                                   securities convertible into
                                   common and preferred stocks.
Enterprise Portfolio+              Seeks capital appreciation         Van Kampen Asset Management
                                   through investments in securities
                                   believed by the Portfolio's
                                   investment adviser to have above
                                   average potential for capital
                                   appreciation.
WELLS FARGO VARIABLE TRUST
VT Small/Mid Cap Value Fund+       Seeks long-term capital            Wells Fargo Funds Management, LLC
                                   appreciation.                      Subadviser: Wells Capital
                                                                      Management Incorporated


---------
+ Not available under all Contracts. Availability depends on Contract issue date.

++ Certain Variable Funding Options have been subject to a merger, substitution or other change. Please see "Appendix B -- Additional Information Regarding the Underlying Funds".

METROPOLITAN SERIES FUND, INC. ASSET ALLOCATION PORTFOLIOS

The MetLife Conservative Allocation Portfolio, the MetLife Conservative to Moderate Allocation Portfolio, the MetLife Moderate Allocation Portfolio, the MetLife Moderate to Aggressive Allocation Portfolio and the MetLife Aggressive Allocation Portfolio, also known as the "asset allocation portfolios", are "fund of funds" portfolios that invest substantially all of their assets in other portfolios of the Metropolitan Series Fund, Inc. or the Met Investors Series Trust. Therefore, each of these asset allocation portfolios will bear its pro-rata share of the fees and expenses incurred by the underlying portfolio in which it invests in addition to its own management fees and expenses. This will reduce the investment return of each of the asset allocation portfolios. The expense levels will vary over time, depending on the mix of underlying portfolios in which the asset allocation portfolio invests. Contract Owners may be able to realize lower aggregate expenses by investing directly in the underlying portfolios instead of investing in the asset allocation portfolios.

A Contract Owner who chooses to invest directly in the underlying portfolios would not, however, receive asset allocation services provided by MetLife Advisers. For more information regarding the asset allocation portfolios, please read the prospectus for these portfolios.

                                  FIXED ACCOUNT

--------------------------------------------------------------------------------

We may offer our Fixed Account as a funding option. Please see separate prospectus for more information.

                             CHARGES AND DEDUCTIONS

--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the services and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts;

     - the death benefit paid on the death of the Contract Owner, Annuitant, or first of the joint owners;

     - the available funding options and related programs (including dollar cost averaging, portfolio rebalancing, and systematic withdrawal programs);

     -    administration of the annuity options available under the Contracts;
          and

     -    the distribution of various reports to Contract Owners.

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts;

     - sales and marketing expenses including commission payments to your sales agent; and

     -    other costs of doing business.

Risks we assume include:

     - that Annuitants may live longer than estimated when the annuity factors under the Contracts were established;

     - that the amount of the death benefit will be greater than the Contract Value; and

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted.

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

We may reduce or eliminate the withdrawal charge, the administrative charges and/or the mortality and expense risk charge under the Contract based upon characteristics of the group. Such characteristics include, but are not limited to, the nature of the group, size, facility by which Purchase Payments will be paid, and aggregate amount of anticipated persistency. The availability of a reduction or elimination of the withdrawal charge or the administrative charge will be made in a reasonable manner and will not be unfairly discriminatory to the interest of any Contract Owner.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. For example, the withdrawal charge we collect may not fully cover all of the sales and distribution expenses we actually incur. The amount of any fee or charge is not impacted by an outstanding loan. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

Withdrawals pursuant to a request to divide Contract Value due to a divorce are subject to withdrawal charges.

WITHDRAWAL CHARGE

We do not deduct a sales charge from Purchase Payments when they are made to the Contract. However, a withdrawal charge will apply if Purchase Payments and any applicable Purchase Payment Credits are withdrawn before they have been in the Contract for five years. We will assess the charge as a percentage of the Purchase Payment and any applicable Purchase Payment Credits withdrawn as follows:

     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                 1 year               5%
         1 year                 2 years               4%
         2 years                3 years               3%
         3 years                4 years               2%
         4 years                5 years               1%
        5+ years                                      0%


For purposes of the withdrawal charge calculation, withdrawals will be deemed to be taken first from:

     (a)  any Purchase Payments to which no withdrawal charge applies then

     (b) any remaining free withdrawal allowance (as described below) after reduction by the amount of (a), then

     (c) any Purchase Payments to which withdrawal charges apply (on a first-in, first-out basis) and, finally

     (d)  from any Contract earnings

Unless you instruct us otherwise, we will deduct the withdrawal charge from the amount requested.

IF YOU DID NOT PURCHASE YOUR CONTRACT UNDER A 457 OR 403(B) QUALIFIED PLAN, WE WILL NOT DEDUCT A WITHDRAWAL CHARGE:

     -    from payments we make due to the death of the Annuitant

     - if an annuity payout has begun, other than the Liquidity Benefit Option (See "Liquidity Benefit")

     - from amounts withdrawn which are deposited to other contracts issued by us or our affiliate, subject to our approval

     - if withdrawals are taken under our Managed Distribution Program, if elected by you (see Access to Your Money) or

     - if you are confined to an eligible nursing home, as described in Appendix G

IF YOU PURCHASED YOUR CONTRACT UNDER A 457 OR 403(B) QUALIFIED PLAN, WE WILL NOT DEDUCT A WITHDRAWAL CHARGE:

     -    from payments we make due to the death of the Annuitant

     -    if an annuity payout has begun

     - from amounts withdrawn which are deposited to other contracts issued by us or our affiliate, subject to our approval

     - if withdrawals are taken as a minimum distribution, as defined under The Code

     -    if withdrawals are taken due to a hardship, as defined under The Code

     - if withdrawals are taken due to a disability, as defined under The Code, of the Annuitant;

     - if you are confined to an eligible nursing home, as described in Appendix G (403 (b) plans only).

FREE WITHDRAWAL ALLOWANCE

Beginning in the second Contract Year, you may withdraw up to 20% of the Contract Value annually. We calculate the available withdrawal amount as of the end of the previous Contract Year.

Any withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty tax may be assessed on any withdrawal if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of a withdrawal.

TRANSFER CHARGE

We reserve the right to assess a transfer charge of up to $10 on transfers exceeding 12 per year. We will notify you in writing at your last known address at least 31 days before we impose any such transfer charge.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, we deduct a mortality and expense risk ("M&E") charge from amounts we hold in the Variable Funding Options. We reflect the deduction in our calculation of Accumulation and Annuity Unit values. The charges stated are the maximum for this product. This charge is equal to 0.80% annually. If you choose the Optional Death Benefit, the M&E charge is 1.25% annually. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your sales agent.

VARIABLE FUNDING OPTION EXPENSES

We summarized the charges and expenses of the Underlying Funds in the fee table. Please review the prospectus for each Underlying Fund for a more complete description of that fund and its expenses. Underlying Fund expenses are not fixed or guaranteed and are subject to change by the Underlying Fund.

FLOOR BENEFIT/LIQUIDITY BENEFIT CHARGES

If you select the Variable Annuitization Floor Benefit, we deduct a charge upon election of this benefit. This charge compensates us for guaranteeing a minimum variable Annuity Payment regardless of the performance of the Variable Funding Options you selected. This charge will vary based upon market conditions, but will never increase your annual Separate Account charge by more than 3%. The charge will be set at the time of election, and will remain level throughout the term of annuitization. If the Liquidity Benefit is selected, there is a surrender charge of 5% of the amounts withdrawn during the annuity period. Please refer to the "Payment Options" section for a description of these benefits.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 3.5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract Value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, Contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                                    TRANSFERS

--------------------------------------------------------------------------------

Subject to the limitations described below, you may transfer all or part of your Contract Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

Where permitted by state law, we reserve the right to restrict transfers from the Variable Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

Currently, there are no charges for transfers; however, we reserve the right to charge a $10 fee for any transfer request which exceeds twelve per year. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.

You may also transfer between the Variable Funding Options and the Fixed Account; however, no transfers are allowed between the Fixed Account and any Competing Fund. Amounts previously transferred from the Fixed Account to the Underlying Funds may not be transferred back to the Fixed Account or any Competing Fund for a period of at least 3 months for the date of the transfer. Amounts previously transferred from a Competing Fund to and Underlying Fund, which is not a Competing Fund, may not be transferred to the Fixed Account for a period of at least 3 months from the date of the Purchase Payment. (Please refer to "Appendix F -- Competing Funds".)

MARKET TIMING/EXCESSIVE TRADING

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the Underlying Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Underlying Funds and may disrupt Underlying Fund management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Underlying Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Underlying Funds (i.e., American Funds Global Growth Fund, Clarion Global Real Estate Portfolio, MFS(R) Emerging Markets Equity Portfolio, Delaware VIP Small Cap Value Series, Templeton Developing Markets Securities Fund, Templeton Foreign Securities Fund, Legg Mason Partners Variable High Income Portfolio, Legg Mason Partners Variable International All Cap Opportunities Portfolio, Legg Mason Partners Variable Small Cap Growth Portfolio, Dreman Small Cap Value Portfolio, Harris Oakmark International Portfolio, Lord Abbett Bond Debenture Portfolio, Met/AIM Small Cap Growth Portfolio, Morgan Stanley EAFE(R) Index Portfolio, Pioneer Strategic Income Portfolio, Oppenheimer Global Equity Portfolio, BlackRock High Yield Portfolio, MFS(R) Research International Portfolio, Russell 2000(R) Index Portfolio, T. Rowe Price Small Cap Growth Portfolio, Third Avenue Small Cap Value Portfolio and Wells Fargo VT Small Mid Cap Value Fund -- the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. In addition, as described below, we treat all American Funds Insurance Series((R) )portfolios ("American Funds portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Underlying Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Underlying Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Underlying Funds, we rely on the Underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

AMERICAN FUNDS((R)) MONITORING POLICY. As a condition to making their portfolios available in our products, American Funds(R) requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds(R) requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Contract, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds(R) monitoring policy will result in a written notice of violation; any additional violation will result in the imposition of the transfer restrictions described below. Further, as Monitored Portfolios, American Funds portfolios also will be subject to our current market timing and excessive trading policies, procedures and restrictions, and transfer restrictions may be imposed upon a violation of either monitoring policy.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Contract Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Contract Owner; or

     - reject the transfer or exchange instructions of individual Contract Owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Contract Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Underlying Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Contract Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Contract Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Underlying Fund and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds, we have entered into a written agreement, as required by SEC regulation, with each Underlying Fund or its principal underwriter that obligates us to provide to the Underlying Fund promptly upon request certain information about the trading activity of an individual Contract Owner, and to execute instructions from the Underlying Fund to restrict or prohibit further Purchase Payments or transfers by specific Contract Owners who violate the frequent trading policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the Contracts should be aware that the purchase and redemption orders received by the Underlying Funds generally are "omnibus" orders from intermediaries, such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual Contract Owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Underlying Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Underlying Funds. If an Underlying Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Underlying Fund prospectuses for more details.

                              ACCESS TO YOUR MONEY

--------------------------------------------------------------------------------

Any time before the Maturity Date, you may redeem all or any portion of the Cash Surrender Value, that is, the Contract Value less any withdrawal charge and any premium tax not previously deducted. Unless you submit a Written Request specifying the fixed or Variable Funding Option(s) from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. The Cash Surrender Value will be determined as of the close of business after we receive your surrender request at our Home Office. The Cash Surrender Value may be more or less than the Purchase Payments you made. You may not make withdrawals during the annuity period.

For amounts allocated to the Variable Funding Options, we may defer payment of any Cash Surrender Value for a period of up to five business days after the Written Request is received. For amounts allocated to the Fixed Account, we may defer payment of any Cash Surrender Value for a period up to six months. In either case, it is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

We may withhold payment of Cash Surrender Value or a Participant's loan proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communication to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

For those participating in the Texas Optional Retirement Program, withdrawals may only be made upon termination of employment, retirement or death as provided in the Texas Optional Retirement Program (See Appendix E for additional information).

If your Contract is issued as part of a 403(b) plan, there are restrictions on your ability to make withdrawals from your Contract. You may not withdraw contributions or earnings made to your Contract after December 31, 1988 unless you are (a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial
hardship. Even if you are experiencing a financial hardship, you may only withdraw contributions, not earnings. You should consult with your tax adviser before making a withdrawal from your Contract.

SYSTEMATIC WITHDRAWALS

Before the Maturity Date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes and withdrawal charge. To elect systematic withdrawals you must have a Contract Value of at least $15,000 and you must make the election on the form we provide. We will surrender Accumulation Units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days written notice to Contract Owners (where allowed by state law).

Each systematic withdrawal is subject to federal income taxes on the taxable portion, and may be subject to withdrawal charges. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Contract Owner is under age 59 1/2. There is no additional fee for electing systematic withdrawals. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

MANAGED DISTRIBUTION PROGRAM. Under the systematic withdrawal option, you may choose to participate in the Managed Distribution Program. At no cost to you, you may instruct us to calculate and make minimum distributions that may be required by the IRS upon reaching age 70 1/2. (See "Federal Tax Considerations") These payments will not be subject to the withdrawal charge and will be in lieu of the free withdrawal allowance. No Dollar Cost Averaging Program will be permitted if you are participating in the Managed Distribution Program.

                              OWNERSHIP PROVISIONS

--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

CONTRACT OWNER

The Contract belongs to the Contract Owner named in the Contract (on the Contract Specifications page). You have sole power to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary

If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot take a loan or make additional Purchase Payments.

BENEFICIARY

You name the beneficiary in a Written Request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the Contract Owner. If more than one beneficiary survives the Annuitant or Contract Owner they will share equally in benefits unless you recorded different shares with the Company by Written Request before the death of the Contract Owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from either the Variable Funding Options or the Fixed Account, as most recently elected by the Contract Owner, until the Death Report Date.

Unless you have named an irrevocable beneficiary, you have the right to change any beneficiary by Written Request during the lifetime of the Annuitant and while the Contract continues.

ANNUITANT

The Annuitant is the individual on whose life the Maturity Date and the amount of the monthly Annuity Payments depend.

                                  DEATH BENEFIT

--------------------------------------------------------------------------------

Before the Maturity Date, generally, a death benefit is payable when you die. At purchase, you elect either the standard death benefit or the optional death benefit. We calculate the death benefit at the close of the business day on which our Home Office receives (1) Due Proof of Death and (2) written payment instructions or election of beneficiary contract continuance ("Death Report Date").

DEATH PROCEEDS BEFORE THE MATURITY DATE

STANDARD DEATH BENEFIT

-------------------------------------------------------------------------------------
ANNUITANT'S AGE ON THE CONTRACT
              DATE                                DEATH BENEFIT PAYABLE
--------------------------------- ---------------------------------------------------
On or Before Age 80                 Greater of:
                                    1) Contract Value on the Death Report Date, or
                                    2) Total Purchase Payments less the total amount
                                       of any partial surrenders (including
                                       associated charges, if any).
--------------------------------- ---------------------------------------------------
After Age 80                        Contract Value less any applicable premium tax.
--------------------------------- ---------------------------------------------------


OPTIONAL DEATH BENEFIT AND CREDIT

The Optional Death Benefit and Credit varies depending on the Annuitant's age on the Contract Date.

-------------------------------------------------------------------------------------
ANNUITANT'S AGE ON THE CONTRACT
              DATE                                DEATH BENEFIT PAYABLE
--------------------------------- ---------------------------------------------------
Under Age 70                        Greater of:
                                    1) Contract Value on the Death Report Date, or
                                    2) Total Purchase Payments less the total of any
                                       withdrawals (and related charges); or
                                    3) Maximum Step-Up death benefit value (described
                                       below) in effect on Death Report Date which
                                       are associated with Contract Date
                                       anniversaries beginning with the 5th, and
                                       ending with the last before the Annuitant's
                                       76th birthday.
--------------------------------- ---------------------------------------------------
Age 70-75                           Greater of:
                                    1) Contract Value on Death Report Date, or
                                    2) Total Purchase Payments less the total of any
                                       withdrawals (and related charges); or
                                    3) Step-Up death benefit value (described below)
                                       in effect on Death Report Date associated with
                                       the 5th Contract Date anniversary.
--------------------------------- ---------------------------------------------------
Age 76-80                           Greater of (1) or (2) above.
--------------------------------- ---------------------------------------------------
Age over 80                         Contract Value on Death Report Date (less any
                                    applicable premium tax)
--------------------------------- ---------------------------------------------------


STEP-UP DEATH BENEFIT VALUE

We will establish a separate Step-Up death benefit value on the fifth Contract Date anniversary and on each subsequent Contract Date anniversary on or before the Death Report Date. The Step-Up death benefit value will initially equal the Contract Value on that anniversary. After a Step-Up death benefit value has been established, we will recalculate it each time a Purchase Payment is made or a withdrawal is taken until the Death Report Date. We will recalculate Step-Up death benefit values by increasing them by the amount of each applicable Purchase Payment and by reducing them by a partial surrender reduction (as described below) for each applicable withdrawal. Recalculations of Step-Up death benefit values related to any Purchase Payments or any withdrawals will be made in the order that such Purchase Payments or partial surrender reductions occur.

PARTIAL SURRENDER REDUCTION. If you make a withdrawal, we will reduce the Step-Up value by a partial surrender reduction which equals: (1) the step-up value immediately prior to the withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the withdrawal.

For example, assume your current Contract Value is $55,000. If your step-up value immediately prior to the withdrawal is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the step-up value as follows:

           50,000 x (10,000/55,000) = 9,090

Your new step-up value would be 50,000-9,090, or $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your step-up value immediately prior to the withdrawal is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the step-up value as follows:

           50,000 x (10,000/30,000) = 16,666

Your new step-up value would be 50,000-16,666, or $33,334.

PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the Maturity Date in the chart below. The chart does not encompass every situation and is merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

------------------------------------------------------------------------------------------------------
                                                                                      MANDATORY
      BEFORE THE MATURITY DATE,                   THE COMPANY WILL                   PAYOUT RULES
        UPON THE DEATH OF THE                   PAY THE PROCEEDS TO:                    APPLY*
------------------------------------------------------------------------------------------------------
OWNER/ANNUITANT                        The beneficiary (ies), or if none, to   Yes
                                       the Contract Owner's estate.
------------------------------------------------------------------------------------------------------
BENEFICIARY                            No death proceeds are payable;          N/A
                                       Contract continues.
------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY                 No death proceeds are payable;          N/A
                                       Contract continues.
------------------------------------------------------------------------------------------------------


* Certain payout rules of the Internal Revenue Code (IRC) are triggered upon the death of the Owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary's life expectancy within one year of death or take a complete distribution of Contract proceeds within 5 years of death. If mandatory distributions have begun, the 5 year payout option is not available.

BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES)

If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the Death Report Date, (more than $1,000,000 is subject to Home Office approval), your beneficiary(ies) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump-sum. If the beneficiary chooses to continue the Contract, the beneficiary can extend the payout phase of the Contract enabling the beneficiary to "stretch" the death benefit distributions out over his life expectancy as permitted by the Internal Revenue Code.

If your beneficiary elects to continue the Contract, the death benefit will be calculated as of the Death Report Date. The initial Contract Value of the continued Contract (the "adjusted Contract Value") will equal the greater of the Contract Value or the death benefit calculated on the Death Report Date and will be allocated to the funding options in the same proportion as prior to the Death Report Date. If the adjusted Contract Value is allocated to the Variable Funding Options, the beneficiary bears the investment risk.

The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

     -    take a loan

     -    make additional Purchase Payments

     -    transfer ownership of the Contract

The beneficiary may also name his/her own beneficiary ("succeeding beneficiary") and has the right to take withdrawals at any time after the Death Report Date without a withdrawal charge. All other fees and charges applicable to the original Contract will also apply to the continued Contract. All benefits and features of the continued Contract will be based on the beneficiary's age on the Death Report Date as if the beneficiary had purchased the Contract with the adjusted Contract Value on the Death Report Date.

PLANNED DEATH BENEFIT (INDIVIDUAL CONTRACTS ONLY)

You may request that rather than receive a lump-sum death benefit, the beneficiary(ies) receive all or a portion of the death benefit proceeds either:

     - through an annuity for life or a period that does not exceed the beneficiary's life expectancy or

     - under the terms of the Beneficiary Continuance provision described above. If the Beneficiary Continuance provision is selected as a planned death benefit, no surrenders will be allowed other than payments meant to satisfy minimum distribution amounts or systematic withdrawal amounts, if greater

You must make the planned death benefit request as well as any revocation of this request in writing. Upon your death, your beneficiary(ies) cannot revoke or modify this request. If the death benefit at the time we receive Due Proof of Death is less than $2,000, we will only pay a lump sum to the beneficiary. If periodic payments due under the planned death benefit election are less than $100, we reserve the right to make Annuity Payments at less frequent intervals, resulting in a payment of at least $100 per year. If no beneficiary is alive when death benefits become payable, we will pay the death benefit as provided in your Contract.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any Contract Owner or the Annuitant dies on or after the Maturity Date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity option then in effect.

                               THE ANNUITY PERIOD

--------------------------------------------------------------------------------

MATURITY DATE

Under the Contract, you can receive regular payments ("Annuity Payments"). You can choose the month and the year in which those payments begin ("Maturity Date"). You can also choose among income payouts (annuity options) or elect a lump-sum distribution. While the Annuitant is alive, you can change your selection any time up to the Maturity Date. Annuity Payments will begin on the Maturity Date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity Payments are a series of periodic payments (a) for life; (b) for life with either a minimum number of payments or a specific amount assured; or (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor . We may require proof that the Annuitant is alive before Annuity Payments are made. Not all options may be available in all states.

You may choose to annuitize at any time after you purchase your Contract. Unless you elect otherwise, the Maturity Date will be the Annuitant's 90th birthday or ten years after the effective date of the Contract, if later. This requirement may be changed by us.

At least 30 days before the original Maturity Date, you may elect to extend the Maturity Date to any time prior to the Annuitant's 90th birthday, or to a later date with our consent. You may use certain annuity options taken at the Maturity Date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with certain Qualified Contracts upon either the later of the Contract Owner's attainment of age 70 1/2 or year of retirement. You should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

You may elect to receive your Annuity Payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time Annuity Payments begin, you have not made an election, we will apply your Contract Value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the Maturity Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity Payments. (See "Transfers".)

ANNUITIZATION CREDIT. This credit is applied to the Contract Value used to purchase one of the annuity options described below. The credit equals 0.5% of your Contract Value if you annuitize during Contract Years 2-5, 1% during Contract Years 6-10, and 2% after Contract Year 10. There is no credit applied to Contracts held less than 1 year.

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Variable Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity Payment attributable to each Variable Funding Option by the corresponding Accumulation Unit value as of 14 days before the date Annuity Payments begin. We use an Annuity Unit to measure the dollar value of an Annuity Payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you elect a variable annuity, the amount we apply to it will be the Contract Value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the contract tables by the number of thousands of dollars of Contract Value you apply to that annuity option. You may select an assumed daily net investment factor of 3.0% or 5.0% upon each full or partial annuitization. The contract tables factor in an assumed net investment factor of 3.0% or 5.0%. We call this your net investment rate. Your net investment rate of 3.0% or 5.0% corresponds to an annual interest rate of 3.0% or 5.0%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3.0% or 5.0%, then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3.0% or 5.0%, then the dollar amount of your variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience, as described above, of the applicable funding options. The total amount of each Annuity Payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments that do not vary during the annuity period. We will calculate the dollar amount of the first fixed Annuity Payment (as described under "Variable Annuity,") except that the amount we apply to begin the annuity will be your Contract Value as of the date Annuity Payments begin. Payout rates will not be lower than those shown in the Contract. If it would produce a larger payment, the first fixed Annuity Payment will be determined using the Life Annuity Tables in effect for the same class of Contract Owners on the Maturity Date.

If you have elected the Increasing Benefit Option, the payments will be calculated as above. However, the initial payment will be less than that reflected in the table and the subsequent payments will be increased by the percentage you elected.

LIQUIDITY BENEFIT (BENEFIT NOT AVAILABLE UNDER 457 PLANS)

If you select any annuity option that guarantees you payments for a minimum period of time ("period certain"), you may take a lump sum payment (equal to a portion or all of the value of the remaining payments) any time after the first Contract Year. There is a charge of 5% of the amount withdrawn under this option.

For variable Annuity Payments, we use the Assumed Net Investment Factor, ("ANIF") as the interest rate to determine the lump sum amount. If you request only a percentage of the amount available, we will reduce the amount of each payment during the rest of the period certain by that percentage. After the period expires, your payments will increase to the level they would have been had no liquidation taken place.

For fixed Annuity Payments, we calculate the present value of the remaining period certain payments using a current interest rate. The current interest rate used depends on the amount of time left in the annuity option you elected. The current rate will be the same rate we would give someone electing an annuity option for that same amount of time. If you request a percentage of the amount available during the period certain, we will reduce the amount of each payment during the rest of the period certain by that percentage. After the period certain expires, your payments will increase to the level they would have been had no liquidation taken place.

The market value adjustment formula for calculating the present value described above for fixed Annuity Payments is as follows:
                                        n
                 Present Value = E[Payments x (1/1 + iC)(t/365)
                                      s = 1

Where

iC = the interest rate described above

n = the number of payments remaining in the Contract Owner's period certain at the time of request for this benefit

t = the number of days remaining until that payment is made, adjusting for leap years.

See Appendix D for examples of this market value adjustment.

                                 PAYMENT OPTIONS

--------------------------------------------------------------------------------

ELECTION OF OPTIONS

While the Annuitant is alive, you can change your annuity option selection any time up to the Maturity Date. Once Annuity Payments have begun, no further elections are allowed.

During the Annuitant's lifetime, if you do not elect otherwise before the Maturity Date, we will pay you (or another designated payee) the first of a series of monthly Annuity Payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120, 180 or 240 monthly payments assured). For certain Qualified

Contracts, Annuity Option 4 (Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract.

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, we reserve the right to make payments at less frequent intervals, or to pay the Contract Value in a lump-sum.

On the Maturity Date, we will pay the amount due under the Contract in accordance with the Payment Option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner.

VARIABLE ANNUITIZATION FLOOR BENEFIT (BENEFIT NOT AVAILABLE UNDER 457 PLANS). This benefit may not be available, or may only be available under certain annuity options, if we determine market conditions so dictate. If available, we will guarantee that, regardless of the performance of the Variable Funding Options selected by you, your Annuity Payments will never be less than a certain percentage of your first Annuity Payment. This percentage will vary depending on market conditions, but will never be less than 50%. You may not elect this benefit if you are over age 80. Additionally, you must select from certain funds available under this guarantee. Currently, these funds are the FI Value Leaders Portfolio, BlackRock Bond Portfolio and the Western Asset Management U.S. Government Portfolio. We may, at our discretion, increase or decrease the number of funds available under this benefit. This benefit is not currently available under Annuity Option 5. The benefit is not available with the 5% ANIF under any Option. If you select this benefit, you may not elect to liquidate any portion of your Contract.

There is a charge for this guarantee, which will begin upon election of this benefit. This charge will vary based upon market conditions, and will be established at the time the benefit is elected. Once established, the charge will remain level throughout the remainder of the annuitization, and will never increase your annual Separate Account charge by more than 3% per year.

We reserve the right to restrict the amount of Contract Value to be annuitized under this benefit.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, we may pay all or any part of the Cash Surrender Value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make Annuity Payments during the lifetime of the Annuitant, terminating with the last payment preceding death. While this option offers the maximum periodic payments, there is no assurance of a minimum number of payments nor a provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, payments will be continued during the remainder of the period to the beneficiary designated.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make Annuity Payments during the lifetime of the Annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor. There is no assurance of a minimum number of payments, nor is there a provision for a death benefit upon the survivor's death.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make Annuity Payments during the lifetimes of the Annuitant and a second person. One of the two persons will be designated as the primary payee. The other will be designated as secondary payee. On the death of the secondary payee, if survived by the primary payee, the Company will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, if survived by the secondary payee, the Company will continue to make Annuity Payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payments for a Fixed Period (Term Certain). We will make periodic payments for the period selected. Please note that Option 5 may not satisfy the minimum required distribution rules for Qualified Contracts. Consult a tax advisor before electing this option.

Option 6 -- Other Annuity Options. We will make any other arrangements for Annuity Payments as may be mutually agreed upon.

                        MISCELLANEOUS CONTRACT PROVISIONS

--------------------------------------------------------------------------------

RIGHT TO RETURN

You may return the Contract for a full refund of the Contract Value plus any Contract charges and premium taxes you paid (but not any fees and charges the Underlying Fund assessed) within ten days after you receive it (the "right to return period"). The number of days for the right to return varies by state. Depending on state law, we may refund all of your Purchase Payments or your Contract Value. You bear the investment risk of investing in the Variable Funding Options during the right to return period; therefore, if your state only requires return of Contract Value, the Contract Value returned may be greater or less than your Purchase Payment.

If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, or longer if your state permits, we will refund your Purchase Payment in full; during the remainder of the right to return period, we will refund the Contract Value (including charges).

We will determine the Contract Value following the close of the business day on which we receive your Contract and a Written Request for a refund. Where state law requires a different period, or the return of Purchase Payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

TERMINATION

We reserve the right to terminate the Contract on any business day if the Contract Value as of that date is less than $2,000 and you have not made Purchase Payments for at least two years, unless otherwise specified by state law. Accordingly, no Contract will be terminated due solely to negative investment performance. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If the Contract is terminated, we will pay you the Cash Surrender Value less any applicable premium tax,. In certain states, we may be required to pay you the Contract Value.

REQUIRED REPORTS

As often as required by law, but at least once in each Contract Year before the due date of the first Annuity Payment, we will furnish a report showing the number of Accumulation Units credited to the Contract and the corresponding Accumulation Unit value(s) as of the report date for each funding option to which the Contract Owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange (the "NYSE") is closed; (2) when trading on the NYSE is restricted; (3) when an emergency exists, as determined by the SEC, so that the sale of securities held in the Separate Account may not reasonably occur, or so that the Company may not reasonably determine the value of the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. At any time, payments from the Fixed Account may be delayed up to 6 months.

MISSTATEMENT

We may require proof of age of the Owner, beneficiary or Annuitant before making any payments under this Contract that are measured by the Owner's, beneficiary's or Annuitant's life. If the age of the measuring life has been misstated, the amount payable will be the amount that would have been provided at the correct age.

Once Annuity Payments have begun, any overpayments or underpayments will be deducted from or added to the payment or payments made after the adjustment. In certain states, we are required to pay interest on any underpayments.

                              THE SEPARATE ACCOUNTS

--------------------------------------------------------------------------------

MetLife Insurance Company of Connecticut sponsors the separate accounts: MetLife of CT Separate Account Five and MetLife of CT Separate Account Six (the "Separate Accounts"), respectively. Both Separate Accounts were established on March 27, 1997 and are registered with the SEC as unit investment trusts under the 1940 Act. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the Variable Funding Options.

Before December 7, 2007 a contract with terms identical to this Contract was issued by MetLife Life and Annuity Company of Connecticut ("MLAC"), a stock life insurance company chartered in 1973 in Connecticut. The Contract was funded through MetLife of CT Separate Account Six for Variable Annuities, a separate account registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended.

On December 7, 2007, MLAC, a wholly-owned subsidiary of the Company and an indirect, wholly-owned subsidiary of MetLife, Inc., merged with and into the Company. Upon consummation of the merger, MLAC's corporate existence ceased by operation of law and the Company assumed legal ownership of all of the assets of MLAC, including MetLife of CT Separate Account Six for Variable Annuities and its assets. Pursuant to the merger, therefore, MetLife of CT Separate Account Six for Variable Annuities became a separate account of the Company. As a result of the merger, the Company also has become responsible for all of MLAC's liabilities and obligations, including those created under the MLAC contract (as initially issued by MLAC (formerly known as The Travelers Life and Annuity Company and outstanding on the date of the merger) and in connection with the market value adjustment feature of the MLAC contract. The MLAC contract has thereby become a variable contract funded by a separate account of the Company and each MLAC contract owner has thereby become a Contract Owner of the Company.

We hold the assets of the Separate Accounts for the exclusive benefit of the owners of each Separate Account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Obligations under the Contract are obligations of the Company. Any obligations that exceed the assets in the Separate Account are payable by the Company's general account. The amount of the guaranteed death benefit that exceeds the Contract Value is paid from the Company's general account. Benefit amounts paid from the general account are subject to the financial strength and claims paying ability of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts or to qualified pension or retirement plans as permitted under the Internal Revenue Code of 1986, as amended, and the regulations thereunder.

We reserve the right to transfer the assets of the Separate Account to another separate account, and to modify the structure or operation of the Separate Account, subject to necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Contract Value.

Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity Contract Owners or variable life policy owners, each Variable Funding

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Option's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity Contract Owners would not bear any of the related expenses, but variable annuity Contract Owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

We anticipate merging the Separate Account(s) with and into another separate account of the Company (the MetLife of CT Separate Account Eleven for Variable Annuities) during the fourth quarter of 2008 at the earliest, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Contract. Similarly, the merger will not have any adverse impact on your Contract Value or any tax consequences for you.

PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Our advertisements may show performance figures assuming that you do not elect any optional features. However, if you elect any optional features, they involve additional charges that will cause the performance of your Variable Funding Options to decrease. You may wish to speak with your registered representative to obtain performance information specific to the optional features you may wish to select.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Fund. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Variable Funding Option. In those cases, we can create "hypothetical historical performance" of a Variable Funding Option. These figures show the performance that the Variable Funding Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges, is positive. If you allocate a portion of your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of your Contract Value may decrease in value.

                           FEDERAL TAX CONSIDERATIONS

--------------------------------------------------------------------------------

GENERAL

THIS SECTION PROVIDES GENERAL INFORMATION REGARDING THE FEDERAL TAXATION OF ANNUITY CONTRACTS IN VARIOUS TAX "MARKETS", INCLUDING GENERAL INFORMATION REGARDING OPTIONAL ANNUITY CONTRACT BENEFITS SUCH AS LIVING BENEFITS RIDERS. THIS SECTION INCLUDES A DISCUSSION OF TAX MARKETS AND OPTIONAL BENEFITS THAT MAY NOT BE OFFERED BY THIS PROSPECTUS. CONSULT YOUR CONTRACT OR CERTIFICATE FOR MORE INFORMATION.

Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, a person contemplating purchase of an annuity contract and/or Contract Owner, participant or Beneficiary who may make elections under a contract should consult with a qualified tax or legal adviser prior to such purchase or the making of an election. It should be understood that the foregoing description of the federal income tax consequences under these contracts is not exhaustive and that special rules are provided with respect to situations not discussed here. It should be understood that if a tax benefited plan loses its exempt status, employees could lose some of the tax benefits described. For further information, a qualified tax adviser should be consulted.

You are responsible for determining whether your purchase of a Contract, withdrawals, Annuity Payments and any other transactions under your Contract satisfy applicable tax law.


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

Congress has recognized the value of saving for retirement by providing certain tax benefits for annuities. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of Contract, Qualified or Non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 reduced the marginal tax rates on long-term capital gains and dividends to 5% and 15%. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Earnings under annuity Contracts, like interest payable on fixed investments (notes, bonds, etc.), continue to be taxed as ordinary income (current top rate of 35%).

Under the current Code, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and dividends.

We are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or ERISA (the Employee Retirement Income Security Act of 1974). If the Annuity is subject to the Retirement Equity Act because it is part of a plan subject to ERISA, the participant's spouse has certain rights which may be waived with the written consent of the spouse. Consult your tax advisor.

The rules for state and local income taxes may differ from the Federal income tax rules. Contract Owners of the Contract should consult their own tax advisors and the law of the applicable taxing jurisdiction to determine what rules and tax benefits apply to the contract.

Tax-Free Exchanges. Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life, endowment, or annuity contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

Federal Estate Taxes. While no attempt is being made to discuss the Federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

Generation-Skipping transfer tax. Under certain circumstances, the Code may impose a "generation skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS. Consult a tax advisor or attorney prior to naming a beneficiary or other payee under the Income Annuity to determine whether this tax may apply.

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Separate Account or to Contract Owners since the Company is the owner of the assets from which the tax benefits are derived.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS

Taxable distributions taken before the Contract Owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain qualified plans. The 10% additional tax due is in addition to any penalties that may apply under your Contract and the normal income taxes due on the distribution.

In general this does not apply to Section 457(b) annuities. However, it does apply to distributions from Contracts under Section 457(b) plans of employers which are state or local governments to the extent that the distribution is attributable to rollovers accepted from other types of eligible retirement plans.


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

NON-QUALIFIED ANNUITIES

If you purchase the Contract on an individual basis with after-tax dollars and not under a tax qualified retirement plan or Individual Retirement Account, your Contract is referred to as non-qualified.

As the Contract Owner of a non-qualified annuity, you do not receive any tax benefit (deduction or deferral of income) on Purchase Payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal (distribution made prior to the Maturity Date), or as periodic Annuity Payments. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings under federal tax laws. Similarly, when you receive an Annuity Payment, part of each periodic payment is considered a return of your Purchase Payments and will not be taxed. The remaining portion of the Annuity Payment (i.e., any earnings) will be considered ordinary income for federal income tax purposes.

If a non-qualified annuity is owned by other than an individual (e.g. by a corporation), however, increases in the value of the Contract attributable to Purchase Payments made after February 28, 1986 are includable in income annually and taxed at ordinary income tax rates. Furthermore, for contracts issued after April 22, 1987, if you transfer the Contract to another person or entity without adequate consideration, all deferred increases in value will be includable in your income for federal income tax purposes at the time of the transfer.

The tax law treats all non-qualified deferred annuities issued after October 21, 1988 by the same company (or its affiliates) to the same owner during any one calendar year as one annuity. This may cause a greater portion of your withdrawals from the Deferred Annuity to be treated as income than would otherwise be the case. Although the law is not clear, the aggregation rule may also adversely affect the tax treatment of payments received under an income annuity where the owner has purchased more than one non-qualified annuity during the same calendar year from the same or an affiliated company after October 21, 1988, and is not receiving income payments from all annuities at the same time.

Under Section 1035 of the Code, your non-qualified Contract may be exchanged for another Non-Qualified annuity without paying income taxes if certain Code requirements are met and income payments have not yet commenced. Code Section 1035 provides that no gain or loss is recognized when an annuity contract or a portion of an existing annuity account balance is received in exchange for a life, endowment, or annuity Contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange (or a portion thereof) could result in your investment becoming subject to higher or lower fees and/or expenses.

For partial exchanges under Section 1035, it is conceivable that the IRS could require aggregation of the several contracts if distributions have been taken from any of the contracts after the exchange within a certain period of time (e.g. 24 months) resulting in greater taxable income and adverse tax consequences such as imposition of the 10% penalty if the taxpayer has not attained age 59 1/2 at the time of the distribution(s).

Additionally, consolidation of contracts under a Section 1035 exchange will cause an aggregation of contract values and may adversely impact gain reported and possible imposition of the 10% penalty if the taxpayer is under age 59 1/2 at the time of distribution from a consolidated contract.

Where otherwise permitted under the Contract, pledges, direct or indirect borrowing against the value of the Contract and other types of transfers of all or a portion of your Contract Value may result in the immediate taxation of the gain in your Contract. This rule may not apply to certain transfers between spouses or between ex-spouses which are considered incident to divorce as defined by the Code.

Consult your tax advisor prior to changing the annuitant or prior to changing the date you have determined to commence income payments, if permitted under the terms of your contract. It is conceivable that the IRS could consider such actions to be a taxable exchange of annuity contracts.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any non-qualified variable annuity contracts based on a Separate Account must meet specific diversification standards. Non-qualified variable annuity contracts shall not be treated as an annuity for federal income tax purposes if investments made in the account are not adequately diversified. Final tax regulations define how Separate Accounts must be diversified. The Company monitors the diversification of investments constantly and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss

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

to the Contract Owner of tax-deferred treatment, requiring the current inclusion of a proportionate share of the income and gains from the Separate Account assets in the income of each Contract Owner. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

If Underlying Fund shares are sold directly to tax-qualified retirement plans that later lose their tax-qualified status or to non-qualified plans, the Separate Account(s) investing in the Underlying Fund may fail the diversification requirements of Section 817(h) of the Code, which could have adverse tax consequences for variable Contract Owners, including losing the benefit of tax deferral.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the Contract Owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

PARTIAL AND FULL WITHDRAWALS

Any withdrawal is generally treated as coming first from earnings (determined based on the difference between the account balance prior to any surrender charges and the remaining basis, immediately prior to the withdrawal) and only after all earnings are paid out from your contributions (and thus a nontaxable return of principal). However, this rule does not apply to payments made under income annuities. Such payments are subject to an "exclusion ratio" or "excludable amount" which determines how much of each payment is a non-taxable return of your contributions/purchase payments and how much is a taxable payment of earnings. Once the total amount treated as a return of your contributions/purchase payments equals the amount of such contributions/purchase payments, all remaining payments are fully taxable.

Generally, when you (or your beneficiary in the case of a death benefit) make a partial withdrawal from your Non-Qualified Annuity, the Code treats such a withdrawal as:

     -    First coming from earnings (and thus subject to income tax); and

     - Then from your purchase payments (which are not subject to income tax).

This rule does not apply to payments made pursuant to an income pay-out option under your Contract.

In the case of a full withdrawal, the withdrawn amounts are treated as first coming from your non-taxable return of purchase payments and then from a taxable payment of earnings. In the event the proceeds on full surrender of your Contract are less than remaining purchase payments you may be able to claim a loss: consult a tax advisor as to whether a loss is allowable, the character of such loss and where to claim it in your Federal Income Tax return.

INCOME ANNUITY PAYMENTS

Generally, different tax rules apply to payments made pursuant to a pay-out option under your Contract than to withdrawals and payments received before the annuity starting date.

Income payments are subject to an "excludable amount" or "exclusion ratio" which determines how much of each payment is treated as:

     -    A non-taxable return of your purchase payment; and

     -    A taxable payment of earnings.

We will determine such excludable amount for each income payment under the Contract as a whole by using the rules applicable to variable income payments in general (i.e. by dividing your after-tax purchase price, as adjusted

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

for any refund or guarantee feature, by the number of expected income payments from the appropriate IRS table). However, the IRS may determine that the excludable amount is different from our computation.

We generally will tell you how much of each income payment is a non-taxable return of your Purchase Payment. However, it is possible that the IRS could conclude that the taxable portion of income payments under a non-qualified contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your purchase payment equals your purchase payment, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your income payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

Partial Annuitizations: At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your account balance is used to convert to income payments. Currently, we will treat the application of less than your entire Contract Value under a non-qualified Contract to a payment option (i.e. taking Annuity Payments) as a taxable withdrawal for federal income tax purposes (which may also be subject to the 10% penalty tax if you are under age 59 1/2). We will then treat the amount of the withdrawal (after any deductions for taxes) as the purchase price of an income annuity and tax report the income payments received for that annuity under the rules for variable income annuities. Consult your tax attorney prior to partially annuitizing your Contract.

Income payments and amounts received on the exercise of a full withdrawal or partial withdrawal option under your non-qualified Contract may not be transferred in a tax-free exchange into another annuity contract. In accordance with our procedures, such amounts will instead be taxable under the rules for income payment or withdrawals, whichever is applicable.

Additionally, if you are under age 59 1/2 at the time income payments commence and intend the income payments to constitute an exception to the 10% penalty tax, any attempt to make a tax-free transfer or rollover (whether for non-qualified or qualified annuities) prior to the later of (a) age 59 1/2, or (b) five years after income payments commence will generally invalidate the exception and subject you to income tax, additional penalties and interest.

Generally, once the total amount treated as a non-taxable return of your purchase payment equals your purchase payment, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your income payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

Under the Code, withdrawals or income payments from non-qualified annuities need not be made by a particular age. However, it is possible that the IRS may determine that you must take a lump sum withdrawal or elect to receive income payments by a certain age (e.g., 85).

AFTER DEATH & DEATH BENEFITS: NON-QUALIFIED ANNUITIES

TAXATION OF DEATH BENEFIT PROCEEDS

The death benefit under an annuity is generally taxable to the recipient beneficiary or other payee, such as your estate, in the same manner as distributions made to the contract owner (using the rules for withdrawals or income payments, whichever is applicable).

If you die before the annuity starting date, as defined under Treasury Regulations, we must make payment of your entire interest in the Contract within five years of the date of your death or begin payments for a period and in a manner allowed by the Code (and any regulations thereunder) to your beneficiary within one year of the date of your death. If your spouse is your beneficiary, he or she may elect to continue as "contract owner" of the Contract.

If the Contract is issued in your name after your death for the benefit of your designated beneficiary with a purchase payment which is directly transferred to the Contract from another non-qualified account or non-qualified annuity you owned, the entire interest in the Contract including the value of all benefits in addition to the account balance must be distributed to your designated beneficiary under the required minimum distribution rules under the Code that apply after your death. Additionally, the death benefit must continue to be distributed to your beneficiary's beneficiary in a manner at least as rapidly as the method of distribution in effect at the time of your beneficiary's death.


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After your death, if your designated beneficiary does not timely elect in accordance with our procedures a method for the payment of the death benefit complying with the Code, the remaining interest in the Contract must be distributed within five years of the date of your death.

Code Section 72(s) requires that non-qualified annuity contracts meet minimum mandatory distribution requirements upon the death of any Contract Owner, including the death of either of the joint owners. If these requirements are not met, the Contract will not be treated as an annuity contract for federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer contracts in accordance with these rules and we will notify you when you should begin receiving payments.

If you die on or after the "annuity starting date," as defined under Treasury Regulations, payments must continue to be made at least as rapidly as under the income type being used as of the date of your death.

If you die before all Purchase Payments are returned, the unreturned amount may be deductible on your final income tax return or deductible by either your beneficiary, if income payments continue after your death, or by your estate or your beneficiary if paid in a lump sum.

In the case of joint owners, the above rules will be applied on the death of any Contract Owner.

Where the Contract Owner is not a natural person, these rules will be applied on the death of or change of any annuitant (if changes to the annuitant are permitted under the Contract).

QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds of an eligible rollover distribution from any qualified employee pension plan or individual retirement annuity (IRA), or deductible IRA contributions, your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs, tax-sheltered annuities established by public school systems or certain tax-exempt organizations under Code Section 403(b), corporate sponsored pension and profit-sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. Another type of Qualified Contract is a Roth IRA, under which after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to the required minimum distribution rules as provided by the Code and described below.

All IRAs, TSAs (ERISA and non-ERISA) sec.457(b), sec.403(a), SEP and SIMPLE plans and 401(a) and 401(k) plans (hereinafter "Qualified Plans" unless otherwise specified) receive tax deferral under the Code. Although there are no additional tax benefits by funding your Qualified Plan with an annuity, doing so does offer you additional insurance benefits such as the availability of a guaranteed income for life.

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract have generally not yet been taxed, the full amount of such distributions, including the amount attributable to Purchase Payments, whether paid in the form of lump-sum withdrawals or Annuity Payments, are generally taxed at the ordinary income tax rate unless the distribution is transferred to an eligible rollover account or contract. The Contract is available as a vehicle for IRA rollovers and for other Qualified Contracts.

There are special rules which govern the taxation of Qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified plan funding vehicles are generally not subject to current taxation.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans 457(b) plans, and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the

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

calendar year in which they attain age 70 1/2 or the year of retirement (except for 5% or more owners). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax advisor as to the impact of these regulations on your personal situation.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value) must be added to the Contract Value in computing the amount required to be distributed over the applicable period. We will provide You with additional information as to the amount of your interest in the Contract that is subject to required minimum distributions under this new rule and either compute the required amount for You or offer to do so at Your request. The new rules are not entirely clear and you should consult your own tax advisors as to how these rules affect your own Contract.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH

Upon the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within 5 years from the date of death (including in a single lump sum) or minimum distributions may be taken over the life expectancy of the individual beneficiaries (and in certain situations, trusts for individuals), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply in the case of an IRA where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract as owner. Alternative rules permit a spousal beneficiary under a qualified contract, including an IRA, to defer the minimum distribution requirements until the end of the year in which the deceased owner would have attained age 70 1/2, or to rollover the death proceeds to his or her own IRA or to another eligible retirement plan in which he or she participates.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401, 403(B), 457 AS WELL AS IRA OWNERS:

While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for the higher limits to be effective at a state income tax level. In other words, permissible contribution limit for income tax purposes may be different at the federal level from your state's income tax laws. Please consult your employer or tax adviser regarding this issue.

INDIVIDUAL RETIREMENT ANNUITIES

The Contract has not been submitted to the IRS for approval as to form as a valid IRA. Such approval would not constitute an IRS approval or endorsement of any funding options under the contract. IRS approval as to form is not required to constitute a valid IRA. Disqualification of the Contract as an IRA could result in the immediate taxation of amounts held in the Contract and other adverse tax consequences.

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make deductible contributions to an individual retirement annuity (IRA). The applicable limit is $5,000 in 2008, and may be indexed for inflation in future years. Additional "catch-up contributions" may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. The single purchase payment may include the deductible contribution for the year of purchase. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

Deductible contributions to an IRA and Roth IRA must be aggregated for purposes of the individual Code Section 408A limits and the Code Section 219 limits (age 50+ catch-up).

Partial or full distributions are treated as ordinary income, except that amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. An additional tax of 10% will apply to any taxable

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

distribution from the IRA that is received by the participant before the age of 59 1/2 except by reason of death, disability or as part of a series of payments for life or life expectancy. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. Certain other mandatory distribution rules apply on the death of the individual. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

Section 408(k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA and can accept an annual employer contribution limited to the lesser of $46,000 or 100% of pay for each participant in 2008.

ROTH IRAS

Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations, (similar to the annual limits for traditional IRAs), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

CONVERSION

You may convert/rollover an existing IRA to a Roth IRA if your modified adjusted gross income does not exceed $100,000 in the year you convert. If you are married but file separately, you may not convert a Traditional IRA into a Roth IRA.

Except to the extent you have non-deductible IRA contributions, the amount converted from an existing IRA into a Roth IRA is taxable. Generally, the 10% early withdrawal penalty does not apply to conversions/rollovers. (See discussion below).

Unless you elect otherwise, amounts you convert from a Traditional IRA to a Roth IRA will be subject to income tax withholding. The amount withheld is determined by the Code.

Note: new IRS guidance requires that in the case of a redesignation of a Traditional IRA into a Roth IRA under the same Contract, the amount that is treated as a taxable distribution is the entire value of the contract, in addition to the account balance. The method(s) under which this value must be determined has not been finalized by the IRS. However, interim guidance has been issued which provides the Issuer may use a method similar to that used in determining the required minimum distribution (but without certain exceptions and assumptions being permitted). Additionally, issuers are required to increase the value subject to tax in the year of the redesignation by any front loads or non-recurring charges (this could include contractual withdrawal charges) imposed in the 12 months prior to the conversion. If your Contract permits such redesignation, consult your tax advisor prior to redesignating your Traditional IRA to a Roth.

If you mistakenly convert or otherwise wish to change your Roth IRA contribution to a Traditional IRA contribution, the tax law allows you to reverse your conversion provided you do so before you file your tax return for the year of the contribution and if certain conditions are met.

In general, a taxpayer may be permitted to revoke or recharacterize a previous conversion from a Traditional IRA to a Roth IRA provided that certain conditions are met. Consult your tax advisor and the instructions to IRS Form 8606 which indicates how and when the recharacterization must be made to be valid and how amounts should be reported. The income tax regulations also impose a waiting period to make a reconversion after such a reversal or recharacterization.


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

KEOGH

A Keogh plan is generally a qualified retirement plan (defined contribution or defined benefit) that covers a self-employed person. Other employees may also be covered. Special rules apply to contribution limits in the case of a self-employed person. The tax rules work similarly to the withdrawal, distribution and eligible distribution rules as under IRAs. However, there may be some differences: consult your tax advisor.

SECTION 403(B) PLANS AND ARRANGEMENTS

GENERAL

TSAs fall under sec.403(b) of the Code, which provides certain tax benefits to eligible employees of public school systems and organizations that are tax exempt under sec.501(c)(3) of the Code.

In general contributions to sec.403(b) arrangements are subject limitations under sec.415(c) of the Code (the lesser of 100% of includable compensation or the applicable limit for the year).

Note: Income tax regulations issued in July 2007 will require certain fundamental changes to these arrangements including (a) a requirement that there be a written plan document in addition to the annuity contract or sec.403(b)(7) custodial account, (b) significant restrictions on the ability for participants to direct proceeds between 403(b) annuity contracts and (c) additional restrictions on withdrawals of amount attributable to contributions other than elective deferrals.

The regulations are generally effective for taxable years beginning after December 31, 2008. However, certain aspects including a prohibition on the use of new life insurance contracts under 403(b) arrangements and rules affecting payroll taxes on certain types of contributions are currently effective.

WITHDRAWALS AND INCOME PAYMENTS

If you are under 59 1/2, you cannot withdraw money from your TSA Contract unless the withdrawal:

     - Relates to Purchase Payments made prior to 1989 (and pre-1989 earnings on those Purchase Payments).

     -    Is directly transferred to another permissible investment under
          Section 403(b) arrangements;

     -    Relates to amounts that are not salary reduction elective deferrals;

     - Occurs after you die, leave your job or become disabled (as defined by the Code); or

     - Is for financial hardship (but only to the extent of Purchase Payments) if your plan allows it.

Purchase Payments for a tax-deferred annuity contract (including salary reduction contributions) may be made by an employer for employees under annuity plans adopted by public educational organizations and certain organizations which are tax exempt under Section 501 (c) (3) of the Code. Within statutory limits ($15,500 in 2008), such salary reduction contributions are not currently includable in the gross income of the participants. Additional "catch-up contributions" may be made by individuals age 50 or over. Increases in the value of the Contract attributable to these Purchase Payments are similarly not subject to current taxation. Instead, both the contributions to the tax-sheltered annuity and the income in the Contract are taxable as ordinary income when distributed.

An additional tax of 10% will apply to any taxable distribution received by the participant before the age of 59 1/2, except when due to death, disability, or as part of a series of payments for life or life expectancy, or made after the age of 55 with separation from service. There are other statutory exceptions that may apply in certain situations.

Amounts attributable to salary reductions made to a tax-sheltered annuity and income thereon may not be withdrawn prior to attaining the age of 59 1/2, severance from employment, death, total and permanent disability, or in the case of hardship as defined by federal tax law and regulations. Hardship withdrawals are available only to the extent of the salary reduction contributions and not from the income attributable to such contributions. These restrictions do not apply to assets held generally as of December 31, 1988.


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

Distributions must begin by April 1st of the calendar year following the later of the calendar year in which the participant attains the age of 70 1/2 or the calendar year in which the Participant retires. Certain other mandatory distribution rules apply at the death of the participant.

Certain distributions, including most partial or full redemptions or "term-for-years" distributions of less than 10 years, are eligible for direct rollover to another 403 (b) contract, certain qualified plans or to an Individual Retirement Arrangement (IRA) without federal income tax or withholding.

To the extent an eligible rollover distribution is not directly rolled over to another 403(b) contract, an IRA or eligible qualified contract, 20% of the taxable amount must be withheld. In addition, current tax may be avoided on eligible rollover distributions which were not directly transferred to a qualified retirement program if the participant makes a rollover to a qualified retirement plan or IRA within 60 days of the distribution.

Distributions in the form of annuity payments are taxable to the participant or Beneficiary as ordinary income in the year of receipt, except that any distribution that is considered the participant's "investment in the Contract" is treated as a return of capital and is not taxable.

SECTION 403(B) LOANS

Some 403(b) Contract loans will be made only from a Fixed Account balance up to certain limits. In that case, we credit your Fixed Account. If your TSA Contract permits loans, such loans will be made only from any Fixed Account balance and only up to certain limits. In that case, we credit the Fixed Account balance up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate we charge for the loan.

The Code and applicable income tax regulations limit the amount that may be borrowed from your 403(b) annuity and all employer plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a certain term.

Your Contract will indicate whether contract loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of your loan agreement and Federal tax law could have adverse tax consequences. Consult a tax advisor and read your loan agreement and Contract prior to taking any loan.

DESIGNATED ROTH ACCOUNTS FOR 403(B) & 401(K) PLANS

Effective January 1, 2006, employers that have established and maintain TSA or 401(k) plans (collectively the "Plan") may also establish a Qualified Roth Contribution Program under Section 402A of the Code ("Designated Roth Accounts") to accept after tax contributions as part of the TSA or 401(k) plan. In accordance with our administrative procedures, we may permit these contributions to be made as purchase payments to a Section 403(b) Contract or to a Contract issued under a 401(k) program under the following conditions:

     1. The employer maintaining the plan has demonstrated to our satisfaction that Designated Roth Accounts are permitted under the Plan.

     2. In accordance with our administrative procedures, the amount of elective deferrals has been irrevocably designated as an after-tax contribution to the Designated Roth Account.

     3. All state regulatory approvals have been obtained to permit the Contract to accept such after-tax elective deferral contributions (and, where permitted under the Qualified Roth Contribution Program and the Contract, rollovers and trustee-to-trustee transfers from other Designated Roth Accounts).

     4. In accordance with our procedures and in a form satisfactory to us, we may accept rollovers from other funding vehicles under any Qualified Roth Contribution Program of the same type in which the employee participates as well as trustee-to-trustee transfers from other funding vehicles under the same Qualified Roth Contribution Program for which the participant is making elective deferral contributions to the Contract.

     5. No other contribution types (including employer contributions, matching contributions, etc.) will be allowed as designated Roth contributions, unless they become permitted under the Code.


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

     6. If permitted under the Code, we may permit both pre-tax contributions under a plan as well as after-tax contributions under that Plan's Qualified Roth Contribution Program to be made under the same Contract as well as rollover contributions and contributions by trustee-to-trustee transfers. In such cases, we will account separately for the designated Roth contributions and the earnings thereon from the contributions and earnings made under the pre-tax TSA plan or pre-tax 401(k) plan (whether made as elective deferrals, rollover contributions or trustee-to-trustee transfers). As between the pre-tax or traditional Plan and the Qualified Roth Contribution Program, we will allocate any living benefits or death benefits provided under the Contract on a reasonable basis, as permitted under the tax law. However, we reserve the right to require a separate TSA Contract to accept designated Roth TSA contributions and a separate Section 401(k) Contract to accept designated Roth 401(k) contributions.

     7. We may refuse to accept contributions made as rollovers and trustee-to-trustee transfers, unless we are furnished with a breakdown as between participant contributions and earnings at the time of the contribution.

Many of the federal income tax rules pertaining to Designated Roth Accounts have not yet been finalized. Both you and your employer should consult their own tax and legal advisors prior to making or permitting contributions to be made to a Qualified Roth Contribution Program.

The following general tax rules are based on our understanding of the Code and any regulations issued through December 31, 2005, and are subject to change and to different interpretation as well as additional guidance in respect to areas not previously addressed:

     - The employer must permit contributions under a pre-tax 403(b) or pretax 401 (k) plan in order to permit contributions to be irrevocably designated and made part of the Qualified Roth Contribution Program.

     - Elective deferral contributions to the Designated Roth Account must be aggregated with all other elective deferral contributions made by a taxpayer for purposes of the individual Code Section 402(g) limits and the Code Section 414(v) limits (age 50+ catch-up) as well as contribution limits that apply under the Plan.

     - In general, the same tax law rules with respect to restricted monies, triggering events and permitted distributions will apply to the Designated Roth Accounts under the Plan, if such amounts have been held under any Designated Roth Account for at least 5 years, as apply to the traditional pre-tax accounts under the Plan ( e.g., death or disability of participant, severance from employment, attainment of age 59 1/2, or hardship (withdrawals only with respect to contributions), if permitted under the Plan).

     - If the amounts have been held under any Designated Roth Account of a participant for at least five years, and are made on account of death, disability, or after attainment of age 59 1/2, then any withdrawal, distribution or payment of these amounts is generally free of federal income tax ("Qualified Distribution").

     - Unlike Roth IRAs, withdrawals, distributions and payments that do not meet the five year rule will generally be taxed on a pro-rated basis with respect to earnings and after-tax contributions. The 10% penalty tax will generally apply on the same basis as a traditional pre-tax account under the Plan. Additionally, rollover distributions may only be made tax-free into another Designated Roth Account or into a Roth IRA.

     - Some states may not permit contributions to be made to a Qualified Roth Contribution Program or may require additional conforming legislation for these rules to become effective.

QUALIFIED PENSION AND PROFIT-SHARING PLANS

Like most other contributions made under a qualified pension or profit-sharing trust described in Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code, a Purchase Payment made by an employer (including salary reduction contributions under Section 401(k) of the Code) is not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or Beneficiary. For 2008, the applicable limits are $46,000 for total contributions and $15,500 salary reduction contributions made pursuant to Code Section 401(k). Additional "catch-up contributions" may be made by individuals age 50 or over ($5000 for 2008).


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

Distributions in the form of annuity payments are taxable to the participant or Beneficiary as ordinary income in the year of receipt, except that any distribution that is considered the participant's "investment in the contract" is treated as a return of capital and is not taxable. Certain eligible rollover distributions including most partial and full surrenders or term-for-years distributions of less than 10 years are eligible for direct rollover to an eligible retirement plan or to an IRA without federal income tax withholding.

If a distribution that is eligible for rollover is not directly rolled over to another qualified retirement plan or IRA, 20% of the taxable amount must be withheld. In addition, current tax may be avoided on eligible rollover distributions that were not directly transferred to a qualified retirement program if the participant makes a rollover contribution to a qualified retirement plan or IRA within 60 days of the distribution.

Distributions must begin by April 1st of the calendar year following the later of the calendar year in which you attain age 70 1/2 or the calendar year in which you retire, except that if you are a 5% owner as defined in Code Section 416(i)(1)(B), distributions must begin by April 1st of the calendar year following the calendar year in which you attain age 70 1/2. Certain other mandatory distribution rules apply on the death of the participant.

An additional tax of 10% will apply to any taxable distribution received by the participant before the age of 59 1/2, except by reason of death, disability or as part of a series of payments for life or life expectancy, or at early retirement at or after the age of 55. There are other statutory exceptions which may apply in certain situations. Amounts attributable to salary reduction contributions under Code Section 401(k) and income thereon may not be withdrawn prior to severance from employment, death, total and permanent disability, attainment of age 59 1/2, or in the case of hardship.

SECTION 457 PLANS

Section 457 of the Code allows employees and independent contractors of state and local governments and tax-exempt organizations to defer a portion of their salaries or compensation to retirement years without paying current income tax on either the deferrals or the earnings on the deferrals. Such deferrals are subject to limits similar to those applicable to 403(b) and 401(k) plans.

Such plans are not available for churches and qualified church controlled organizations.

The Contract Owner of contracts issued under Section 457 plans by non-governmental employers is the employer of the Participant and amounts may not be made available to Participants (or beneficiaries) until separation from service, retirement or death or an unforeseeable emergency as determined by Treasury Regulations. The proceeds of annuity contracts purchased by Section 457 plans are subject to the claims of general creditors of the employer or contractor. A different rule applies with respect to Section 457 plans that are established by governmental employers. The contract must be for the exclusive benefit of the Plan Participants (and their beneficiaries), and the governmental employer (and their creditors) must have no claim on the contract.

Distributions must begin by April 1st of the calendar year following the later of the calendar year in which the Participant attains the age of 70 1/2 or the calendar year in which the participant retires. Certain other mandatory distribution rules apply upon the death of the participant.

All distributions from plans that meet the requirements of Section 457 of the Code are taxable as ordinary income in the year paid or made available to the participant or Beneficiary.

Generally, monies in your Contract can not be "made available" to you until you, reach age 70 1/2, leave your job or your employer changes or have an unforeseen emergency (as defined by the Code).

The tax rules for taxation of distributions and withdrawals work similarly as to those for IRAs. However the 10% penalty tax only applies to distributions and withdrawals that are attributable to rollovers from IRAs and other eligible retirement plans, and do not apply at all to 457(b) plans of tax exempt employers other than state or local governmental units. Distributions and withdrawals under a 457(b) plan of a tax exempt employer that is not a governmental unit are generally taxed under the rules applicable to wages. Consult your tax advisor.

LOANS: In the case of a 457(b) plan maintained by a state or local government, the plan may permit loans. The Code and applicable income tax regulations limit the amount that may be borrowed from your 457(b) plan and all employer plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a certain term.


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

Your 457(b) plan will indicate whether plan loans are permitted. The terms of the loan are governed by your loan agreement with the plan. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of your loan agreement and Federal tax law could have adverse tax consequences. Consult a tax advisor and read your loan agreement and Contract prior to taking any loan.

403(A)

GENERAL

The employer adopts a 403(a) plan as a qualified retirement plan to provide benefits to participating employees. The plan generally works in a similar manner to a corporate qualified retirement plan except that the 403(a) plan does not have a trust or a trustee.

See the "General" headings under Income Taxes for a brief description of the tax rules that apply to 403(a) annuities.

THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974

Under ERISA, certain special provisions may apply to the Contract if the Contract Owner of a Section 403(b) plan Contract or the owner of a contract issued to certain qualified plans requests that the Contract be issued to conform to ERISA or if the Company has notice that the Contract was issued pursuant to a plan subject to ERISA.

ERISA requires that certain Annuity Options, withdrawals or other payments and any application for a loan secured by the Contract may not be made until the Participant has filed a Qualified Election with the plan administrator. Under certain plans, ERISA also requires that a designation of a Beneficiary other than the participant's spouse be deemed invalid unless the participant has filed a Qualified Election.

A Qualified Election must include either the written consent of the Participant's spouse, notarized or witnessed by an authorized plan representative, or the participant's certification that there is no spouse or that the spouse cannot be located.

The Company intends to administer all contracts to which ERISA applies in a manner consistent with the direction of the plan administrator regarding the provisions of the plan, in accordance with applicable law. Because these requirements differ according to the plan, a person contemplating the purchase of an annuity contract should consider the provisions of the plan.

FEDERAL INCOME TAX WITHHOLDING & ELIGIBLE ROLLOVER DISTRIBUTIONS

The portion of a distribution that is taxable income to the recipient will be subject to federal income tax withholding, generally pursuant to Section 3405 of the Code. The application of this provision is summarized below.

We are required to withhold 20% of the portion of your withdrawal that constitutes an "eligible rollover distribution" for Federal income taxes. We are not required to withhold this money if you direct us or the trustee or the custodian of the plan to directly rollover your eligible rollover distribution to a traditional IRA or another eligible retirement plan.

Generally, an "eligible rollover distribution" is any taxable amount you (or a spousal designated beneficiary or "alternate payee" under the Code) receives from your Contract. In certain cases, after-tax amounts may also be considered eligible rollover distributions.

However, it does not include taxable distributions that are:

(1) Part of a series of substantially equal payments being made at least annually for:

     -    your life or life expectancy

     -    both you and your beneficiary's lives or life expectancies or

     -    a specified period of 10 years or more

(2) Generally, income payments made under a permissible income annuity on or after the required beginning date are not eligible rollover distributions


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

(3)  Withdrawals to satisfy minimum distribution requirements

(4)  Certain withdrawals on account of financial hardship

Other exceptions to the definition of eligible rollover distribution may exist.

Effective March 28, 2005, certain mandatory distributions made to participants in an amount in excess of $1,000 must be automatically rolled over to an IRA designated by the plan administrator, unless the participant elects to receive it in cash or roll it over to a different IRA or eligible retirement plan of his or her own choosing. Generally, transitional rules apply as to when plans have to be amended. Special effective date rules apply for governmental plans and church plans.

A distribution including a rollover that is not a direct rollover will require the 20% withholding, and the 10% additional tax penalty on premature withdrawals may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or Beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal Beneficiary is otherwise underwithheld or short on estimated taxes for that year.

OTHER NON-PERIODIC DISTRIBUTIONS (FULL OR PARTIAL REDEMPTIONS)

To the extent not subject to the mandatory 20% withholding as described in above, the portion of a non-periodic distribution which constitutes taxable income will be subject to federal income tax withholding, to the extent such aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If an election to opt out of withholding is not provided, 10% of the taxable portion of the distribution will be withheld as federal income tax; provided that the recipient may elect any other percentage. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE
YEAR)

The portion of a periodic distribution that constitutes taxable income will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. All recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient.

Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, United States citizens residing outside of the country, or United States legal residents temporarily residing outside the country, are subject to different withholding rules and cannot elect out of withholding.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Contract because of the death of an owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract; or (ii) if distributed under a payment option, they are taxed in the same way as Annuity Payments.

Under the Code, withdrawals need not be made by a particular age. However, it is possible that the Internal Revenue Service may determine that the Contract must be surrendered or annuity payments must commence by a certain age (e.g., 85 or older) or your Contract may require that you commence payments by a certain age.


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OTHER TAX CONSIDERATIONS

TREATMENT OF CHARGES FOR OPTIONAL BENEFITS (IF AVAILABLE UNDER YOUR CONTRACT)

The Contract may provide one or more optional enhanced death benefits or other minimum guaranteed benefit that in some cases may exceed the greater of purchase price or the Contract Value. It is possible that the Internal Revenue Service may take the position that the charges for the optional enhanced benefit(s) are deemed to be taxable distributions to you. Although we do not believe that a charge under such optional enhanced benefit should be treated as a taxable withdrawal, you should consult with your tax adviser before selecting any rider or endorsement to the Contract.

Certain living benefits may not be made available under contracts issued to a designated beneficiary after the Owner's death (e.g. a "Stretch IRA" or a Stretch non-qualified contract) or, where otherwise made available, may have limited value due to minimum distributions required to be made under the tax law after the owner's death. Consult your tax advisor.

Where made available under the Contract, certain optional benefits may be inappropriate under IRA and other tax-qualified contracts due to required minimum distribution requirements. Consult your tax advisor.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value, as well as all living benefits) must be added to the account value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the Contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your own tax advisors as to how these rules affect your own Contract.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT (IF AVAILABLE UNDER YOUR CONTRACT)

If you have purchased a GMWB, where otherwise made available, note the following:

The tax treatment of withdrawals under such a benefit is uncertain. It is conceivable that the amount of potential gain could be determined based on the remaining amounts guaranteed to be available for withdrawal at the time of the withdrawal if greater than the Contract Value (prior to surrender charges). This could result in a greater amount of taxable income in certain cases. In general, at the present time, we intend to tax report such withdrawals using the Contract Value rather than the remaining benefit to determine gain. However, in cases where the maximum permitted withdrawal in any year under any version of the GMWB exceeds the Contract Value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal.

We reserve the right to change our tax reporting practices where we determine they are not in accordance with IRS guidance (whether formal or informal).

HURRICANE RELIEF

DISTRIBUTIONS: Your plan may provide for "qualified hurricane distributions" pursuant to the Katrina Emergency Tax Relief Act of 2005 and the Gulf Opportunity Zone Act of 2005. Subject to an aggregate limit of $100,000 among all eligible retirement plans, a participant's qualified hurricane distributions are not subject to the 10% early withdrawal penalty that might otherwise apply to a qualified annuity under Section 72(t).

To the extent a participant "repays" a qualified hurricane distribution by contributing within three years of the distribution date to an eligible retirement plan that accepts rollover contributions, it will generally be treated as a timely direct trustee-to-trustee transfer and will not be subject to income tax. To the extent a participant does not repay a qualified hurricane distribution within three years, he or she will include the distribution in gross income ratably over the three-tax year period, beginning with the tax year in which the distribution is received, unless the participant elects to opt out of three-year averaging by including the qualified hurricane distribution in gross income for the year it is received. Consult your independent tax advisor to determine if hurricane relief is available to Your particular situation.

LOANS: Your plan may provide for increased limits and delayed repayment of participant loans, where otherwise permitted by your plan, pursuant to the Katrina Emergency Tax Relief Act of 2005 and the Gulf Opportunity Zone Act of 2005. An eligible retirement plan other than an IRA may allow a plan loan to delay loan repayment by certain individuals impacted by Hurricanes Katrina, Rita and Wilma , whose principal places of abode on certain dates were located in statutorily defined disaster areas and who sustained an economic loss due to the hurricane. Generally, if the due date for any repayment with respect to such loan occurs during a period beginning on September 23, 2005 (for purposes of Hurricane Katrina) or October 23, 2005 (for purposes of Hurricanes Rita and Wilma) and ending on December 31, 2006, then such due date may be delayed for one year. Note: For purposes of these loan rules, an individual cannot be a qualified individual with respect to more than one hurricane. Consult your independent tax advisor to determine if hurricane relief is available to Your particular situation.

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the United States. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, a substantial portion of the amounts distributed will generally be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to United States income tax on all income other than income sourced to Puerto Rico, and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a United States life insurer would be considered United States source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for United States income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non-resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to United States source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that income from the Contract received by NRAs is considered United States source income. In addition, Annuity Payments to NRAs in many countries are exempt from United States tax (or subject to lower rates) based upon a tax treaty, provided that the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

CHANGES TO TAX RULES AND INTERPRETATIONS

Changes in applicable tax rules and interpretations can adversely affect the tax treatment of your Contract. These changes may take effect retroactively. Examples of changes that could create adverse tax consequences include:

     - Possible taxation of transfers/reallocations between investment divisions or transfers/reallocations from a Subaccount to the Fixed Account.

     - Possible taxation as if you were the Contract Owner of your portion of the Separate Account's assets.

     - Possible limits on the number of funding options available or the frequency of transfers among them.

We reserve the right to amend your Contract where necessary to maintain its status as a variable annuity contract under federal tax law and to protect you and other Contract Owners in the Subaccounts from adverse tax consequences.

                      INFORMATION INCORPORATED BY REFERENCE

--------------------------------------------------------------------------------

Under the Securities Act of 1933, the Company has filed with the Securities and Exchange Commission ("SEC") a registration statement (the "Registration Statement") relating to the Contracts offered by this prospectus. This prospectus has been filed as a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and the exhibits, and reference is hereby made to such Registration Statement and exhibits for further information relating to the Company and the Contracts.

The Company's latest annual report on Form 10-K was filed with the SEC on March 27, 2008 via EDGAR File No. 033-0394. The Form 10-K for the period ended December 31, 2007 contains additional information about the Company, including consolidated audited financial statements for the Company's latest fiscal year. The Company also filed its Form 8-K on April 3, 2008 via EDGAR File No. 033-0394. The Form 10-K, as updated by the Form 8-K, is incorporated by reference into this prospectus. All other reports filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act (such as quarterly and periodic reports) or proxy or information statements filed pursuant to Section 14 of the Exchange Act since the end of the fiscal year ending December 31, 2007 are also incorporated by reference into this prospectus. We are not incorporating by reference, in any case, any documents or information deemed to have been furnished and not filed in accordance with SEC rules.

There have been no material changes in the Company's affairs which have occurred since the end of the latest fiscal year for which audited consolidated financial statements were included in the latest Form 10-K or which have not been described in a Form 10-Q or Form 8-K filed by the Company under the Exchange Act.

If requested, the Company will furnish, without charge, a copy of any and all of the reports or documents that have been incorporated by reference into this prospectus. You may direct your requests to the Company at, One Cityplace, Hartford, CT 06103-3415. The telephone number is 1-800-842-9406. You may also access the incorporated reports and other documents at www.metlife.com

You may also read and copy any materials that the Company files with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-202-551-8090. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at (http://www.sec.gov).

                                OTHER INFORMATION

--------------------------------------------------------------------------------

THE INSURANCE COMPANY

MetLife Insurance Company of Connecticut (the "Company") is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly owned subsidiary of MetLife, Inc., a publicly traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

Before December 7, 2007 a contract with terms identical to this Contract was issued by MetLife Life and Annuity Company of Connecticut ("MLAC"), a stock life insurance company chartered in 1973 in Connecticut. The Contract was funded through MetLife of CT Separate Account Six for Variable Annuities, a separate account registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended.

On December 7, 2007, MLAC, a wholly -owned subsidiary of the Company and an indirect, wholly-owned subsidiary of MetLife, Inc., merged with and into the Company. Upon consummation of the merger, MLAC's corporate existence ceased by operation of law and the Company assumed legal ownership of all of the assets of MLAC, including MetLife of CT Separate Account Six for Variable Annuities and its assets. Pursuant to the merger, therefore, MetLife of CT Separate Account Six for Variable Annuities became a separate account of the Company. As a result of the merger, the Company also has become responsible for all of MLAC's liabilities and obligations, including those created under the MLAC contract (as initially issued by MLAC (formerly known as The Travelers Life and Annuity Company) and outstanding on the date of the merger) and in connection with the market value adjustment feature of the MLAC contract. The MLAC contract has thereby become a variable contract funded by a separate account of the Company and each MLAC contract owner has thereby become a Contract Owner of the Company.

FINANCIAL STATEMENTS

The financial statements for the insurance company and for the Separate Accounts are located in the Statement of Additional Information.

DISTRIBUTION OF THE CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. MetLife Insurance Company of Connecticut (the "Company") has appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g., commissions payable to retail broker-dealers who sell the Contracts). MLIDC does not retain any fees under the Contracts; however, MLIDC may receive 12b-1 fees from the Underlying Funds.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California, 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority ("FINRA"). An investor brochure that includes information describing FINRA's Public Disclosure Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999,or by visiting FINRA's website www.finra.org.

MLIDC and the Company enter into selling agreements with affiliated and unaffiliated broker-dealers who are registered with the SEC and are members of the FINRA, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such affiliated or unaffiliated broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company intends to offer the Contract in all jurisdictions where it is licensed to do business and where the Contract is approved. The Company no longer offers the Contracts to new purchasers, but it continues to accept purchase payments from existing Contract Owners.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and non-cash compensation and other benefits. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates.

We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 7.5% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 1.50% annually of average Contract Value (if asset-based compensation is paid to registered representatives).

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract Owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products. The Company and MLIDC have entered into preferred distribution arrangements with their affiliate Tower Square Securities, Inc. and with the unaffiliated broker-dealer firms identified in the Statement of Additional Information. The Company and MLIDC may enter into similar arrangements with their other affiliates, MetLife Securities, Inc., Walnut Street Securities, Inc. and New England Securities Corporation. (See the Statement of Additional Information -- "Distribution and Principal Underwriting Agreement" for a list of the broker-dealer firms that received compensation during 2007, as well as the range of additional compensation paid.)

The Company and MLIDC have entered into selling agreements with certain broker-dealer firms that have an affiliate that acts as investment adviser or subadviser to one or more Underlying Funds which are offered under the Contracts. These investment advisory firms include Fidelity Management & Research Company, Morgan Stanley Investment Advisers, Inc., Merrill Lynch Investment Managers, L.P., MetLife Advisers, LLC, MetLife Investment Advisors Company, LLC and Met Investors Advisory LLC. MetLife Advisers, LLC, MetLife Investment Advisors Company, LLC and Met Investors Advisory LLC are affiliates of the Company. Registered representatives of broker-dealer firms with an affiliated company acting as an adviser or a subadviser may favor these Funds when offering the Contracts.

SALE OF THE CONTRACTS BY AFFILIATES OF THE COMPANY. The Company and MLIDC may offer the Contracts through retail broker-dealer firms that are affiliates of the Company, including Tower Square Securities, Inc., MetLife Securities, Inc., Walnut Street Securities, Inc. and New England Securities Corporation. The compensation paid to affiliated broker-dealer firms for sales of the Contract is generally not expected to exceed, on a present value basis, the percentages described above. These broker-dealer firms pay their registered representatives all or a portion of the commissions received for their sales of Contracts; some firms may retain a portion of commissions. The amount the broker-dealer firms pass on to their registered representatives is determined in accordance with their internal compensation programs. These programs may also include other types of cash compensation, such as bonuses, equity awards (such as stock options), training allowances, supplementary salary, financial arrangements, marketing support, medical and other insurance benefits, retirement benefits, non-qualified deferred compensation plans, and other benefits. For registered representatives of certain affiliates, the amount of this additional cash compensation is based primarily on the amount of proprietary products sold and serviced by the representative. Proprietary products are those issued by the Company or its affiliates. The managers who supervise these registered representatives may also be entitled to additional cash compensation based on the sale of proprietary products by their representatives. Because the additional cash compensation paid to these registered representatives and their managers is primarily based on sales of proprietary products, these registered representatives and their managers have an incentive to favor the sale of proprietary products over other products issued by non-affiliates.

Metropolitan Life Insurance Company ("MetLife"), an affiliate of the Company, registered representatives, who are associated with MetLife Securities, Inc., receive cash payments for the products they sell and service based upon a 'gross dealer concession' model. The cash payment is equal to a percentage of the gross dealer concession. For MetLife registered representatives other than those in our MetLife Resources (MLR) Division, the percentage is determined by a formula that takes into consideration the amount of premiums and purchase payments applied to proprietary products that the registered representative sells and services. The percentage could be as high as 100%. (MLR registered representatives receive compensation based upon premiums and purchase payments applied to all products sold and serviced by the representative.) In addition, all MetLife registered representatives are entitled to the additional compensation described above based on sales of proprietary products. Because sales of proprietary products are a factor determining the percentage of gross dealer concessions and/or the amount of additional compensation to which MetLife registered representatives are entitled, they have an incentive to favor the sale of proprietary products. In addition, because their sales managers' compensation is based on the sales made by the representatives they supervise, these sales managers also have an incentive to favor the sale of proprietary products.

The Company's affiliates also offer their registered representatives and their managers non-cash compensation incentives, such as conferences, trips, prizes and awards. Other non-cash compensation payments may be made for other services that are not directly related to the sales of products. These payments may include support services in the form of recruitment and training of personnel, production of promotional materials and similar services.

We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series(R), a percentage of all Purchase Payments allocated to the American Funds Global Growth Fund, the American Funds Growth Fund, and the American Funds Growth-Income Fund for services it provides in marketing the Underlying Funds' shares in connection with the Contract.

From time to time, MetLife Associates LLC or Metropolitan Life Insurance Company pays organizations, associations and nonprofit organizations compensation to endorse or sponsor the Company's variable annuity contracts or for access to the organization's members. This compensation may include: the payment of fees, funding their programs, scholarships, events or awards, such as a principal of the year award; leasing their office space or paying fees for display space at their events; purchasing advertisements in their publications; or reimbursing or defraying their expenses. We also retain finders and consultants to introduce MetLife Associates LLC or Metropolitan Life Insurance Company to potential clients and for establishing and maintaining relationships between MetLife Associates LLC or Metropolitan Life Insurance Company and various organizations. We or our affiliates may pay duly licensed individuals associated with these organizations cash compensation for sales of the Contracts.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a Contract govern that Contract. Where a state has not approved a Contract feature or funding option, it will not be available in that state. Any paid-up annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners' instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. The effect of this proportional voting is that a small number of Contract Owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote on the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.

In accordance with our view of present applicable law, we will vote shares of the Underlying Funds at regular and special meetings of the shareholders of the funds in accordance with instructions received from persons having a voting interest in the corresponding subaccounts. We will vote shares for which we have not received instructions in the same proportion as we vote shares for which we have received instructions. However, if the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, and as a result we determine that we are permitted to vote shares of the Underlying Funds in our own right, we may elect to do so.

The number of shares which a person has a right to vote will be determined as of the date concurrent with the date established by the respective mutual fund for determining shareholders eligible to vote at the meeting of the fund, and voting instructions will be solicited by written communication before the meeting in accordance with the procedures established by the mutual fund.

Each person having a voting interest will receive periodic reports relating to the fund(s) in which he or she has an interest, proxy material and a form with which to give such instructions with respect to the proportion of the fund shares held in the subaccounts corresponding to his or her interest.

CONTRACT MODIFICATION

We reserve the right to modify the Contract to keep it qualified under all related law and regulations that are in effect during the term of this Contract. We will obtain the approval of any regulatory authority needed for the modifications.

POSTPONEMENT OF PAYMENT (THE "EMERGENCY PROCEDURE")

Payment of any benefit or determination of values may be postponed whenever: (1) the New York Stock Exchange is closed; (2) when trading on the New York Stock Exchange is restricted; (3) when an emergency exists as determined by the Commission so that disposal of the securities held in the Funding Options is not reasonably practicable or it is not reasonably practicable to determine the value of the Funding Option's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of Contract Owners. This Emergency Procedure will supercede any provision of the Contract that specifies a Valuation Date. At any time, payments from the Fixed Account may also be delayed.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX A

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

         FOR METLIFE OF CT SEPARATE ACCOUNT FIVE FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)


The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. The Separate Account Charges that fall in between this range are included in the SAI, which is free of charge. You may request a copy of the SAI by calling the toll-free number found on the first page of this prospectus or by mailing in the coupon attached in Appendix D. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

                  MRA -- SEPARATE ACCOUNT CHARGES 0.80% 3% AIR


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (1/70)..  2007      1.086          1.166                --
                                                       2006      1.000          1.086                --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      0.839          0.883                --
                                                       2005      0.800          0.839                --
                                                       2004      0.763          0.800                --
                                                       2003      0.615          0.763                --
                                                       2002      0.888          0.615                --
                                                       2001      1.000          0.888                --

American Funds Insurance Series((R))
  American Funds Global Growth Subaccount (Class 2)
  (5/04).............................................  2007      1.499          1.708            13,097
                                                       2006      1.255          1.499             3,790
                                                       2005      1.109          1.255             4,216
                                                       2004      1.000          1.109                --

  American Funds Growth Subaccount (Class 2) (5/04)..  2007      1.375          1.532           144,821
                                                       2006      1.258          1.375           102,812
                                                       2005      1.091          1.258           115,038
                                                       2004      1.000          1.091            14,605

  American Funds Growth-Income Subaccount (Class 2)
  (5/04).............................................  2007      1.299          1.353           110,372
                                                       2006      1.136          1.299           111,459
                                                       2005      1.082          1.136            77,329
                                                       2004      1.000          1.082            18,354

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      0.700          0.694                --
                                                       2005      0.597          0.700           571,867
                                                       2004      0.503          0.597           286,860
                                                       2003      0.406          0.503           148,185
                                                       2002      0.547          0.406           213,843
                                                       2001      0.745          0.547             6,402
                                                       2000      1.000          0.745                --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (10/99)............................................  2007      2.357          2.475                --
                                                       2006      1.793          2.357            16,897
                                                       2005      1.412          1.793            16,897
                                                       2004      1.140          1.412            11,251
                                                       2003      0.804          1.140            11,251
                                                       2002      0.916          0.804            11,251
                                                       2001      1.022          0.916                --
                                                       2000      1.506          1.022                --
                                                       1999      1.000          1.506                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (9/00).............................................  2006      2.517          3.312                --
                                                       2005      2.368          2.517            74,750
                                                       2004      1.816          2.368            85,371
                                                       2003      1.366          1.816            31,398
                                                       2002      1.318          1.366            19,794
                                                       2001      1.221          1.318                --
                                                       2000      1.000          1.221                --

  Delaware VIP Small Cap Value Subaccount (Standard
  Class) (10/99).....................................  2007      2.565          2.376           116,515
                                                       2006      2.225          2.565            92,019
                                                       2005      2.050          2.225            83,441
                                                       2004      1.701          2.050            22,455
                                                       2003      1.208          1.701            22,455
                                                       2002      1.289          1.208            10,600
                                                       2001      1.162          1.289                --
                                                       2000      0.991          1.162                --
                                                       1999      1.000          0.991                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (7/99).....................................  2007      1.187          1.261           139,246
                                                       2006      1.027          1.187           139,246
                                                       2005      0.992          1.027           181,885
                                                       2004      0.952          0.992           123,030
                                                       2003      0.792          0.952            42,639
                                                       2002      0.958          0.792            54,702
                                                       2001      1.065          0.958            27,197
                                                       2000      1.081          1.065            24,552
                                                       1999      1.000          1.081            24,552

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (10/99)....................................  2007      1.624          1.433            63,601
                                                       2006      1.577          1.624           180,088
                                                       2005      1.503          1.577           167,125
                                                       2004      1.360          1.503           102,644
                                                       2003      1.041          1.360            57,302
                                                       2002      1.298          1.041            58,130
                                                       2001      1.394          1.298            13,264
                                                       2000      1.240          1.394             3,246
                                                       1999      1.000          1.240                --

Fidelity(R) Variable Insurance Products
  VIP Asset Manager Subaccount (Service Class 2)
  (5/00).............................................  2006      1.019          1.057                --
                                                       2005      0.990          1.019                --
                                                       2004      0.949          0.990            23,009
                                                       2003      0.813          0.949            23,009
                                                       2002      0.900          0.813            51,769
                                                       2001      0.949          0.900                --
                                                       2000      1.000          0.949                --

  VIP Contrafund(R) Subaccount (Service Class 2)
  (5/01).............................................  2007      1.583          1.842           229,876
                                                       2006      1.432          1.583           161,039
                                                       2005      1.238          1.432           138,871
                                                       2004      1.083          1.238           124,888
                                                       2003      0.852          1.083            75,992
                                                       2002      0.950          0.852            14,509
                                                       2001      1.000          0.950                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (5/01)...........................  2007      1.306          1.383                --
                                                       2006      1.157          1.306                --
                                                       2005      0.966          1.157             9,176
                                                       2004      0.962          0.966            12,814
                                                       2003      0.776          0.962            12,814
                                                       2002      0.846          0.776            12,814
                                                       2001      1.000          0.846             2,853

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      2.040          2.334           264,147
                                                       2006      1.830          2.040           256,022
                                                       2005      1.563          1.830           246,839
                                                       2004      1.264          1.563            92,254
                                                       2003      0.921          1.264            47,487
                                                       2002      1.032          0.921             9,533
                                                       2001      1.000          1.032                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/03)..........................................  2006      1.475          1.732                --
                                                       2005      1.345          1.475                --
                                                       2004      1.204          1.345             6,200
                                                       2003      1.000          1.204             6,200

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/04)........................  2007      1.982          2.532           111,837
                                                       2006      1.560          1.982            79,346
                                                       2005      1.234          1.560            66,766
                                                       2004      1.000          1.234                --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/04)...................................  2007      1.523          1.744           127,058
                                                       2006      1.264          1.523           114,148
                                                       2005      1.156          1.264           100,149
                                                       2004      1.000          1.156            19,656

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/04)...................................  2006      1.216          1.470                --
                                                       2005      1.126          1.216           247,616
                                                       2004      1.000          1.126            38,090

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

High Yield Bond Trust
  High Yield Bond Trust (9/99).......................  2006      1.538          1.576                --
                                                       2005      1.530          1.538           117,330
                                                       2004      1.418          1.530           100,536
                                                       2003      1.107          1.418            27,244
                                                       2002      1.067          1.107                --
                                                       2001      0.982          1.067                --
                                                       2000      0.980          0.982                --
                                                       1999      1.000          0.980                --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (5/01).............................................  2006      1.154          1.195                --
                                                       2005      1.080          1.154            25,695
                                                       2004      1.005          1.080            25,695
                                                       2003      0.891          1.005            25,695
                                                       2002      0.962          0.891                --
                                                       2001      1.000          0.962                --

  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/01).....................................  2007      1.099          1.327            85,976
                                                       2006      0.978          1.099            85,976
                                                       2005      0.880          0.978            85,976
                                                       2004      0.736          0.880            64,111
                                                       2003      0.551          0.736             5,302
                                                       2002      0.772          0.551            33,784
                                                       2001      1.000          0.772                --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (5/00).....................................  2007      0.707          0.767             4,277
                                                       2006      0.604          0.707                --
                                                       2005      0.577          0.604             5,661
                                                       2004      0.556          0.577             5,661
                                                       2003      0.453          0.556             5,661
                                                       2002      0.615          0.453             5,661
                                                       2001      0.801          0.615             5,661
                                                       2000      1.000          0.801                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/04)......  2006      1.162          1.314                --
                                                       2005      1.127          1.162             7,320
                                                       2004      1.000          1.127                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      0.996          1.063                --
                                                       2006      0.935          0.996                --
                                                       2005      0.887          0.935                --
                                                       2004      0.869          0.887                --
                                                       2003      0.652          0.869                --
                                                       2002      0.898          0.652                --
                                                       2001      1.000          0.898                --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (5/01).............................................  2007      1.103          1.111           140,815
                                                       2006      1.022          1.103           308,734
                                                       2005      0.923          1.022           319,390
                                                       2004      0.846          0.923           328,219
                                                       2003      0.634          0.846           251,625
                                                       2002      0.949          0.634            15,408
                                                       2001      1.000          0.949             2,646

  LMPVET Appreciation Subaccount (Class I) (5/01)....  2007      1.213          1.305             8,196
                                                       2006      1.065          1.213            33,806
                                                       2005      1.029          1.065            53,220
                                                       2004      0.954          1.029            53,728
                                                       2003      0.772          0.954            45,111
                                                       2002      0.943          0.772            20,346
                                                       2001      1.000          0.943             3,353

  LMPVET Capital and Income Subaccount (Class I)
  (4/07).............................................  2007      1.422          1.436                --

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      0.959          1.012             6,455
                                                       2006      0.819          0.959             6,455
                                                       2005      0.828          0.819             6,455
                                                       2004      0.807          0.828             6,455
                                                       2003      0.659          0.807             6,455
                                                       2002      0.897          0.659                --
                                                       2001      1.000          0.897                --

  LMPVET Equity Index Subaccount (Class II) (7/99)...  2007      1.117          1.162           326,459
                                                       2006      0.978          1.117           447,334
                                                       2005      0.945          0.978           432,014
                                                       2004      0.864          0.945           140,723
                                                       2003      0.682          0.864           126,629
                                                       2002      0.886          0.682            47,426
                                                       2001      1.019          0.886            23,609
                                                       2000      1.133          1.019            14,389
                                                       1999      1.000          1.133            13,350

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Fundamental Value Subaccount (Class I)
  (5/01).............................................  2007      1.283          1.289            25,489
                                                       2006      1.107          1.283            37,151
                                                       2005      1.065          1.107            85,744
                                                       2004      0.992          1.065           157,189
                                                       2003      0.722          0.992           157,189
                                                       2002      0.924          0.722            30,684
                                                       2001      1.000          0.924                --

  LMPVET International All Cap Opportunity Subaccount
  (12/99)............................................  2007      1.221          1.288                --
                                                       2006      0.978          1.221                --
                                                       2005      0.883          0.978            17,480
                                                       2004      0.755          0.883            39,904
                                                       2003      0.597          0.755             3,291
                                                       2002      0.810          0.597             3,291
                                                       2001      1.186          0.810             3,291
                                                       2000      1.569          1.186             3,291
                                                       1999      1.000          1.569                --

  LMPVET Investors Subaccount (Class I) (10/99)......  2007      1.609          1.659                --
                                                       2006      1.372          1.609             6,680
                                                       2005      1.298          1.372             6,680
                                                       2004      1.185          1.298             6,680
                                                       2003      0.903          1.185                --
                                                       2002      1.183          0.903             6,424
                                                       2001      1.244          1.183                --
                                                       2000      1.088          1.244                --
                                                       1999      1.000          1.088            13,535

  LMPVET Large Cap Growth Subaccount (Class I)
  (10/99)............................................  2007      1.068          1.116            33,827
                                                       2006      1.030          1.068            33,827
                                                       2005      0.987          1.030            53,253
                                                       2004      0.991          0.987            40,912
                                                       2003      0.677          0.991             5,766
                                                       2002      0.907          0.677                --
                                                       2001      1.045          0.907                --
                                                       2000      1.132          1.045                --
                                                       1999      1.000          1.132                --

  LMPVET Small Cap Growth Subaccount (Class I)
  (5/01).............................................  2007      1.239          1.352            29,215
                                                       2006      1.107          1.239            15,664
                                                       2005      1.064          1.107             5,985
                                                       2004      0.932          1.064                --
                                                       2003      0.631          0.932                --
                                                       2002      0.974          0.631                --
                                                       2001      1.000          0.974                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Social Awareness Subaccount (7/99)..........  2007      1.023          1.125             4,305
                                                       2006      0.957          1.023             4,305
                                                       2005      0.925          0.957            18,473
                                                       2004      0.877          0.925            18,473
                                                       2003      0.686          0.877            18,473
                                                       2002      0.921          0.686            14,167
                                                       2001      1.100          0.921            14,167
                                                       2000      1.115          1.100            14,167
                                                       1999      1.000          1.115            14,167

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.054          1.059                --
                                                       2006      1.020          1.054                --
                                                       2005      1.005          1.020                --
                                                       2004      1.001          1.005             1,000
                                                       2003      1.000          1.001             1,000

  LMPVIT High Income Subaccount (8/99)...............  2007      1.307          1.301            41,449
                                                       2006      1.187          1.307            41,449
                                                       2005      1.166          1.187            61,681
                                                       2004      1.065          1.166            63,799
                                                       2003      0.842          1.065            22,349
                                                       2002      0.877          0.842            20,231
                                                       2001      0.918          0.877            20,231
                                                       2000      1.007          0.918            20,231
                                                       1999      1.000          1.007            20,231

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.318          1.410                --
                                                       2006      1.176          1.318            14,993
                                                       2005      1.130          1.176            13,085
                                                       2004      0.986          1.130            29,945
                                                       2003      0.700          0.986                --
                                                       2002      0.949          0.700                --
                                                       2001      1.000          0.949                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (4/00).........  2007      1.931          2.031                --
                                                       2006      1.648          1.931             5,450
                                                       2005      1.596          1.648             5,450
                                                       2004      1.486          1.596             5,450
                                                       2003      1.077          1.486             3,532
                                                       2002      1.449          1.077                --
                                                       2001      1.433          1.449                --
                                                       2000      1.000          1.433                --

  LMPVPI Total Return Subaccount (Class I) (9/00)....  2007      1.384          1.428                --
                                                       2006      1.239          1.384                --
                                                       2005      1.209          1.239                --
                                                       2004      1.121          1.209                --
                                                       2003      0.975          1.121                --
                                                       2002      1.055          0.975                --
                                                       2001      1.072          1.055                --
                                                       2000      1.000          1.072                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/04).............................................  2007      1.323          1.379                --
                                                       2006      1.138          1.323            46,483
                                                       2005      1.111          1.138            28,886
                                                       2004      1.000          1.111                --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/04).............................................  2007      1.392          1.539                --
                                                       2006      1.251          1.392            10,015
                                                       2005      1.165          1.251                --
                                                       2004      1.000          1.165                --

Managed Assets Trust
  Managed Assets Trust (6/99)........................  2006      1.243          1.286                --
                                                       2005      1.206          1.243           107,946
                                                       2004      1.111          1.206            41,606
                                                       2003      0.918          1.111            25,510
                                                       2002      1.013          0.918            25,510
                                                       2001      1.076          1.013            25,510
                                                       2000      1.102          1.076            20,767
                                                       1999      1.000          1.102            13,609

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (1/70)..........................................  2007      1.899          1.999            11,907
                                                       2006      1.000          1.899            20,578

  MIST BlackRock High Yield Subaccount (Class A)
  (4/07) *...........................................  2007      1.752          1.715           128,461

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (1/70).............................................  2007      1.130          1.188                --
                                                       2006      1.000          1.130                --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.178          1.193                --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.072          1.053                --
                                                       2006      1.000          1.072                --

  MIST Harris Oakmark International Subaccount (Class
  A) (1/70) *........................................  2007      1.346          1.324            48,416
                                                       2006      1.000          1.346             1,727

  MIST Janus Forty Subaccount (Class A) (1/70).......  2007      0.716          0.926           246,585
                                                       2006      1.000          0.716           565,464

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.224          1.090                --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (1/70)...................................  2007      1.366          1.441            61,586
                                                       2006      1.000          1.366            77,621

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (1/70)..........................................  2007      1.166          1.235            24,464
                                                       2006      1.000          1.166                --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (1/70) *.................................  2007      1.083          1.118            51,258
                                                       2006      1.000          1.083             5,088

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (4/07) *...........................................  2007      1.523          1.390             9,385

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2007      1.015          1.126             6,755
                                                       2006      1.000          1.015             6,755

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (1/70).............................................  2007      1.030          1.138            48,872
                                                       2006      1.000          1.030                --

  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.460          3.116            16,897

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07) *.................................  2007      1.574          1.662                --

  MIST MFS(R) Value Subaccount (Class A) (1/70)......  2007      1.432          1.529           249,161
                                                       2006      1.000          1.432           229,224

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/07)..........................................  2007      1.227          1.037           204,556
                                                       2006      1.000          1.227           227,280

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07) *.................................  2007      1.038          1.105                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Fund Subaccount (Class A) (1/70)......  2007      1.024          1.066            33,342
                                                       2006      1.000          1.024            34,912

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.118          1.238                --
                                                       2006      1.000          1.118                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (1/70).............................................  2007      1.534          1.623           179,378
                                                       2006      1.000          1.534           187,233

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (1/70) *........................................  2007      1.343          1.292            96,445
                                                       2006      1.000          1.343            31,734

MetLife Investment Funds, Inc.
  MetLife Investment Diversified Bond Subaccount
  (Class I) (9/99)...................................  2007      1.425          1.477                --
                                                       2006      1.377          1.425         1,575,036
                                                       2005      1.360          1.377         1,482,566
                                                       2004      1.310          1.360           764,591
                                                       2003      1.251          1.310           481,357
                                                       2002      1.157          1.251           470,261
                                                       2001      1.092          1.157                --
                                                       2000      0.979          1.092            12,041
                                                       1999      1.000          0.979            37,502

  MetLife Investment International Stock Subaccount
  (Class I) (7/99)...................................  2007      1.462          1.576                --
                                                       2006      1.165          1.462           496,825
                                                       2005      1.024          1.165           484,883
                                                       2004      0.899          1.024           349,627
                                                       2003      0.697          0.899           291,178
                                                       2002      0.904          0.697           223,222
                                                       2001      1.160          0.904                --
                                                       2000      1.272          1.160             1,916
                                                       1999      1.000          1.272             6,933

  MetLife Investment Large Company Stock Subaccount
  (Class I) (9/99)...................................  2007      0.881          0.924                --
                                                       2006      0.789          0.881         1,054,352
                                                       2005      0.746          0.789           977,381
                                                       2004      0.683          0.746           656,590
                                                       2003      0.537          0.683           525,471
                                                       2002      0.702          0.537           430,013
                                                       2001      0.840          0.702                --
                                                       2000      0.995          0.840            10,384
                                                       1999      1.000          0.995            21,459

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MetLife Investment Small Company Stock Subaccount
  (Class I) (9/99)...................................  2007      2.369          2.376                --
                                                       2006      2.101          2.369           175,234
                                                       2005      1.974          2.101           154,209
                                                       2004      1.732          1.974           107,116
                                                       2003      1.220          1.732            83,489
                                                       2002      1.612          1.220            66,192
                                                       2001      1.600          1.612                --
                                                       2000      1.465          1.600             1,472
                                                       1999      1.000          1.465             6,201

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (1/70)..........................................  2007      1.095          1.308            44,628
                                                       2006      1.000          1.095            44,628

  MSF BlackRock Bond Income Subaccount (Class A)
  (1/70).............................................  2007      1.349          1.423            44,795
                                                       2006      1.000          1.349            19,379

  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.196          1.247           296,906
                                                       2006      1.000          1.196           323,370

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/07) *........................................  2007      1.154          1.098                --

  MSF FI Large Cap Subaccount (Class A) (1/70).......  2007      0.968          0.998           124,183
                                                       2006      1.000          0.968           124,183

  MSF FI Value Leaders Subaccount (Class D) (1/70)...  2007      1.396          1.442           379,334
                                                       2006      1.000          1.396           474,781

  MSF Lehman Brothers Aggregate Bond Index Subaccount
  (Class A) (11/07) *................................  2007      1.476          1.497           950,902

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.081          1.108            46,699
                                                       2006      1.000          1.081                --
                                                       2005      1.000          1.000                --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (1/70)...................................  2007      1.047          1.097            87,866
                                                       2006      1.000          1.047                --
                                                       2005      1.000          1.000                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (1/70)........................  2007      1.053          1.095           851,151
                                                       2006      1.000          1.053            10,264
                                                       2005      1.000          1.000                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.058          1.095           354,469
                                                       2006      1.000          1.058                --
                                                       2005      1.000          1.000                --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (1/70)........................  2007      1.112          1.145            90,045
                                                       2006      1.000          1.112                --
                                                       2005      1.000          1.000                --

  MSF MetLife Stock Index Subaccount (Class A)
  (11/07) *..........................................  2007      0.942          0.935           599,917

  MSF MFS(R) Total Return Subaccount (Class F)
  (1/70).............................................  2007      1.558          1.610           769,017
                                                       2006      1.000          1.558           923,199

  MSF Morgan Stanley EAFE(R) Index Subaccount (Class
  A) (11/07) *.......................................  2007      1.591          1.554           309,217

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70) *...........................................  2007      1.056          1.113           328,787
                                                       2006      1.000          1.056           333,798

  MSF Russell 2000(R) Index Subaccount (Class A)
  (11/07) *..........................................  2007      2.428          2.360           126,061

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (1/70)........................  2007      1.684          1.752                --
                                                       2006      1.000          1.684           122,596

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (1/70) *......................  2007      1.453          1.506           237,753
                                                       2006      1.000          1.453           255,141

Money Market Portfolio
  Money Market Subaccount (9/99).....................  2006      1.151          1.164                --
                                                       2005      1.127          1.151           775,320
                                                       2004      1.125          1.127           236,987
                                                       2003      1.125          1.125           289,912
                                                       2002      1.119          1.125           264,365
                                                       2001      1.087          1.119            77,342
                                                       2000      1.032          1.087            76,073
                                                       1999      1.000          1.032            36,453

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.131          1.198                --
                                                       2005      1.078          1.131                --
                                                       2004      1.000          1.078                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (10/05).....................................  2007      1.011          1.034                --
                                                       2006      1.012          1.011                --
                                                       2005      1.008          1.012                --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.298          1.401            99,605
                                                       2006      1.260          1.298           116,821
                                                       2005      1.240          1.260           123,296
                                                       2004      1.192          1.240           152,147
                                                       2003      1.144          1.192             6,319
                                                       2002      1.057          1.144             7,538
                                                       2001      1.000          1.057                --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2007      0.925          1.012                --
                                                       2006      0.839          0.925                --
                                                       2005      0.789          0.839                --
                                                       2004      0.739          0.789                --
                                                       2003      0.564          0.739                --
                                                       2002      0.808          0.564                --
                                                       2001      1.000          0.808                --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.457          1.582                --
                                                       2006      1.150          1.457                --
                                                       2005      1.033          1.150                --
                                                       2004      0.897          1.033             6,667
                                                       2003      0.703          0.897             6,667
                                                       2002      0.861          0.703                --
                                                       2001      1.000          0.861                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      2.035          2.179                --
                                                       2006      1.749          2.035            44,194
                                                       2005      1.647          1.749            77,457
                                                       2004      1.315          1.647            63,465
                                                       2003      0.886          1.315            43,406
                                                       2002      1.093          0.886            40,852
                                                       2001      1.000          1.093                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      0.957          1.022                --
                                                       2005      0.887          0.957             6,755
                                                       2004      0.840          0.887             6,755
                                                       2003      0.654          0.840                --
                                                       2002      0.867          0.654                --
                                                       2001      1.000          0.867                --

  Travelers Convertible Securities Subaccount
  (5/04).............................................  2006      1.035          1.106                --
                                                       2005      1.040          1.035                --
                                                       2004      1.000          1.040                --

  Travelers Disciplined Mid Cap Stock Subaccount
  (8/99).............................................  2006      1.812          1.984                --
                                                       2005      1.625          1.812            44,834
                                                       2004      1.406          1.625            46,180
                                                       2003      1.060          1.406            38,942
                                                       2002      1.247          1.060            22,864
                                                       2001      1.310          1.247             4,950
                                                       2000      1.132          1.310             4,950
                                                       1999      1.000          1.132             4,950

  Travelers Equity Income Subaccount (7/99)..........  2006      1.285          1.354                --
                                                       2005      1.240          1.285           484,509
                                                       2004      1.137          1.240           294,106
                                                       2003      0.874          1.137           192,847
                                                       2002      1.024          0.874           151,978
                                                       2001      1.105          1.024           109,815
                                                       2000      1.021          1.105            12,381
                                                       1999      1.000          1.021            12,381

  Travelers Federated Stock Subaccount (11/01).......  2006      1.163          1.208                --
                                                       2005      1.113          1.163             4,216
                                                       2004      1.015          1.113             4,216
                                                       2003      0.802          1.015             4,216
                                                       2002      1.002          0.802             4,216
                                                       2001      1.000          1.002                --

  Travelers Large Cap Subaccount (7/99)..............  2006      0.919          0.949                --
                                                       2005      0.852          0.919            99,935
                                                       2004      0.807          0.852           111,168
                                                       2003      0.652          0.807            96,847
                                                       2002      0.851          0.652            96,847
                                                       2001      1.038          0.851            96,847
                                                       2000      1.224          1.038            52,127
                                                       1999      1.000          1.224            12,719

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mercury Large Cap Core Subaccount
  (6/00).............................................  2006      0.997          1.061                --
                                                       2005      0.897          0.997                --
                                                       2004      0.780          0.897                --
                                                       2003      0.649          0.780                --
                                                       2002      0.874          0.649                --
                                                       2001      1.136          0.874                --
                                                       2000      1.000          1.136                --

  Travelers MFS(R) Mid Cap Growth Subaccount
  (10/99)............................................  2006      1.052          1.116                --
                                                       2005      1.029          1.052            57,026
                                                       2004      0.909          1.029            59,981
                                                       2003      0.668          0.909            47,678
                                                       2002      1.317          0.668            45,675
                                                       2001      1.739          1.317            33,694
                                                       2000      1.603          1.739            30,494
                                                       1999      1.000          1.603                --

  Travelers MFS(R) Total Return Subaccount (7/99)....  2006      1.400          1.449                --
                                                       2005      1.371          1.400           659,159
                                                       2004      1.240          1.371           337,809
                                                       2003      1.073          1.240           153,776
                                                       2002      1.141          1.073           135,391
                                                       2001      1.150          1.141            53,295
                                                       2000      0.994          1.150                --
                                                       1999      1.000          0.994                --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.190          1.289                --
                                                       2005      1.127          1.190           142,445
                                                       2004      1.000          1.127            21,046

  Travelers Mondrian International Stock Subaccount
  (8/99).............................................  2006      1.055          1.215                --
                                                       2005      0.971          1.055             6,318
                                                       2004      0.846          0.971             6,318
                                                       2003      0.663          0.846             6,318
                                                       2002      0.768          0.663             6,318
                                                       2001      1.049          0.768             4,591
                                                       2000      1.194          1.049             4,591
                                                       1999      1.000          1.194             4,591

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Fund Subaccount (8/99)...........  2006      0.890          0.947                --
                                                       2005      0.847          0.890            36,743
                                                       2004      0.768          0.847            18,862
                                                       2003      0.625          0.768            31,058
                                                       2002      0.903          0.625            24,128
                                                       2001      1.183          0.903                --
                                                       2000      0.959          1.183                --
                                                       1999      1.000          0.959                --

  Travelers Pioneer Mid Cap Value Subaccount (1/70)..  2006      1.001          1.057                --
                                                       2005      1.000          1.001                --

  Travelers Pioneer Strategic Income Subaccount
  (1/01).............................................  2006      1.455          1.473                --
                                                       2005      1.415          1.455           143,490
                                                       2004      1.285          1.415            32,760
                                                       2003      1.084          1.285            32,760
                                                       2002      1.032          1.084            27,083
                                                       2001      1.000          1.032                --

  Travelers Quality Bond Subaccount (8/99)...........  2006      1.300          1.292                --
                                                       2005      1.290          1.300            39,391
                                                       2004      1.259          1.290            40,044
                                                       2003      1.186          1.259            36,759
                                                       2002      1.130          1.186            19,941
                                                       2001      1.063          1.130            19,941
                                                       2000      1.002          1.063            19,941
                                                       1999      1.000          1.002            19,941

  Travelers Strategic Equity Subaccount (7/99).......  2006      0.871          0.911                --
                                                       2005      0.861          0.871            70,166
                                                       2004      0.787          0.861            81,278
                                                       2003      0.598          0.787            67,954
                                                       2002      0.908          0.598            67,954
                                                       2001      1.057          0.908            67,954
                                                       2000      1.303          1.057            56,806
                                                       1999      1.000          1.303            17,222

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (1/70)..................................  2006      1.000          1.032                --
                                                       2005      1.000          1.000                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (1/70)..................................  2006      1.000          1.000                --
                                                       2005      1.000          1.000                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers U.S. Government Securities Subaccount
  (8/99).............................................  2006      1.445          1.396                --
                                                       2005      1.396          1.445           480,652
                                                       2004      1.326          1.396           357,708
                                                       2003      1.301          1.326           328,667
                                                       2002      1.154          1.301           366,169
                                                       2001      1.099          1.154            20,423
                                                       2000      0.968          1.099            20,423
                                                       1999      1.000          0.968            20,423

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/03).............................................  2007      1.741          1.687            22,171
                                                       2006      1.512          1.741            14,254
                                                       2005      1.464          1.512            14,254
                                                       2004      1.257          1.464                --
                                                       2003      1.000          1.257                --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (5/01).............................................  2007      0.926          1.034                --
                                                       2006      0.875          0.926                --
                                                       2005      0.817          0.875                --
                                                       2004      0.794          0.817                --
                                                       2003      0.637          0.794                --
                                                       2002      0.911          0.637                --
                                                       2001      1.000          0.911                --

  Van Kampen LIT Strategic Growth Subaccount (Class
  II) (5/01).........................................  2007      0.792          0.917             7,996
                                                       2006      0.778          0.792                --
                                                       2005      0.729          0.778                --
                                                       2004      0.688          0.729                --
                                                       2003      0.546          0.688                --
                                                       2002      0.817          0.546                --
                                                       2001      1.000          0.817                --

Wells Fargo Variable Trust
  Wells Fargo VT Advantage Small/Mid Cap Value
  Subaccount (3/00)..................................  2007      1.559          1.535                --
                                                       2006      1.358          1.559                --
                                                       2005      1.175          1.358             8,864
                                                       2004      1.014          1.175             8,864
                                                       2003      0.739          1.014             8,864
                                                       2002      0.969          0.739             8,864
                                                       2001      0.938          0.969                --
                                                       2000      1.000          0.938                --

                  MRA -- SEPARATE ACCOUNT CHARGES 1.25% 140 FL


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
Legg Mason Partners Variable Equity Trust
  LMPVET Equity Index Subaccount (Class II) (7/99)...  2007      0.967          0.988             --
                                                       2006      0.862          0.967             --
                                                       2005      0.850          0.862             --
                                                       2004      0.791          0.850             --
                                                       2003      0.636          0.791             --
                                                       2002      0.841          0.636             --
                                                       2001      0.986          0.841             --
                                                       2000      1.117          0.986             --
                                                       1999      1.000          1.117             --



* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix B for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/05, The Travelers Series Trust-MFS(R) Emerging Growth Portfolio merged into Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/06, AIM Variable Insurance Funds-AIM V.I. Premier Equity Fund merged into AIM Variable Insurance Funds-AIM V.I. Core Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/06, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, Managed Assets Trust merged into Metropolitan Series Fund, Inc.-Legg Mason Partners Managed Assets Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, Money Market Portfolio merged into Metropolitan Series Fund, Inc.-Black Rock Money Market Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, High Yield Bond Trust merged into Metropolitan Series Fund, Inc.-Western Asset Management High Yield Bond Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Disciplined Mid-Cap Stock Portfolio merged into Met Investors Series Trust-Batterymarch Mid-Cap Stock Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Stock Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Convertible Securities Portfolio merged into Met Investors Series Trust-Lord Abbett Bond Debenture Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Federated Stock Portfolio merged into Met Investors Series Trust-Lord Abbett Growth and Income Portfolio-Class B and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Met AIM Capital Appreciation Portfolio merged into Met Investors Series Trust -- Met/AIM Capital Appreciation Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust -- MFS(R) Value Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Pioneer Strategic Income Portfolio-Class A merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio-Class D and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Travelers Quality Bond Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Strategic Equity Portfolio Trust merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio-Class D and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-MFS(R) Total Return merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio-Class F and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-U.S. Government Securities Portfolio merged into Metropolitan Series Fund, Inc.-Western Asset Management U.S. Government Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, Oppenheimer Variable Account Funds-Oppenheimer Main Street Fund/VA-Service Shares was replaced Met Investors Series Trust-Lord Abbett Growth and Income Portfolio-Class B and is no longer available as a funding option.

Effective on or about 05/01/06, Franklin Templeton Variable Insurance Products Trust-Mutual Shares Securities Fund-Class 2 Shares was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/06, Delaware VIP Trust-Mutual VIP REIT Series-Standard Class was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/06, Fidelity Variable Insurance Products-Fidelity Asset Manager Portfolio-Service Class 2 was replaced by Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio-Class F and is no longer available as a funding option.

Effective on or about 05/01/06, Janus Aspen Series-Janus Aspen Balanced Portfolio-Service Shares was replaced by Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio-Class F and is no longer available as a funding option.

Effective on or about 05/01/06, Franklin Templeton Variable Insurance Products Trust-Franklin Templeton Growth Securities Fund-Class 2 Shares was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio-Class B and is no longer available as a funding option.

Effective on or about 05/01/06, Fidelity Variable Insurance Products Fund-VIP Asset Manager Portfolio was replaced by Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio-Class F and is no longer available as a funding option.

Effective on or about 11/13/06, Lazard Retirement Series, Inc.-Lazard Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, AIM Variable Insurance Funds-AIM V.I. Core Equity Fund was replaced by Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Credit Suisse Trust-Credit Suisse Trust Emerging Markets Portfolio was replaced by Met Investors Series Trust-MFS(R) Emerging Markets Equity Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Investment Series-Legg Mason Partners Variable Premier Selections All Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable Total Return Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Capital and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Metropolitan Series Funds, Inc.-Western Asset Management High Yield Bond Portfolio merged into Met Investors Series Trust-BlackRock High Yield Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, MetLife Investment Funds, Inc.-MetLife Investment Diversified Bond Portfolio was replaced by Metropolitan Series Fund, Inc.-Lehman Brothers(R) Aggregate Bond Index Portfolio -- Class A and is no longer available as a funding option.

Effective on or about 11/12/2007, MetLife Investment Funds, Inc.-MetLife Investment International Stock Portfolio was replaced by Metropolitan Series Fund, Inc.-Morgan Stanley EAFE(R) Index Portfolio -- Class A and is no longer available as a funding option.

Effective on or about 11/12/2007, MetLife Investment Funds, Inc.-MetLife Investment Large Company Stock Fund was replaced by Metropolitan Series Fund, Inc.-MetLife Stock Index Portfolio -- Class A and is no longer available as a funding option.

Effective on or about 11/12/2007, MetLife Investment Funds, Inc.-MetLife Investment Small Company Stock Fund was replaced by Metropolitan Series Fund, Inc.-Russell 2000(R) Index Portfolio -- Class A and is no longer available as a funding option.

                                  APPENDIX A-1

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

          FOR METLIFE OF CT SEPARATE ACCOUNT SIX FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)


The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the minimum Separate Account Charge available under the contract. The second table provides the AUV information for the maximum Separate Account Charge available under the contract. The Separate Account Charges that fall in between this range are included in the SAI, which is free of charge. You may request a copy of the SAI by calling the toll-free number found on the first page of this prospectus or by mailing in the coupon attached in Appendix D. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.


                  MRA -- SEPARATE ACCOUNT CHARGES 0.80% 3% AIR


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (1/70)..  2007      1.086          1.166                --
                                                       2006      1.000          1.086                --

  AIM V.I. Premier Equity Subaccount (Series I)
  (7/01).............................................  2006      0.839          0.883                --
                                                       2005      0.800          0.839                --
                                                       2004      0.763          0.800           103,702
                                                       2003      0.615          0.763           103,682
                                                       2002      0.888          0.615            55,895
                                                       2001      1.000          0.888                --

American Funds Insurance Series(R)
  American Funds Global Growth Subaccount (Class 2)
  (5/04).............................................  2007      1.499          1.708           185,034
                                                       2006      1.255          1.499           197,638
                                                       2005      1.109          1.255           119,722
                                                       2004      1.010          1.109            31,153

  American Funds Growth Subaccount (Class 2) (5/04)..  2007      1.375          1.532           256,902
                                                       2006      1.258          1.375           198,092
                                                       2005      1.091          1.258           157,801
                                                       2004      0.970          1.091            16,521

  American Funds Growth-Income Subaccount (Class 2)
  (5/04).............................................  2007      1.299          1.353           570,340
                                                       2006      1.136          1.299           560,986
                                                       2005      1.082          1.136           385,501
                                                       2004      0.979          1.082           104,915

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      0.700          0.694                --
                                                       2005      0.597          0.700         1,713,108
                                                       2004      0.503          0.597         1,555,826
                                                       2003      0.406          0.503         1,630,081
                                                       2002      0.547          0.406         1,837,286
                                                       2001      0.745          0.547         1,046,590
                                                       2000      1.000          0.745         1,006,482

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (5/99).............................................  2007      2.357          2.475                --
                                                       2006      1.793          2.357            26,390
                                                       2005      1.412          1.793            35,759
                                                       2004      1.140          1.412            44,528
                                                       2003      0.804          1.140            46,418
                                                       2002      0.916          0.804            45,812
                                                       2001      1.022          0.916            54,766
                                                       2000      1.506          1.022            71,391
                                                       1999      1.000          1.506            54,662

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (7/99).............................................  2006      2.517          3.312                --
                                                       2005      2.368          2.517           312,481
                                                       2004      1.816          2.368           330,738
                                                       2003      1.366          1.816           282,138
                                                       2002      1.318          1.366           242,450
                                                       2001      1.221          1.318           128,487
                                                       2000      0.937          1.221           102,023
                                                       1999      1.000          0.937                --

  Delaware VIP Small Cap Value Subaccount (Standard
  Class) (4/99)......................................  2007      2.565          2.376           145,585
                                                       2006      2.225          2.565           234,566
                                                       2005      2.050          2.225           232,445
                                                       2004      1.701          2.050           203,692
                                                       2003      1.208          1.701           177,208
                                                       2002      1.289          1.208           139,177
                                                       2001      1.162          1.289            13,468
                                                       2000      0.991          1.162             5,110
                                                       1999      1.000          0.991                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (3/99).....................................  2007      1.187          1.261           260,953
                                                       2006      1.027          1.187           274,576
                                                       2005      0.992          1.027           318,098
                                                       2004      0.952          0.992           330,399
                                                       2003      0.792          0.952           331,736
                                                       2002      0.958          0.792           356,023
                                                       2001      1.065          0.958           396,091
                                                       2000      1.081          1.065           311,873
                                                       1999      1.000          1.081           244,529

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (4/99).....................................  2007      1.624          1.433           330,624
                                                       2006      1.577          1.624           410,979
                                                       2005      1.503          1.577           463,289
                                                       2004      1.360          1.503           619,182
                                                       2003      1.041          1.360           589,418
                                                       2002      1.298          1.041           540,784
                                                       2001      1.394          1.298           388,047
                                                       2000      1.240          1.394           305,761
                                                       1999      1.000          1.240            45,091

Fidelity(R) Variable Insurance Products
  VIP Asset Manager Subaccount (Service Class 2)
  (6/00).............................................  2006      1.019          1.057                --
                                                       2005      0.990          1.019           229,844
                                                       2004      0.949          0.990           291,168
                                                       2003      0.813          0.949           262,244
                                                       2002      0.900          0.813           227,798
                                                       2001      0.949          0.900           178,530
                                                       2000      1.000          0.949           133,640

  VIP Contrafund(R) Subaccount (Service Class 2)
  (9/01).............................................  2007      1.583          1.842           409,081
                                                       2006      1.432          1.583           382,235
                                                       2005      1.238          1.432           307,737
                                                       2004      1.083          1.238           274,073
                                                       2003      0.852          1.083           244,184
                                                       2002      0.950          0.852           208,513
                                                       2001      1.000          0.950                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (5/01)...........................  2007      1.306          1.383            14,225
                                                       2006      1.157          1.306            14,225
                                                       2005      0.966          1.157            16,820
                                                       2004      0.962          0.966            16,820
                                                       2003      0.776          0.962             5,993
                                                       2002      0.846          0.776             5,993
                                                       2001      1.000          0.846                --

  VIP Mid Cap Subaccount (Service Class 2) (7/01)....  2007      2.040          2.334           322,258
                                                       2006      1.830          2.040           383,405
                                                       2005      1.563          1.830           373,612
                                                       2004      1.264          1.563           181,421
                                                       2003      0.921          1.264           103,818
                                                       2002      1.032          0.921           100,887
                                                       2001      1.000          1.032                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (8/03)..........................................  2006      1.475          1.732                --
                                                       2005      1.345          1.475            61,250
                                                       2004      1.204          1.345            23,498
                                                       2003      1.000          1.204            17,090

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (6/04)........................  2007      1.982          2.532           117,893
                                                       2006      1.560          1.982           108,900
                                                       2005      1.234          1.560           102,975
                                                       2004      0.972          1.234                --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/04)...................................  2007      1.523          1.744           180,735
                                                       2006      1.264          1.523           240,063
                                                       2005      1.156          1.264           193,399
                                                       2004      0.962          1.156            40,991

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/04)...................................  2006      1.216          1.470                --
                                                       2005      1.126          1.216           196,213
                                                       2004      1.021          1.126            57,703

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

High Yield Bond Trust
  High Yield Bond Trust (5/99).......................  2006      1.538          1.576                --
                                                       2005      1.530          1.538           359,521
                                                       2004      1.418          1.530           368,425
                                                       2003      1.107          1.418           381,556
                                                       2002      1.067          1.107           411,756
                                                       2001      0.982          1.067           314,101
                                                       2000      0.980          0.982           101,750
                                                       1999      1.000          0.980            92,789

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (5/01).............................................  2006      1.154          1.195                --
                                                       2005      1.080          1.154           157,215
                                                       2004      1.005          1.080           157,215
                                                       2003      0.891          1.005           123,022
                                                       2002      0.962          0.891            83,565
                                                       2001      1.000          0.962                --

  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (8/01).....................................  2007      1.099          1.327            46,855
                                                       2006      0.978          1.099            23,960
                                                       2005      0.880          0.978            23,960
                                                       2004      0.736          0.880                --
                                                       2003      0.551          0.736                --
                                                       2002      0.772          0.551                --
                                                       2001      1.000          0.772                --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (5/00).....................................  2007      0.707          0.767           133,097
                                                       2006      0.604          0.707           159,300
                                                       2005      0.577          0.604           254,343
                                                       2004      0.556          0.577           303,997
                                                       2003      0.453          0.556           319,311
                                                       2002      0.615          0.453           382,579
                                                       2001      0.801          0.615           441,531
                                                       2000      1.000          0.801           424,750

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/04)......  2006      1.162          1.314                --
                                                       2005      1.127          1.162             3,023
                                                       2004      1.009          1.127                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (6/01).............................................  2007      0.996          1.063                --
                                                       2006      0.935          0.996             1,526
                                                       2005      0.887          0.935             2,816
                                                       2004      0.869          0.887             2,816
                                                       2003      0.652          0.869                --
                                                       2002      0.898          0.652                --
                                                       2001      1.000          0.898                --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (5/01).............................................  2007      1.103          1.111           553,084
                                                       2006      1.022          1.103           731,816
                                                       2005      0.923          1.022           833,193
                                                       2004      0.846          0.923           947,296
                                                       2003      0.634          0.846           829,147
                                                       2002      0.949          0.634           372,023
                                                       2001      1.000          0.949           148,073

  LMPVET Appreciation Subaccount (Class I) (8/01)....  2007      1.213          1.305           133,159
                                                       2006      1.065          1.213           217,023
                                                       2005      1.029          1.065           264,932
                                                       2004      0.954          1.029           162,864
                                                       2003      0.772          0.954           100,091
                                                       2002      0.943          0.772            82,395
                                                       2001      1.000          0.943            14,712

  LMPVET Capital and Income Subaccount (Class I)
  (4/07).............................................  2007      1.422          1.436             9,259

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      0.959          1.012               111
                                                       2006      0.819          0.959            21,723
                                                       2005      0.828          0.819            23,093
                                                       2004      0.807          0.828            23,093
                                                       2003      0.659          0.807            20,096
                                                       2002      0.897          0.659            20,096
                                                       2001      1.000          0.897            20,096

  LMPVET Equity Index Subaccount (Class II) (3/99)...  2007      1.117          1.162         1,267,211
                                                       2006      0.978          1.117         1,635,266
                                                       2005      0.945          0.978         1,770,764
                                                       2004      0.864          0.945         1,899,361
                                                       2003      0.682          0.864         1,719,505
                                                       2002      0.886          0.682         1,579,821
                                                       2001      1.019          0.886         1,055,882
                                                       2000      1.133          1.019           842,129
                                                       1999      1.000          1.133           207,054

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Fundamental Value Subaccount (Class I)
  (5/01).............................................  2007      1.283          1.289           484,877
                                                       2006      1.107          1.283           526,606
                                                       2005      1.065          1.107           584,303
                                                       2004      0.992          1.065           630,507
                                                       2003      0.722          0.992           637,061
                                                       2002      0.924          0.722           486,577
                                                       2001      1.000          0.924           106,535

  LMPVET International All Cap Opportunity Subaccount
  (3/99).............................................  2007      1.221          1.288           103,913
                                                       2006      0.978          1.221           113,853
                                                       2005      0.883          0.978           131,177
                                                       2004      0.755          0.883           176,162
                                                       2003      0.597          0.755           182,229
                                                       2002      0.810          0.597           184,371
                                                       2001      1.186          0.810           202,204
                                                       2000      1.569          1.186            76,324
                                                       1999      1.000          1.569            33,821

  LMPVET Investors Subaccount (Class I) (3/99).......  2007      1.609          1.659            69,933
                                                       2006      1.372          1.609           116,024
                                                       2005      1.298          1.372           128,604
                                                       2004      1.185          1.298           149,763
                                                       2003      0.903          1.185           151,723
                                                       2002      1.183          0.903           140,603
                                                       2001      1.244          1.183           102,276
                                                       2000      1.088          1.244            20,655
                                                       1999      1.000          1.088             5,119

  LMPVET Large Cap Growth Subaccount (Class I)
  (3/99).............................................  2007      1.068          1.116           219,605
                                                       2006      1.030          1.068           256,366
                                                       2005      0.987          1.030           269,310
                                                       2004      0.991          0.987           338,275
                                                       2003      0.677          0.991           414,434
                                                       2002      0.907          0.677           335,753
                                                       2001      1.045          0.907           323,325
                                                       2000      1.132          1.045           265,016
                                                       1999      1.000          1.132           100,647

  LMPVET Small Cap Growth Subaccount (Class I)
  (6/01).............................................  2007      1.239          1.352             5,317
                                                       2006      1.107          1.239             5,596
                                                       2005      1.064          1.107             5,596
                                                       2004      0.932          1.064                --
                                                       2003      0.631          0.932                --
                                                       2002      0.974          0.631                --
                                                       2001      1.000          0.974               997

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Social Awareness Subaccount (3/99)..........  2007      1.023          1.125           115,598
                                                       2006      0.957          1.023           159,985
                                                       2005      0.925          0.957           142,054
                                                       2004      0.877          0.925           210,284
                                                       2003      0.686          0.877           190,338
                                                       2002      0.921          0.686           205,434
                                                       2001      1.100          0.921           252,885
                                                       2000      1.115          1.100           338,770
                                                       1999      1.000          1.115           204,232

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (10/03)...  2007      1.054          1.059            58,097
                                                       2006      1.020          1.054            76,332
                                                       2005      1.005          1.020            65,137
                                                       2004      1.001          1.005            56,767
                                                       2003      1.000          1.001            12,265

  LMPVIT High Income Subaccount (5/99)...............  2007      1.307          1.301            38,360
                                                       2006      1.187          1.307            45,580
                                                       2005      1.166          1.187            46,658
                                                       2004      1.065          1.166            12,147
                                                       2003      0.842          1.065            20,424
                                                       2002      0.877          0.842            17,421
                                                       2001      0.918          0.877            26,499
                                                       2000      1.007          0.918            12,407
                                                       1999      1.000          1.007                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.318          1.410                --
                                                       2006      1.176          1.318            23,728
                                                       2005      1.130          1.176            27,437
                                                       2004      0.986          1.130             2,533
                                                       2003      0.700          0.986                --
                                                       2002      0.949          0.700                --
                                                       2001      1.000          0.949                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (3/99).........  2007      1.931          2.031                --
                                                       2006      1.648          1.931           199,969
                                                       2005      1.596          1.648           338,497
                                                       2004      1.486          1.596           344,257
                                                       2003      1.077          1.486           357,262
                                                       2002      1.449          1.077           340,827
                                                       2001      1.433          1.449           172,311
                                                       2000      1.222          1.433            70,934
                                                       1999      1.000          1.222            13,279

  LMPVPI Total Return Subaccount (Class I) (3/99)....  2007      1.384          1.428                --
                                                       2006      1.239          1.384            19,523
                                                       2005      1.209          1.239            23,410
                                                       2004      1.121          1.209            29,201
                                                       2003      0.975          1.121            13,990
                                                       2002      1.055          0.975            10,605
                                                       2001      1.072          1.055             7,423
                                                       2000      1.002          1.072             5,470
                                                       1999      1.000          1.002                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/04).............................................  2007      1.323          1.379                --
                                                       2006      1.138          1.323            92,757
                                                       2005      1.111          1.138            87,476
                                                       2004      0.968          1.111                --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (7/04).............................................  2007      1.392          1.539                --
                                                       2006      1.251          1.392            77,035
                                                       2005      1.165          1.251            97,239
                                                       2004      1.007          1.165            34,410

Managed Assets Trust
  Managed Assets Trust (3/99)........................  2006      1.243          1.286                --
                                                       2005      1.206          1.243           979,865
                                                       2004      1.111          1.206           946,294
                                                       2003      0.918          1.111           968,180
                                                       2002      1.013          0.918         1,042,680
                                                       2001      1.076          1.013         1,174,637
                                                       2000      1.102          1.076           913,007
                                                       1999      1.000          1.102           232,345

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (1/70)..........................................  2007      1.899          1.999           196,657
                                                       2006      1.000          1.899           242,970

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST BlackRock High Yield Subaccount (Class A)
  (4/07) *...........................................  2007      1.752          1.715           236,241

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (1/70).............................................  2007      1.130          1.188                --
                                                       2006      1.000          1.130            47,332

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.178          1.193            52,037

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.072          1.053             3,496
                                                       2006      1.000          1.072                --

  MIST Harris Oakmark International Subaccount (Class
  A) (1/70) *........................................  2007      1.346          1.324            62,559
                                                       2006      1.000          1.346            67,105

  MIST Janus Forty Subaccount (Class A) (1/70).......  2007      0.716          0.926         1,417,693
                                                       2006      1.000          0.716         1,648,856

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.224          1.090            33,322

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (1/70)...................................  2007      1.366          1.441           652,267
                                                       2006      1.000          1.366           892,153

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (1/70)..........................................  2007      1.166          1.235            18,489
                                                       2006      1.000          1.166             5,612

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (1/70) *.................................  2007      1.083          1.118           253,105
                                                       2006      1.000          1.083           220,648

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (4/07) *...........................................  2007      1.523          1.390            54,963

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2007      1.015          1.126            43,129
                                                       2006      1.000          1.015            47,120

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (1/70).............................................  2007      1.030          1.138                --
                                                       2006      1.000          1.030                --

  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.460          3.116            24,639

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07) *.................................  2007      1.574          1.662            57,376

  MIST MFS(R) Value Subaccount (Class A) (1/70)......  2007      1.432          1.529            25,260
                                                       2006      1.000          1.432            27,241

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/07)..........................................  2007      1.227          1.037           490,578
                                                       2006      1.000          1.227           824,805

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07) *.................................  2007      1.038          1.105            66,495

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Fund Subaccount (Class A) (1/70)......  2007      1.024          1.066            40,580
                                                       2006      1.000          1.024            62,738

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.118          1.238                --
                                                       2006      1.000          1.118                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (1/70).............................................  2007      1.534          1.623           156,928
                                                       2006      1.000          1.534           177,407

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (1/70) *........................................  2007      1.343          1.292           304,650
                                                       2006      1.000          1.343            11,926

MetLife Investment Funds, Inc.
  MetLife Investment Diversified Bond Subaccount
  (Class I) (3/99)...................................  2007      1.425          1.477                --
                                                       2006      1.377          1.425         4,163,264
                                                       2005      1.360          1.377         4,657,584
                                                       2004      1.310          1.360         4,115,266
                                                       2003      1.251          1.310         3,142,575
                                                       2002      1.157          1.251         3,360,816
                                                       2001      1.092          1.157         2,080,975
                                                       2000      0.979          1.092           601,543
                                                       1999      1.000          0.979           139,623

  MetLife Investment International Stock Subaccount
  (Class I) (3/99)...................................  2007      1.462          1.576                --
                                                       2006      1.165          1.462         1,877,384
                                                       2005      1.024          1.165         2,279,498
                                                       2004      0.899          1.024         2,148,904
                                                       2003      0.697          0.899         2,010,293
                                                       2002      0.904          0.697         2,025,194
                                                       2001      1.160          0.904         1,238,125
                                                       2000      1.272          1.160           474,746
                                                       1999      1.000          1.272            90,221

  MetLife Investment Large Company Stock Subaccount
  (Class I) (3/99)...................................  2007      0.881          0.924                --
                                                       2006      0.789          0.881         4,176,636
                                                       2005      0.746          0.789         4,775,451
                                                       2004      0.683          0.746         4,498,084
                                                       2003      0.537          0.683         4,110,325
                                                       2002      0.702          0.537         3,575,681
                                                       2001      0.840          0.702         2,080,499
                                                       2000      0.995          0.840           959,029
                                                       1999      1.000          0.995           228,230

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MetLife Investment Small Company Stock Subaccount
  (Class I) (3/99)...................................  2007      2.369          2.376                --
                                                       2006      2.101          2.369           824,371
                                                       2005      1.974          2.101           940,105
                                                       2004      1.732          1.974           879,208
                                                       2003      1.220          1.732           844,568
                                                       2002      1.612          1.220           739,822
                                                       2001      1.600          1.612           542,731
                                                       2000      1.465          1.600           462,418
                                                       1999      1.000          1.465           113,574

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (1/70)..........................................  2007      1.095          1.308           146,010
                                                       2006      1.000          1.095           166,266

  MSF BlackRock Bond Income Subaccount (Class A)
  (1/70).............................................  2007      1.349          1.423           377,755
                                                       2006      1.000          1.349           424,506

  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.196          1.247           522,939
                                                       2006      1.000          1.196           541,103

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/07) *........................................  2007      1.154          1.098                --

  MSF FI Large Cap Subaccount (Class A) (1/70).......  2007      0.968          0.998           620,214
                                                       2006      1.000          0.968           872,082

  MSF FI Value Leaders Subaccount (Class D) (1/70)...  2007      1.396          1.442           751,945
                                                       2006      1.000          1.396         1,157,148

  MSF Lehman Brothers Aggregate Bond Index Subaccount
  (Class A) (11/07) *................................  2007      1.476          1.497         1,131,195

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.081          1.108            23,011
                                                       2006      1.000          1.081                --
                                                       2005      1.000          1.000                --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (1/70)...................................  2007      1.047          1.097           387,217
                                                       2006      1.000          1.047                --
                                                       2005      1.000          1.000                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (1/70)........................  2007      1.053          1.095         2,035,491
                                                       2006      1.000          1.053                --
                                                       2005      1.000          1.000                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.058          1.095         2,492,257
                                                       2006      1.000          1.058                --
                                                       2005      1.000          1.000                --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (1/70)........................  2007      1.112          1.145         1,900,889
                                                       2006      1.000          1.112                --
                                                       2005      1.000          1.000                --

  MSF MetLife Stock Index Subaccount (Class A)
  (11/07) *..........................................  2007      0.942          0.935         1,246,801

  MSF MFS(R) Total Return Subaccount (Class F)
  (1/70).............................................  2007      1.558          1.610         1,068,361
                                                       2006      1.000          1.558         1,461,415

  MSF Morgan Stanley EAFE(R) Index Subaccount (Class
  A) (11/07) *.......................................  2007      1.591          1.554           711,073

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70) *...........................................  2007      1.056          1.113           246,896
                                                       2006      1.000          1.056           269,938

  MSF Russell 2000(R) Index Subaccount (Class A)
  (11/07) *..........................................  2007      2.428          2.360           356,978

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (1/70)........................  2007      1.684          1.752                --
                                                       2006      1.000          1.684           270,148

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (1/70) *......................  2007      1.453          1.506           413,047
                                                       2006      1.000          1.453           574,277

Money Market Portfolio
  Money Market Subaccount (4/99).....................  2006      1.151          1.164                --
                                                       2005      1.127          1.151           847,943
                                                       2004      1.125          1.127         1,106,052
                                                       2003      1.125          1.125         1,753,058
                                                       2002      1.119          1.125         1,258,377
                                                       2001      1.087          1.119           990,283
                                                       2000      1.032          1.087           700,403
                                                       1999      1.000          1.032           239,890

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.131          1.198                --
                                                       2005      1.078          1.131            14,297
                                                       2004      0.975          1.078            10,342

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (7/05)......................................  2007      1.011          1.034                --
                                                       2006      1.012          1.011            72,677
                                                       2005      1.000          1.012            42,479

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (6/01)......................................  2007      1.298          1.401           357,703
                                                       2006      1.260          1.298           539,536
                                                       2005      1.240          1.260           569,639
                                                       2004      1.192          1.240           378,880
                                                       2003      1.144          1.192           385,107
                                                       2002      1.057          1.144           388,046
                                                       2001      1.000          1.057            42,621

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (12/01)............................................  2007      0.925          1.012            11,671
                                                       2006      0.839          0.925            11,671
                                                       2005      0.789          0.839            11,671
                                                       2004      0.739          0.789            11,671
                                                       2003      0.564          0.739            11,671
                                                       2002      0.808          0.564            11,671
                                                       2001      1.000          0.808                --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.457          1.582                --
                                                       2006      1.150          1.457            65,112
                                                       2005      1.033          1.150            81,614
                                                       2004      0.897          1.033            85,063
                                                       2003      0.703          0.897            88,330
                                                       2002      0.861          0.703            89,130
                                                       2001      1.000          0.861            36,530

  Putnam VT Small Cap Value Subaccount (Class IB)
  (6/01).............................................  2007      2.035          2.179                --
                                                       2006      1.749          2.035           278,813
                                                       2005      1.647          1.749           319,412
                                                       2004      1.315          1.647           205,632
                                                       2003      0.886          1.315           173,137
                                                       2002      1.093          0.886           235,414
                                                       2001      1.000          1.093             1,734

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (11/01)............................................  2006      0.957          1.022                --
                                                       2005      0.887          0.957            51,831
                                                       2004      0.840          0.887            72,426
                                                       2003      0.654          0.840            35,106
                                                       2002      0.867          0.654            38,688
                                                       2001      1.000          0.867                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Convertible Securities Subaccount
  (5/04).............................................  2006      1.035          1.106                --
                                                       2005      1.040          1.035             5,612
                                                       2004      0.990          1.040                --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/99).............................................  2006      1.812          1.984                --
                                                       2005      1.625          1.812           288,657
                                                       2004      1.406          1.625           300,148
                                                       2003      1.060          1.406           298,395
                                                       2002      1.247          1.060           244,570
                                                       2001      1.310          1.247           156,409
                                                       2000      1.132          1.310            87,378
                                                       1999      1.000          1.132                --

  Travelers Equity Income Subaccount (3/99)..........  2006      1.285          1.354                --
                                                       2005      1.240          1.285         1,344,215
                                                       2004      1.137          1.240         1,226,765
                                                       2003      0.874          1.137         1,133,992
                                                       2002      1.024          0.874         1,011,873
                                                       2001      1.105          1.024           343,935
                                                       2000      1.021          1.105           212,588
                                                       1999      1.000          1.021           216,322

  Travelers Federated Stock Subaccount (4/99)........  2006      1.163          1.208                --
                                                       2005      1.113          1.163            59,781
                                                       2004      1.015          1.113            60,043
                                                       2003      0.802          1.015            60,043
                                                       2002      1.002          0.802            52,941
                                                       2001      0.993          1.002            24,072
                                                       2000      0.965          0.993             4,126
                                                       1999      1.000          0.965                --

  Travelers Large Cap Subaccount (3/99)..............  2006      0.919          0.949                --
                                                       2005      0.852          0.919           512,059
                                                       2004      0.807          0.852           512,693
                                                       2003      0.652          0.807           524,562
                                                       2002      0.851          0.652           448,487
                                                       2001      1.038          0.851           409,069
                                                       2000      1.224          1.038           334,348
                                                       1999      1.000          1.224           247,021

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mercury Large Cap Core Subaccount
  (3/99).............................................  2006      0.997          1.061                --
                                                       2005      0.897          0.997            49,017
                                                       2004      0.780          0.897            15,265
                                                       2003      0.649          0.780            15,265
                                                       2002      0.874          0.649            16,447
                                                       2001      1.136          0.874            17,029
                                                       2000      1.213          1.136            80,150
                                                       1999      1.000          1.213                --

  Travelers MFS(R) Mid Cap Growth Subaccount (5/99)..  2006      1.052          1.116                --
                                                       2005      1.029          1.052           189,859
                                                       2004      0.909          1.029           247,955
                                                       2003      0.668          0.909           256,356
                                                       2002      1.317          0.668           249,539
                                                       2001      1.739          1.317           238,188
                                                       2000      1.603          1.739           201,277
                                                       1999      1.000          1.603            22,378

  Travelers MFS(R) Total Return Subaccount (4/99)....  2006      1.400          1.449                --
                                                       2005      1.371          1.400         1,402,006
                                                       2004      1.240          1.371         1,303,774
                                                       2003      1.073          1.240         1,112,494
                                                       2002      1.141          1.073           994,730
                                                       2001      1.150          1.141           458,197
                                                       2000      0.994          1.150           177,102
                                                       1999      1.000          0.994            56,338

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.190          1.289                --
                                                       2005      1.127          1.190            25,099
                                                       2004      0.969          1.127                --

  Travelers Mondrian International Stock Subaccount
  (4/99).............................................  2006      1.055          1.215                --
                                                       2005      0.971          1.055            80,241
                                                       2004      0.846          0.971            81,385
                                                       2003      0.663          0.846            57,438
                                                       2002      0.768          0.663            39,307
                                                       2001      1.049          0.768            43,074
                                                       2000      1.194          1.049            43,159
                                                       1999      1.000          1.194            13,922

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Fund Subaccount (5/99)...........  2006      0.890          0.947                --
                                                       2005      0.847          0.890            62,738
                                                       2004      0.768          0.847           128,011
                                                       2003      0.625          0.768           139,015
                                                       2002      0.903          0.625           177,705
                                                       2001      1.183          0.903           175,971
                                                       2000      0.959          1.183           136,065
                                                       1999      1.000          0.959            52,624

  Travelers Pioneer Mid Cap Value Subaccount (7/05)..  2006      1.001          1.057                --
                                                       2005      1.000          1.001                --

  Travelers Pioneer Strategic Income Subaccount
  (6/99).............................................  2006      1.455          1.473                --
                                                       2005      1.415          1.455            99,903
                                                       2004      1.285          1.415            48,519
                                                       2003      1.084          1.285            37,669
                                                       2002      1.032          1.084            29,999
                                                       2001      0.998          1.032            17,469
                                                       2000      1.010          0.998                --
                                                       1999      1.000          1.010                --

  Travelers Quality Bond Subaccount (3/99)...........  2006      1.300          1.292                --
                                                       2005      1.290          1.300           453,665
                                                       2004      1.259          1.290           428,682
                                                       2003      1.186          1.259           336,903
                                                       2002      1.130          1.186           324,873
                                                       2001      1.063          1.130           229,303
                                                       2000      1.002          1.063            89,190
                                                       1999      1.000          1.002            30,445

  Travelers Strategic Equity Subaccount (3/99).......  2006      0.871          0.911                --
                                                       2005      0.861          0.871           578,902
                                                       2004      0.787          0.861           781,329
                                                       2003      0.598          0.787           861,404
                                                       2002      0.908          0.598           907,697
                                                       2001      1.057          0.908         1,013,052
                                                       2000      1.303          1.057           787,876
                                                       1999      1.000          1.303           274,568

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (1/70)..................................  2006      1.000          1.032                --
                                                       2005      1.000          1.000                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (1/70)..................................  2006      1.000          1.000                --
                                                       2005      1.000          1.000                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers U.S. Government Securities Subaccount
  (3/99).............................................  2006      1.445          1.396                --
                                                       2005      1.396          1.445           664,291
                                                       2004      1.326          1.396           612,998
                                                       2003      1.301          1.326           641,656
                                                       2002      1.154          1.301           674,168
                                                       2001      1.099          1.154           329,688
                                                       2000      0.968          1.099           147,364
                                                       1999      1.000          0.968            81,239

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (8/03).............................................  2007      1.741          1.687            23,456
                                                       2006      1.512          1.741            18,593
                                                       2005      1.464          1.512            32,763
                                                       2004      1.257          1.464            35,463
                                                       2003      1.000          1.257            15,449

  Van Kampen LIT Enterprise Subaccount (Class II)
  (10/01)............................................  2007      0.926          1.034                --
                                                       2006      0.875          0.926                --
                                                       2005      0.817          0.875                --
                                                       2004      0.794          0.817                --
                                                       2003      0.637          0.794                --
                                                       2002      0.911          0.637                --
                                                       2001      1.000          0.911                --

  Van Kampen LIT Strategic Growth Subaccount (Class
  II) (1/02).........................................  2007      0.792          0.917                --
                                                       2006      0.778          0.792                --
                                                       2005      0.729          0.778                --
                                                       2004      0.688          0.729                --
                                                       2003      0.546          0.688                --
                                                       2002      0.817          0.546                --
                                                       2001      1.000          0.817                --

Wells Fargo Variable Trust
  Wells Fargo VT Advantage Small/Mid Cap Value
  Subaccount (7/99)..................................  2007      1.559          1.535             6,351
                                                       2006      1.358          1.559             6,351
                                                       2005      1.175          1.358             6,351
                                                       2004      1.014          1.175             6,351
                                                       2003      0.739          1.014             9,511
                                                       2002      0.969          0.739             9,511
                                                       2001      0.938          0.969             6,351
                                                       2000      0.877          0.938             6,351
                                                       1999      1.000          0.877             6,351

                  MRA -- SEPARATE ACCOUNT CHARGES 1.25% 140 FL


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
Legg Mason Partners Variable Equity Trust
  LMPVET Equity Index Subaccount (Class II) (3/99)...  2007      0.967          0.988             --
                                                       2006      0.862          0.967             --
                                                       2005      0.850          0.862             --
                                                       2004      0.791          0.850             --
                                                       2003      0.636          0.791             --
                                                       2002      0.841          0.636             --
                                                       2001      0.986          0.841             --
                                                       2000      1.117          0.986             --
                                                       1999      1.000          1.117             --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix B for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/05, The Travelers Series Trust-MFS(R) Emerging Growth Portfolio merged into Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/06, AIM Variable Insurance Funds-AIM V.I. Premier Equity Fund merged into AIM Variable Insurance Funds-AIM V.I. Core Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/06, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, Managed Assets Trust merged into Metropolitan Series Fund, Inc.-Legg Mason Partners Managed Assets Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, Money Market Portfolio merged into Metropolitan Series Fund, Inc.-Black Rock Money Market Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, High Yield Bond Trust merged into Metropolitan Series Fund, Inc.-Western Asset Management High Yield Bond Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Disciplined Mid-Cap Stock Portfolio merged into Met Investors Series Trust-Batterymarch Mid-Cap Stock Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Stock Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Convertible Securities Portfolio merged into Met Investors Series Trust-Lord Abbett Bond Debenture Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Federated Stock Portfolio merged into Met Investors Series Trust-Lord Abbett Growth and Income Portfolio-Class B and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Met AIM Capital Appreciation Portfolio merged into Met Investors Series Trust -- Met/AIM Capital Appreciation Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust -- MFS(R) Value Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Pioneer Strategic Income Portfolio-Class A merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio-Class D and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Travelers Quality Bond Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Strategic Equity Portfolio Trust merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio-Class D and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-MFS(R) Total Return merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio-Class F and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-U.S. Government Securities Portfolio merged into Metropolitan Series Fund, Inc.-Western Asset Management U.S. Government Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, Oppenheimer Variable Account Funds-Oppenheimer Main Street Fund/VA-Service Shares was replaced Met Investors Series Trust-Lord Abbett Growth and Income Portfolio-Class B and is no longer available as a funding option.

Effective on or about 05/01/06, Franklin Templeton Variable Insurance Products Trust-Mutual Shares Securities Fund-Class 2 Shares was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/06, Delaware VIP Trust-Mutual VIP REIT Series-Standard Class was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/06, Fidelity Variable Insurance Products-Fidelity Asset Manager Portfolio-Service Class 2 was replaced by Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio-Class F and is no longer available as a funding option.

Effective on or about 05/01/06, Janus Aspen Series-Janus Aspen Balanced Portfolio-Service Shares was replaced by Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio-Class F and is no longer available as a funding option.

Effective on or about 05/01/06, Franklin Templeton Variable Insurance Products Trust-Franklin Templeton Growth Securities Fund-Class 2 Shares was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio-Class B and is no longer available as a funding option.

Effective on or about 05/01/06, Fidelity Variable Insurance Products Fund-VIP Asset Manager Portfolio was replaced by Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio-Class F and is no longer available as a funding option.

Effective on or about 11/13/06, Lazard Retirement Series, Inc.-Lazard Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, AIM Variable Insurance Funds-AIM V.I. Core Equity Fund was replaced by Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Credit Suisse Trust-Credit Suisse Trust Emerging Markets Portfolio was replaced by Met Investors Series Trust-MFS(R) Emerging Markets Equity Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Investment Series-Legg Mason Partners Variable Premier Selections All Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable Total Return Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Capital and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Metropolitan Series Funds, Inc.-Western Asset Management High Yield Bond Portfolio merged into Met Investors Series Trust-BlackRock High Yield Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, MetLife Investment Funds, Inc.-MetLife Investment Diversified Bond Portfolio was replaced by Metropolitan Series Fund, Inc.-Lehman Brothers(R) Aggregate Bond Index Portfolio -- Class A and is no longer available as a funding option.

Effective on or about 11/12/2007, MetLife Investment Funds, Inc.-MetLife Investment International Stock Portfolio was replaced by Metropolitan Series Fund, Inc.-Morgan Stanley EAFE(R) Index Portfolio -- Class A and is no longer available as a funding option.

Effective on or about 11/12/2007, MetLife Investment Funds, Inc.-MetLife Investment Large Company Stock Fund was replaced by Metropolitan Series Fund, Inc.-MetLife Stock Index Portfolio -- Class A and is no longer available as a funding option.

Effective on or about 11/12/2007, MetLife Investment Funds, Inc.-MetLife Investment Small Company Stock Fund was replaced by Metropolitan Series Fund, Inc.-Russell 2000(R) Index Portfolio -- Class A and is no longer available as a funding option.

                                   APPENDIX B

--------------------------------------------------------------------------------

              ADDITIONAL INFORMATION REGARDING THE UNDERLYING FUNDS

Some of the Underlying Funds listed below were subject to a merger, substitution or other change. The charts below identify the former name and new name of each of these Underlying Funds, and, where applicable, the former name and new name of the trust of which the Underlying Fund is part.

UNDERLYING FUND NAME CHANGES

                 FORMER NAME                                      NEW NAME
---------------------------------------------  ---------------------------------------------
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Neuberger Berman Real Estate                   Clarion Global Real Estate
     Portfolio -- Class A                           Portfolio -- Class A


UNDERLYING FUND MERGERS/REORGANIZATIONS
The former Underlying Funds were merged with and into the new Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
MET INVESTORS SERIES TRUST                     METROPOLITAN SERIES FUND, INC.
  MFS(R) Value Portfolio -- Class A            MFS(R) Value Portfolio -- Class A
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Batterymarch Mid-Cap Stock                   Lazard Mid Cap Portfolio -- Class A
     Portfolio -- Class A


UNDERLYING FUND SUBSTITUTIONS

The following new Underlying Funds were replaced by the former Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
JANUS ASPEN SERIES                             METROPOLITAN SERIES FUND, INC.
  Worldwide Growth Portfolio -- Service        Oppenheimer Global Equity Portfolio -- Class
     Shares                                         B
DREYFUS VARIABLE INVESTMENT FUND               METROPOLITAN SERIES FUND, INC.
  Appreciation Portfolio -- Initial Shares     Davis Venture Value Portfolio -- Class A
  Developing Leaders Portfolio -- Initial      T. Rowe Price Small Cap Growth
     Shares                                         Portfolio -- Class B
VAN KAMPEN LIFE INVESTMENT TRUST               METROPOLITAN SERIES FUND, INC.
  Van Kampen LIT Strategic Growth              Jennison Growth Portfolio -- Class B
     Portfolio -- Class II
PUTNAM VARIABLE TRUST                          MET INVESTORS SERIES TRUST
  Putnam VT Discovery Growth Fund -- Class IB  Van Kampen Mid Cap Growth Portfolio -- Class
                                                    B


UNDERLYING FUND SHARE CLASS EXCHANGE
The following former Underlying Fund share class was exchanged into the new Underlying Fund share class.

      FORMER UNDERLYING FUND SHARE CLASS              NEW UNDERLYING FUND SHARE CLASS
---------------------------------------------  ---------------------------------------------
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Lazard Mid Cap Portfolio -- Class B          Lazard Mid Cap Portfolio -- Class A

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX C

--------------------------------------------------------------------------------

                       PORTFOLIO LEGAL AND MARKETING NAMES

        SERIES FUND/TRUST                   PORTFOLIO/SERIES                    MARKETING NAME
---------------------------------  ---------------------------------  ---------------------------------
American Funds Insurance           Global Growth Fund                 American Funds Global Growth Fund
  Series(R)
American Funds Insurance           Growth-Income Fund                 American Funds Growth-Income Fund
  Series(R)
American Funds Insurance           Growth Fund                        American Funds Growth Fund
  Series(R)
Janus Aspen Series                 Mid Cap Growth Portfolio           Janus Aspen Series Mid Cap Growth
                                                                      Portfolio
Metropolitan Series Fund, Inc.     FI Large Cap Portfolio             FI Large Cap Portfolio (Fidelity)
Metropolitan Series Fund, Inc.     FI Value Leaders Portfolio         FI Value Leaders Portfolio
                                                                      (Fidelity)
PIMCO Variable Insurance Trust     Total Return Portfolio             PIMCO VIT Total Return Portfolio
Van Kampen Life Investment Trust   Van Kampen Life Investment Trust   Van Kampen LIT Comstock Portfolio
                                   Comstock Portfolio
Van Kampen Life Investment Trust   Van Kampen Life Investment Trust   Van Kampen LIT Enterprise
                                   Enterprise Portfolio               Portfolio
Fidelity(R) Variable Insurance     Contrafund(R) Portfolio            Fidelity VIP Contrafund(R)
  Products                                                            Portfolio
Fidelity(R) Variable Insurance     Dynamic Capital Appreciation       Fidelity VIP Dynamic Capital
  Products                         Portfolio                          Appreciation Portfolio
Fidelity(R) Variable Insurance     Mid Cap Portfolio                  Fidelity VIP Mid Cap Portfolio
  Products



                    ANNUITY CONTRACT LEGAL AND MARKETING NAME

         ANNUITY CONTACT                                                        MARKETING NAME
---------------------------------                                     ---------------------------------
Registered Fixed Account                                              Fixed Account


                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX D

--------------------------------------------------------------------------------

               CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to the Separate Account and the Company. A list of the contents of the Statement of Additional Information is set forth below:

                     The Insurance Company
                     Principal Underwriter
                     Distribution and Principal Underwriting Agreement Valuation of Assets
                     Calculation of Money Market Yield
                     Independent Registered Public Accounting Firms Condensed Financial Information
                     Financial Statements

--------------------------------------------------------------------------------

COPIES OF THE STATEMENT OF ADDITIONAL INFORMATION DATED APRIL 28, 2008 ARE AVAILABLE WITHOUT CHARGE. TO REQUEST A COPY, PLEASE COMPLETE THE COUPON FOUND BELOW AND MAIL IT TO: METLIFE INSURANCE COMPANY OF CONNECTICUT, ANNUITY OPERATIONS AND SERVICES, ONE CITYPLACE, 185 ASYLUM STREET, 3 CP, HARTFORD, CONNECTICUT, 06103-3415.

Name:

Address:

Form SAI Book 21 MetLife of CT Sep Acct Six

Form SAI Book 21 MetLife of CT Sep Acct Five

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX E

--------------------------------------------------------------------------------

WHAT YOU NEED TO KNOW IF YOU ARE A TEXAS OPTIONAL RETIREMENT PROGRAM PARTICIPANT

If you are a participant in the Texas Optional Retirement Program, Texas law permits us to make withdrawals on your behalf only if you die, retire or terminate employment in all Texas institutions of higher education, as defined under Texas law. Any withdrawal you ask for requires a written statement from the appropriate Texas institution of higher education verifying your vesting status and (if applicable) termination of employment. Also, we require a written statement from you that you are not transferring employment to another Texas institution of higher education. If you retire or terminate employment in all Texas institutions of higher education or die before being vested, amounts provided by the state's matching contribution will be refunded to the appropriate Texas institution. We may change these restrictions or add others without your consent to the extent necessary to maintain compliance with the law.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX F

--------------------------------------------------------------------------------

                                 COMPETING FUNDS

The Underlying Funds listed below are Competing Funds: defined as any investment option under the Plan which, in our opinion consists primarily of fixed income securities and/or money market instruments.

     -    BlackRock Money Market Portfolio

     -    Black Rock High Yield Portfolio

     -    BlackRock Bond Income Portfolio

     -    Lehman Brothers((R) )Aggregate Bond Index Portfolio

     -    Legg Mason Partners Variable Adjustable Rate Income Portfolio

     -    Legg Mason Partners Variable High Income Portfolio

     -    Lord Abbett Bond Debenture Portfolio

     -    PIMCO Inflation Protection Bond Portfolio

     -    PIMCO Total Return Portfolio

     -    Pioneer Strategic Income Portfolio

     -    Western Asset Management U.S. Government Portfolio

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX G

--------------------------------------------------------------------------------

            WAIVER OF WITHDRAWAL CHARGE FOR NURSING HOME CONFINEMENT
                      NOT AVAILABLE UNDER SECTION 457 PLANS
         NOT AVAILABLE IF OWNER IS AGE 71 OR OLDER ON THE CONTRACT DATE.

PLEASE REFER TO YOUR CONTRACT FOR STATE VARIATIONS OF THIS WAIVER.

If, after the first Contract Year and before the Maturity Date, the Annuitant begins confinement in an eligible nursing home, you may surrender or make withdrawal, subject to the maximum withdrawal amount described below, without incurring a withdrawal charge. In order for the Company to waive the withdrawal charge, the withdrawal must be made during continued confinement in an eligible nursing home after the qualifying period has been satisfied, or within sixty
(60) days after such confinement ends. The qualifying period is confinement in an eligible nursing home for ninety (90) consecutive days. We will require proof of confinement in a form satisfactory to us, which may include certification by a licensed physician that such confinement is medically necessary.

An eligible nursing home is defined as an institution or special nursing unit of a hospital which:

     (a)  is Medicare approved as a provider of skilled nursing care services;
          and

     (b) is not, other than in name only, an acute care hospital, a home for the aged, a retirement home, a rest home, a community living center, or a place mainly for the treatment of alcoholism, mental illness or drug abuse.

                                       OR

Meets all of the following standards:

     (a) is licensed as a nursing care facility by the state in which it is licensed;

     (b) is either a freestanding facility or a distinct part of another facility such as a ward, wing, unit or swing-bed of a hospital or other facility;

     (c) provides nursing care to individuals who are not able to care for themselves and who require nursing care;

     (d) provides, as a primary function, nursing care and room and board; and charges for these services;

     (e) provides care under the supervision of a licensed physician, registered nurse (RN) or licensed practical nurse (LPN);

     (f) may provide care by a licensed physical, respiratory, occupational or speech therapist; and

     (g) is not, other than in name only, an acute care hospital, a home for the aged, a retirement home, a rest home, a community living center, or a place mainly for the treatment of alcoholism, mental illness or drug abuse.

FILING A CLAIM: You must provide the Company with written notice of a claim during continued confinement after the 90-day qualifying period, or within sixty days after such confinement ends.

The maximum withdrawal amount for which we will waive the withdrawal charge is the Contract Value on the next Valuation Date following written proof of claim, less any Purchase Payments and associated credits made within a one-year period before confinement in an eligible nursing home begins, less any Purchase Payments and associated credits made on or after the Annuitant's 71st birthday.

We will pay any withdrawal requested under the scope of this waiver as soon as we receive proper written proof of your claim, and we will pay the withdrawal in a lump sum. You should consult with your personal tax adviser regarding the tax impact of any withdrawals taken from your Contract.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX H

--------------------------------------------------------------------------------

                             MARKET VALUE ADJUSTMENT

(THIS SECTION IS APPLICABLE ONLY TO THE VARIABLE OR FIXED LIQUIDITY BENEFIT)

If you have selected any period certain option, you may elect to surrender a payment equal to a portion of the present value of the remaining period certain payments any time after the first Contract Year. There is a surrender charge of 5% of the amount withdrawn under this option.

For fixed Annuity Payments, we calculate the present value of the remaining period certain payments using a current interest rate. The current interest rate is the then current annual rate of return offered by Us on a new Fixed Annuity Period Certain Only annuitizations for the amount of time remaining in the certain period. If the period of time remaining is less that the minimum length of time for which we offer a new Fixed Annuity Period Certain Only annuitization, then the interest rate will be the rate of return for that minimum length of time.

The formula for calculating the Present Value is as follows:
                                        N
                 Present Value =  [Payments X (1/1 + iC)(t/365)
                                      s = 1

Where

     iC = the interest rate described above

     n = the number of payments remaining in the Contract Owner's certain period at the time of request for this benefit

     t = number of days remaining until that payment is made, adjusting for leap years.

If you request a percentage of the total amount available, then the remaining period certain payments will be reduced by that percentage for the remainder of the certain period. After the certain period expires, any remaining payments, if applicable, will increase to the level they would have been had no liquidation taken place.

                                  ILLUSTRATION:

Amount Annuitized....................................   $12,589.80
Annuity Option.......................................   Life with 10 year certain period
Annuity Payments.....................................   $1,000 Annually -- first payment immediately


For the purposes of illustration, assume after two years (immediately preceding the third payment), you choose to receive full liquidity, and the current rate of return that we are then crediting for 8 year fixed Period Certain Only Annuitizations is 4.00%. The total amount available for liquidity is calculated as follows:

          1000 + (1000/1.04) + (1000/1.04)2 + (1000/1.04)3 + (1000/1.04)4 +
          (1000/1.04)5 + (1000/1.04)6 + (1000/1.04)7 = $7002.06

The surrender penalty is calculated as 5% of $7,002.06, or $350.10.

The net result to you after subtraction of the surrender penalty of $350.10 would be $6,651.96.

You would receive no more payments for 8 years. After 8 years, if you are still living, you will receive $1,000 annually until your death.

                       METLIFE RETIREMENT ACCOUNT ANNUITY

                       STATEMENT OF ADDITIONAL INFORMATION

                                      DATED

                                OCTOBER 13, 2008

                                       FOR

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

                                    ISSUED BY

                    METLIFE INSURANCE COMPANY OF CONNECTICUT

This Statement of Additional Information ("SAI") is not a prospectus but relates to, and should be read in conjunction with, the Prospectus dated April 28, 2008, as supplemented. A copy of the Variable Annuity Contract Prospectus may be obtained by writing to MetLife Insurance Company of Connecticut, Annuity Operations and Services, One Cityplace, 185 Asylum Street, 3 CP, Hartford, Connecticut 06103-3415, or by calling 1-800-842-9406, or by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

The SAI contains information in addition to the information described in the Prospectus for the variable annuity contracts (the "Contract(s)") offered by MetLife Insurance Company of Connecticut ("we", "our", or the "Company").

                                TABLE OF CONTENTS


                                                                                  PAGE
                                                                                  ----

THE INSURANCE COMPANY...........................................................     2

PRINCIPAL UNDERWRITER...........................................................     2

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT...............................     2

VALUATION OF ASSETS.............................................................     4

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM...................................     5

CONDENSED FINANCIAL INFORMATION METLIFE RETIREMENT ACCOUNT METLIFE OF CT
  SEPARATE ACCOUNT FIVE FOR VARIABLE ANNUITIES..................................     6

FINANCIAL STATEMENTS............................................................

                              THE INSURANCE COMPANY

MetLife Insurance Company of Connecticut (the "Company") is a stock insurance company chartered in 1863 in Connecticut and has continuously engaged in the insurance business since that time. The Company is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

STATE REGULATION. The Company is subject to the laws of the state of Connecticut governing insurance companies and to regulation by the Insurance Commissioner of the state of Connecticut (the "Commissioner"). An annual statement covering the operations of the Company for the preceding year, as well as its financial conditions as of December 31 of such year, must be filed with the Commissioner in a prescribed format on or before March 1 of each year. The Company's books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years.

The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the home state (jurisdiction of domicile) in determining the field of permissible investments.

THE SEPARATE ACCOUNT. Effective October 13, 2008, the Company combined MetLife of CT Separate Account Five for Variable Annuities (the "Former Separate Account") with and into MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account"). The Separate Account meets the definition of a separate account under the federal securities laws, and complies with the provisions of the Investment Company Act of 1940, as amended. Additionally, the operations of the Separate Account are subject to the provisions of Section 38a-433 of the Connecticut General Statutes, which authorizes the Commissioner to adopt regulations under it. Section 38a-433 contains no restrictions on the investments of the Separate Account, and the Commissioner has adopted no regulations under the Section that affect the Separate Account. The Company holds title to the assets of the Separate Account. The assets are kept physically segregated and are held separate and apart from the Company's general corporate assets. Records are maintained of all purchases and redemptions of the Underlying Funds held in each of the Variable Funding Options.

                              PRINCIPAL UNDERWRITER

MetLife Investors Distribution Company ("MLIDC") serves as principal underwriter for the Separate Account and the Contracts. The offering is continuous. MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, CA 92614. MLIDC is affiliated with the Company and the Separate Account.

                DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT

Information about the distribution of the Contracts is contained in the prospectus (see "Other Information -- Distribution of the Variable Annuity Contracts"). Additional information is provided below.

Under the terms of the Distribution and Principal Underwriting Agreement among the Separate Account, MLIDC and the Company, MLIDC acts as agent for the distribution of the Contracts and as principal underwriter for the Contracts. The Company reimburses MLIDC for certain sales and overhead expenses connected with sales functions.

The following table shows the amount of commissions paid to and the amount of commissions retained by the Distributor and Principal Underwriter over the past three years.

                            UNDERWRITING COMMISSIONS

                                    UNDERWRITING COMMISSIONS PAID        AMOUNT OF UNDERWRITING
                                      TO THE DISTRIBUTOR BY THE        COMMISSIONS RETAINED BY THE
              YEAR                             COMPANY                         DISTRIBUTOR
--------------------------------  --------------------------------  --------------------------------
2007......                                  $128,229,602                           $0

2006......                                  $ 92,981,365                           $0

2005......                                  $135,616,994                           $0


The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firms for services the broker-dealer firms provide in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer firms, the hiring and training of the broker-dealer firms' sales personnel, the sponsoring of conferences and seminars by the broker-dealer firms, or general marketing services performed by the broker-dealer firms. The broker-dealer firms may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contract, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firms or based on the length of time that a Contract owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firms and their registered representatives to favor the Company's products. The amount of additional compensation (non-commission amounts) paid to selected broker-dealer firms during 2007 ranged from $86,518 to $5,658,714. The amount of commissions paid to selected broker-dealer firms during 2007 ranged from $91,352 to $10,077,903. The amount of total compensation (includes non-commission as well as commission amounts) paid to selected broker-dealer firms during 2007 ranged from $433,549 to $10,536,736.

The following list sets forth the names of broker-dealer firms that have entered into preferred distribution arrangements with the Company and MLIDC under which the broker-dealer firms received additional compensation in 2007 in connection with the sale of our variable annuity contracts, variable life policies and other insurance products (including the Contracts). The broker-dealer firms are listed in alphabetical order:
Citicorp Investment Services
Citigroup Global Markets Inc. (d/b/a Smith Barney)
DWS Scudder Distributors, Inc.
Morgan Stanley DW, Inc.
PFS Investments, Inc. (d/b/a Primerica)
Pioneer Funds Distributor, Inc.

There are other broker-dealer firms who receive compensation for servicing our contracts, and the account value of the contracts or the amount of added purchase payments received may be included in determining their additional compensation, if any.

REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE. We may reduce or eliminate the withdrawal charge under the Contract when certain sales or administration of the Contract result in savings or reduced expenses and/or risks. We will not reduce or eliminate the withdrawal charge where such reduction or elimination would be unfairly discriminatory to any person.

                               VALUATION OF ASSETS

FUNDING OPTIONS. The value of the assets of each Funding Option is determined at 4:00 p.m. eastern time on each business day, unless we need to close earlier due to an emergency. A business day is any day the New York Stock Exchange is open. It is expected that the Exchange will be closed on Saturdays and Sundays and on the observed holidays of New Year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. Each security traded on a national securities exchange is valued at the last reported sale price on the business day. If there has been no sale on that day, then the value of the security is taken to be the mean between the reported bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

THE CONTRACT VALUE. The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is used to measure the investment performance of a Funding Option from one valuation period to the next. The net investment factor for a Funding Option for any valuation period is equal to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable Funding Option deductions during the valuation period relating to the mortality and expense risk charge and the administrative expense charge). The gross investment rate of a Funding Option is equal to (a) minus (b), divided by (c) where:

        (a) = investment income plus capital gains and losses (whether realized or unrealized);

        (b)  = any deduction for applicable taxes (presently zero); and

        (c) = the value of the assets of the funding option at the beginning of the valuation period.

The gross investment rate may be either positive or negative. A Funding Option's investment income includes any distribution whose ex-dividend date occurs during the valuation period.

ACCUMULATION UNIT VALUE. The value of the Accumulation Unit for each Funding Option was initially established at $1.00. The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is calculated for each Funding Option and takes into account the investment performance, expenses and the deduction of certain expenses.

ANNUITY UNIT VALUE. The initial Annuity Unit value applicable to each Funding Option was established at $1.00. An Annuity Unit value as of any business day is equal to (a) the value of the Annuity Unit on the preceding business day, multiplied by (b) the corresponding net investment factor for the business day just ended, divided by (c) the assumed net investment factor for the valuation period. (For example, the assumed net investment factor based on an annual assumed net investment rate of 3.0% for a valuation period of one day is
1.000081 and, for a period of two days, is 1.000081 x 1.000081.)

                        CALCULATION OF MONEY MARKET YIELD

From time to time, we may quote in advertisements and sales literature the current yield for a money market Subaccount for a 7-day period in a manner that does not take into consideration any realized or unrealized gains or losses on shares of the Underlying Fund or on its respective portfolio securities. On a Contract-specific basis, the current yield is computed by: (a) determining the net change (exclusive of realized gains and losses on the sales of securities and unrealized appreciation and depreciation) at the end of the 7-day period in the value of a hypothetical account under a Contract having a balance of one Accumulation Unit at the beginning of the period, (b) dividing such net change in Subaccount value by the Subaccount value at the beginning of the period to determine the base period return; and (c) annualizing this quotient on a 365-day basis. The net change in Subaccount value reflects net income from the Underlying 365-day basis. The net change in Subaccount value reflects: (1) net income from the Underlying Fund attributable to the hypothetical account; and
(2) Contract-level charges and deductions imposed under the Contract which are attributable to the hypothetical account.

On a Contract-specific basis, current yield will be calculated according to the following formula:

           Current Yield = ((NCF -- ES) / UV) x (365 / 7)

Where:

NCF = the net change in the value of the Underlying Fund (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) for the 7-day period attributable to a hypothetical account having a balance of one Accumulation Unit.

ES = per unit expenses for the hypothetical account for the 7-day period.

UV = the unit value on the first day of the 7-day period.

We may also quote the effective yield of a money market Subaccount for the same 7-day period, determined on a compounded basis. The effective yield is calculated by compounding the unannualized base period return according to the following formula:

           Effective Yield = (1 + ((NCF -- ES) / UV)) 365 / 7 -- 1

Where:

NCF = the net change in the value of the Underlying Fund (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) for the 7-day period attributable to a hypothetical account having a balance of one Accumulation Unit.

ES = per unit expenses of the hypothetical account for the 7-day period.

UV = the unit value for the first day of the 7-day period.

Because of the charges and deductions imposed under the Contract, the yield for the Subaccount will be lower than the yield for the corresponding Underlying Fund. The yields on amounts held in the Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The actual yield for the Subaccount is affected by changes in interest rates on money market securities, average portfolio maturity of the Underlying Fund, the types and qualities of portfolio securities held by the Underlying Fund, and the Underlying Fund's operating expenses. Yields on amounts held in the Subaccount may also be presented for periods other than a 7-day period.

                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of each of the Subaccounts of the Separate Account and consolidated financial statements and the related financial statement schedules of MetLife Insurance Company of Connecticut and subsidiaries (which report expresses an unqualified opinion on the consolidated financial statements and financial statement schedules and includes an explanatory paragraph referring to changes in MetLife Insurance Company of Connecticut and subsidiaries' method of accounting for deferred acquisition costs as required by accounting guidance adopted on January 1, 2007, and the restatement of the 2007 consolidated financial statements) included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, FL 33602-5827.

                         CONDENSED FINANCIAL INFORMATION

                           METLIFE RETIREMENT ACCOUNT

           METLIFE OF CT SEPARATE ACCOUNT FIVE FOR VARIABLE ANNUITIES

--------------------------------------------------------------------------------

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                  MRA -- SEPARATE ACCOUNT CHARGES 0.80% 5% AIR


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (1/70)..  2007      1.086          1.166              --
                                                       2006      1.000          1.086              --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      0.839          0.883              --
                                                       2005      0.800          0.839              --
                                                       2004      0.763          0.800              --
                                                       2003      0.615          0.763              --
                                                       2002      0.888          0.615           3,000
                                                       2001      1.000          0.888           3,000

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (5/04).............................................  2007      1.499          1.708              --
                                                       2006      1.255          1.499              --
                                                       2005      1.109          1.255              --
                                                       2004      1.000          1.109           2,000

  American Funds Growth Subaccount (Class 2) (5/04)..  2007      1.375          1.532              --
                                                       2006      1.258          1.375              --
                                                       2005      1.091          1.258              --
                                                       2004      1.000          1.091           5,000

  American Funds Growth-Income Subaccount (Class 2)
  (5/04).............................................  2007      1.299          1.353              --
                                                       2006      1.136          1.299              --
                                                       2005      1.082          1.136              --
                                                       2004      1.000          1.082           4,000

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      0.700          0.694              --
                                                       2005      0.597          0.700              --
                                                       2004      0.503          0.597              --
                                                       2003      0.406          0.503              --
                                                       2002      0.547          0.406              --
                                                       2001      0.745          0.547              --
                                                       2000      1.000          0.745              --

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 0.80% 5% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (10/99)............................................  2007      2.357          2.475              --
                                                       2006      1.793          2.357              --
                                                       2005      1.412          1.793              --
                                                       2004      1.140          1.412              --
                                                       2003      0.804          1.140              --
                                                       2002      0.916          0.804              --
                                                       2001      1.022          0.916              --
                                                       2000      1.506          1.022              --
                                                       1999      1.000          1.506              --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (9/00).............................................  2006      2.517          3.312              --
                                                       2005      2.368          2.517              --
                                                       2004      1.816          2.368              --
                                                       2003      1.366          1.816              --
                                                       2002      1.318          1.366              --
                                                       2001      1.221          1.318              --
                                                       2000      1.000          1.221              --

  Delaware VIP Small Cap Value Subaccount (Standard
  Class) (10/99).....................................  2007      2.565          2.376              --
                                                       2006      2.225          2.565              --
                                                       2005      2.050          2.225              --
                                                       2004      1.701          2.050              --
                                                       2003      1.208          1.701              --
                                                       2002      1.289          1.208              --
                                                       2001      1.162          1.289              --
                                                       2000      0.991          1.162              --
                                                       1999      1.000          0.991              --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (7/99).....................................  2007      1.187          1.261              --
                                                       2006      1.027          1.187              --
                                                       2005      0.992          1.027              --
                                                       2004      0.952          0.992              --
                                                       2003      0.792          0.952              --
                                                       2002      0.958          0.792              --
                                                       2001      1.065          0.958              --
                                                       2000      1.081          1.065              --
                                                       1999      1.000          1.081              --

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 0.80% 5% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (10/99)....................................  2007      1.624          1.433              --
                                                       2006      1.577          1.624              --
                                                       2005      1.503          1.577              --
                                                       2004      1.360          1.503              --
                                                       2003      1.041          1.360              --
                                                       2002      1.298          1.041              --
                                                       2001      1.394          1.298              --
                                                       2000      1.240          1.394              --
                                                       1999      1.000          1.240              --

Fidelity(R) Variable Insurance Products
  VIP Asset Manager Subaccount (Service Class 2)
  (5/00).............................................  2006      1.019          1.057              --
                                                       2005      0.990          1.019              --
                                                       2004      0.949          0.990              --
                                                       2003      0.813          0.949              --
                                                       2002      0.900          0.813              --
                                                       2001      0.949          0.900              --
                                                       2000      1.000          0.949              --

  VIP Contrafund(R) Subaccount (Service Class 2)
  (5/01).............................................  2007      1.583          1.842              --
                                                       2006      1.432          1.583              --
                                                       2005      1.238          1.432              --
                                                       2004      1.083          1.238              --
                                                       2003      0.852          1.083              --
                                                       2002      0.950          0.852              --
                                                       2001      1.000          0.950           3,000

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (5/01)...........................  2007      1.306          1.383              --
                                                       2006      1.157          1.306              --
                                                       2005      0.966          1.157              --
                                                       2004      0.962          0.966              --
                                                       2003      0.776          0.962              --
                                                       2002      0.846          0.776           1,000
                                                       2001      1.000          0.846           1,000

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      2.040          2.334              --
                                                       2006      1.830          2.040              --
                                                       2005      1.563          1.830              --
                                                       2004      1.264          1.563              --
                                                       2003      0.921          1.264              --
                                                       2002      1.032          0.921              --
                                                       2001      1.000          1.032           2,000

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 0.80% 5% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/03)..........................................  2006      1.475          1.732              --
                                                       2005      1.345          1.475              --
                                                       2004      1.204          1.345           2,000
                                                       2003      1.000          1.204           2,000

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/04)........................  2007      1.982          2.532              --
                                                       2006      1.560          1.982              --
                                                       2005      1.234          1.560              --
                                                       2004      1.000          1.234           1,000

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/04)...................................  2007      1.523          1.744              --
                                                       2006      1.264          1.523              --
                                                       2005      1.156          1.264              --
                                                       2004      1.000          1.156           2,000

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/04)...................................  2006      1.216          1.470              --
                                                       2005      1.126          1.216              --
                                                       2004      1.000          1.126              --

High Yield Bond Trust
  High Yield Bond Trust (9/99).......................  2006      1.538          1.576              --
                                                       2005      1.530          1.538              --
                                                       2004      1.418          1.530              --
                                                       2003      1.107          1.418              --
                                                       2002      1.067          1.107              --
                                                       2001      0.982          1.067              --
                                                       2000      0.980          0.982              --
                                                       1999      1.000          0.980              --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (5/01).............................................  2006      1.154          1.195              --
                                                       2005      1.080          1.154              --
                                                       2004      1.005          1.080              --
                                                       2003      0.891          1.005              --
                                                       2002      0.962          0.891           3,000
                                                       2001      1.000          0.962           3,000

  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/01).....................................  2007      1.099          1.327              --
                                                       2006      0.978          1.099              --
                                                       2005      0.880          0.978              --
                                                       2004      0.736          0.880              --
                                                       2003      0.551          0.736           3,000
                                                       2002      0.772          0.551           3,000
                                                       2001      1.000          0.772           3,000

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 0.80% 5% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (5/00).....................................  2007      0.707          0.767              --
                                                       2006      0.604          0.707              --
                                                       2005      0.577          0.604              --
                                                       2004      0.556          0.577              --
                                                       2003      0.453          0.556              --
                                                       2002      0.615          0.453              --
                                                       2001      0.801          0.615              --
                                                       2000      1.000          0.801              --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/04)......  2006      1.162          1.314              --
                                                       2005      1.127          1.162              --
                                                       2004      1.000          1.127           2,000

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      0.996          1.063              --
                                                       2006      0.935          0.996              --
                                                       2005      0.887          0.935              --
                                                       2004      0.869          0.887              --
                                                       2003      0.652          0.869              --
                                                       2002      0.898          0.652           2,000
                                                       2001      1.000          0.898           2,000

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (5/01).............................................  2007      1.103          1.111              --
                                                       2006      1.022          1.103              --
                                                       2005      0.923          1.022              --
                                                       2004      0.846          0.923              --
                                                       2003      0.634          0.846              --
                                                       2002      0.949          0.634              --
                                                       2001      1.000          0.949           2,000

  LMPVET Appreciation Subaccount (Class I) (5/01)....  2007      1.213          1.305              --
                                                       2006      1.065          1.213              --
                                                       2005      1.029          1.065              --
                                                       2004      0.954          1.029              --
                                                       2003      0.772          0.954              --
                                                       2002      0.943          0.772              --
                                                       2001      1.000          0.943           3,000

  LMPVET Capital and Income Subaccount (Class I)
  (4/07).............................................  2007      1.422          1.436              --

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 0.80% 5% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      0.959          1.012              --
                                                       2006      0.819          0.959              --
                                                       2005      0.828          0.819              --
                                                       2004      0.807          0.828              --
                                                       2003      0.659          0.807              --
                                                       2002      0.897          0.659           2,000
                                                       2001      1.000          0.897           2,000

  LMPVET Equity Index Subaccount (Class II) (7/99)...  2007      1.117          1.162              --
                                                       2006      0.978          1.117              --
                                                       2005      0.945          0.978              --
                                                       2004      0.864          0.945              --
                                                       2003      0.682          0.864              --
                                                       2002      0.886          0.682              --
                                                       2001      1.019          0.886              --
                                                       2000      1.133          1.019              --
                                                       1999      1.000          1.133              --

  LMPVET Fundamental Value Subaccount (Class I)
  (5/01).............................................  2007      1.283          1.289              --
                                                       2006      1.107          1.283              --
                                                       2005      1.065          1.107              --
                                                       2004      0.992          1.065              --
                                                       2003      0.722          0.992              --
                                                       2002      0.924          0.722              --
                                                       2001      1.000          0.924           3,000

  LMPVET International All Cap Opportunity Subaccount
  (12/99)............................................  2007      1.221          1.288              --
                                                       2006      0.978          1.221              --
                                                       2005      0.883          0.978              --
                                                       2004      0.755          0.883              --
                                                       2003      0.597          0.755              --
                                                       2002      0.810          0.597              --
                                                       2001      1.186          0.810              --
                                                       2000      1.569          1.186              --
                                                       1999      1.000          1.569              --

  LMPVET Investors Subaccount (Class I) (10/99)......  2007      1.609          1.659              --
                                                       2006      1.372          1.609              --
                                                       2005      1.298          1.372              --
                                                       2004      1.185          1.298              --
                                                       2003      0.903          1.185              --
                                                       2002      1.183          0.903              --
                                                       2001      1.244          1.183              --
                                                       2000      1.088          1.244              --
                                                       1999      1.000          1.088              --

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 0.80% 5% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Large Cap Growth Subaccount (Class I)
  (10/99)............................................  2007      1.068          1.116              --
                                                       2006      1.030          1.068              --
                                                       2005      0.987          1.030              --
                                                       2004      0.991          0.987              --
                                                       2003      0.677          0.991              --
                                                       2002      0.907          0.677              --
                                                       2001      1.045          0.907              --
                                                       2000      1.132          1.045              --
                                                       1999      1.000          1.132              --

  LMPVET Small Cap Growth Subaccount (Class I)
  (5/01).............................................  2007      1.239          1.352              --
                                                       2006      1.107          1.239              --
                                                       2005      1.064          1.107              --
                                                       2004      0.932          1.064              --
                                                       2003      0.631          0.932              --
                                                       2002      0.974          0.631           2,000
                                                       2001      1.000          0.974           2,000

  LMPVET Social Awareness Subaccount (7/99)..........  2007      1.023          1.125              --
                                                       2006      0.957          1.023              --
                                                       2005      0.925          0.957              --
                                                       2004      0.877          0.925              --
                                                       2003      0.686          0.877              --
                                                       2002      0.921          0.686              --
                                                       2001      1.100          0.921              --
                                                       2000      1.115          1.100              --
                                                       1999      1.000          1.115              --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.054          1.059              --
                                                       2006      1.020          1.054              --
                                                       2005      1.005          1.020              --
                                                       2004      1.001          1.005              --
                                                       2003      1.000          1.001              --

  LMPVIT High Income Subaccount (8/99)...............  2007      1.307          1.301              --
                                                       2006      1.187          1.307              --
                                                       2005      1.166          1.187              --
                                                       2004      1.065          1.166              --
                                                       2003      0.842          1.065              --
                                                       2002      0.877          0.842              --
                                                       2001      0.918          0.877              --
                                                       2000      1.007          0.918              --
                                                       1999      1.000          1.007              --

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 0.80% 5% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.318          1.410              --
                                                       2006      1.176          1.318              --
                                                       2005      1.130          1.176              --
                                                       2004      0.986          1.130           2,000
                                                       2003      0.700          0.986           2,000
                                                       2002      0.949          0.700           2,000
                                                       2001      1.000          0.949           2,000

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (4/00).........  2007      1.931          2.031              --
                                                       2006      1.648          1.931              --
                                                       2005      1.596          1.648              --
                                                       2004      1.486          1.596              --
                                                       2003      1.077          1.486              --
                                                       2002      1.449          1.077              --
                                                       2001      1.433          1.449              --
                                                       2000      1.000          1.433              --

  LMPVPI Total Return Subaccount (Class I) (9/00)....  2007      1.384          1.428              --
                                                       2006      1.239          1.384              --
                                                       2005      1.209          1.239              --
                                                       2004      1.121          1.209              --
                                                       2003      0.975          1.121              --
                                                       2002      1.055          0.975              --
                                                       2001      1.072          1.055              --
                                                       2000      1.000          1.072              --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/04).............................................  2007      1.323          1.379              --
                                                       2006      1.138          1.323              --
                                                       2005      1.111          1.138              --
                                                       2004      1.000          1.111           3,000

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/04).............................................  2007      1.392          1.539              --
                                                       2006      1.251          1.392              --
                                                       2005      1.165          1.251              --
                                                       2004      1.000          1.165           2,000

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 0.80% 5% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Managed Assets Trust
  Managed Assets Trust (6/99)........................  2006      1.243          1.286              --
                                                       2005      1.206          1.243              --
                                                       2004      1.111          1.206              --
                                                       2003      0.918          1.111              --
                                                       2002      1.013          0.918              --
                                                       2001      1.076          1.013              --
                                                       2000      1.102          1.076              --
                                                       1999      1.000          1.102              --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (1/70)..........................................  2007      1.899          1.999              --
                                                       2006      1.000          1.899              --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/07) *...........................................  2007      1.752          1.715              --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (1/70).............................................  2007      1.130          1.188              --
                                                       2006      1.000          1.130              --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.178          1.193              --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.072          1.053              --
                                                       2006      1.000          1.072              --

  MIST Harris Oakmark International Subaccount (Class
  A) (1/70) *........................................  2007      1.346          1.324              --
                                                       2006      1.000          1.346              --

  MIST Janus Forty Subaccount (Class A) (1/70).......  2007      0.716          0.926              --
                                                       2006      1.000          0.716              --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.224          1.090              --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (1/70)...................................  2007      1.366          1.441              --
                                                       2006      1.000          1.366              --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (1/70)..........................................  2007      1.166          1.235              --
                                                       2006      1.000          1.166              --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (1/70) *.................................  2007      1.083          1.118              --
                                                       2006      1.000          1.083              --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (4/07) *...........................................  2007      1.523          1.390              --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2007      1.015          1.126              --
                                                       2006      1.000          1.015              --

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 0.80% 5% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (1/70).............................................  2007      1.030          1.138              --
                                                       2006      1.000          1.030              --

  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.460          3.116              --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07) *.................................  2007      1.574          1.662              --

  MIST MFS(R) Value Subaccount (Class A) (1/70)......  2007      1.432          1.529              --
                                                       2006      1.000          1.432              --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/07)..........................................  2007      1.227          1.037              --
                                                       2006      1.000          1.227              --

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07) *.................................  2007      1.038          1.105              --

  MIST Pioneer Fund Subaccount (Class A) (1/70)......  2007      1.024          1.066              --
                                                       2006      1.000          1.024              --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.118          1.238              --
                                                       2006      1.000          1.118              --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (1/70).............................................  2007      1.534          1.623              --
                                                       2006      1.000          1.534              --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (1/70) *........................................  2007      1.343          1.292              --
                                                       2006      1.000          1.343              --

MetLife Investment Funds, Inc.
  MetLife Investment Diversified Bond Subaccount
  (Class I) (9/99)...................................  2007      1.425          1.477              --
                                                       2006      1.377          1.425              --
                                                       2005      1.360          1.377              --
                                                       2004      1.310          1.360              --
                                                       2003      1.251          1.310              --
                                                       2002      1.157          1.251              --
                                                       2001      1.092          1.157              --
                                                       2000      0.979          1.092              --
                                                       1999      1.000          0.979              --

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 0.80% 5% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MetLife Investment International Stock Subaccount
  (Class I) (7/99)...................................  2007      1.462          1.576              --
                                                       2006      1.165          1.462              --
                                                       2005      1.024          1.165              --
                                                       2004      0.899          1.024              --
                                                       2003      0.697          0.899              --
                                                       2002      0.904          0.697              --
                                                       2001      1.160          0.904              --
                                                       2000      1.272          1.160              --
                                                       1999      1.000          1.272              --

  MetLife Investment Large Company Stock Subaccount
  (Class I) (9/99)...................................  2007      0.881          0.924              --
                                                       2006      0.789          0.881              --
                                                       2005      0.746          0.789              --
                                                       2004      0.683          0.746              --
                                                       2003      0.537          0.683              --
                                                       2002      0.702          0.537              --
                                                       2001      0.840          0.702              --
                                                       2000      0.995          0.840              --
                                                       1999      1.000          0.995              --

  MetLife Investment Small Company Stock Subaccount
  (Class I) (9/99)...................................  2007      2.369          2.376              --
                                                       2006      2.101          2.369              --
                                                       2005      1.974          2.101              --
                                                       2004      1.732          1.974              --
                                                       2003      1.220          1.732              --
                                                       2002      1.612          1.220              --
                                                       2001      1.600          1.612              --
                                                       2000      1.465          1.600              --
                                                       1999      1.000          1.465              --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (1/70)..........................................  2007      1.095          1.308              --
                                                       2006      1.000          1.095              --

  MSF BlackRock Bond Income Subaccount (Class A)
  (1/70).............................................  2007      1.349          1.423              --
                                                       2006      1.000          1.349              --

  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.196          1.247              --
                                                       2006      1.000          1.196              --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/07) *........................................  2007      1.154          1.098              --

  MSF FI Large Cap Subaccount (Class A) (1/70).......  2007      0.968          0.998              --
                                                       2006      1.000          0.968              --

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 0.80% 5% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF FI Value Leaders Subaccount (Class D) (1/70)...  2007      1.396          1.442              --
                                                       2006      1.000          1.396              --

  MSF Lehman Brothers Aggregate Bond Index Subaccount
  (Class A) (11/07) *................................  2007      1.476          1.497              --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.081          1.108              --
                                                       2006      1.000          1.081              --
                                                       2005      1.000          1.000              --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (1/70)...................................  2007      1.047          1.097              --
                                                       2006      1.000          1.047              --
                                                       2005      1.000          1.000              --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (1/70)........................  2007      1.053          1.095              --
                                                       2006      1.000          1.053              --
                                                       2005      1.000          1.000              --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.058          1.095              --
                                                       2006      1.000          1.058              --
                                                       2005      1.000          1.000              --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (1/70)........................  2007      1.112          1.145              --
                                                       2006      1.000          1.112              --
                                                       2005      1.000          1.000              --

  MSF MetLife Stock Index Subaccount (Class A)
  (11/07) *..........................................  2007      0.942          0.935              --

  MSF MFS(R) Total Return Subaccount (Class F)
  (1/70).............................................  2007      1.558          1.610              --
                                                       2006      1.000          1.558              --

  MSF Morgan Stanley EAFE(R) Index Subaccount (Class
  A) (11/07) *.......................................  2007      1.591          1.554              --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70) *...........................................  2007      1.056          1.113              --
                                                       2006      1.000          1.056              --

  MSF Russell 2000(R) Index Subaccount (Class A)
  (11/07) *..........................................  2007      2.428          2.360              --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (1/70)........................  2007      1.684          1.752              --
                                                       2006      1.000          1.684              --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (1/70) *......................  2007      1.453          1.506              --
                                                       2006      1.000          1.453              --

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 0.80% 5% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Money Market Portfolio
  Money Market Subaccount (9/99).....................  2006      1.151          1.164              --
                                                       2005      1.127          1.151              --
                                                       2004      1.125          1.127              --
                                                       2003      1.125          1.125              --
                                                       2002      1.119          1.125              --
                                                       2001      1.087          1.119              --
                                                       2000      1.032          1.087              --
                                                       1999      1.000          1.032              --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.131          1.198              --
                                                       2005      1.078          1.131              --
                                                       2004      1.000          1.078           2,000

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (10/05).....................................  2007      1.011          1.034              --
                                                       2006      1.012          1.011              --
                                                       2005      1.008          1.012              --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.298          1.401              --
                                                       2006      1.260          1.298              --
                                                       2005      1.240          1.260              --
                                                       2004      1.192          1.240              --
                                                       2003      1.144          1.192              --
                                                       2002      1.057          1.144              --
                                                       2001      1.000          1.057           1,000

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2007      0.925          1.012              --
                                                       2006      0.839          0.925              --
                                                       2005      0.789          0.839              --
                                                       2004      0.739          0.789           1,000
                                                       2003      0.564          0.739           1,000
                                                       2002      0.808          0.564           1,000
                                                       2001      1.000          0.808           1,000

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.457          1.582              --
                                                       2006      1.150          1.457              --
                                                       2005      1.033          1.150              --
                                                       2004      0.897          1.033              --
                                                       2003      0.703          0.897              --
                                                       2002      0.861          0.703           2,000
                                                       2001      1.000          0.861           2,000

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 0.80% 5% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      2.035          2.179              --
                                                       2006      1.749          2.035              --
                                                       2005      1.647          1.749              --
                                                       2004      1.315          1.647              --
                                                       2003      0.886          1.315              --
                                                       2002      1.093          0.886           2,000
                                                       2001      1.000          1.093           2,000

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      0.957          1.022              --
                                                       2005      0.887          0.957              --
                                                       2004      0.840          0.887           2,000
                                                       2003      0.654          0.840           2,000
                                                       2002      0.867          0.654           2,000
                                                       2001      1.000          0.867           2,000

  Travelers Convertible Securities Subaccount
  (5/04).............................................  2006      1.035          1.106              --
                                                       2005      1.040          1.035              --
                                                       2004      1.000          1.040           2,000

  Travelers Disciplined Mid Cap Stock Subaccount
  (8/99).............................................  2006      1.812          1.984              --
                                                       2005      1.625          1.812              --
                                                       2004      1.406          1.625              --
                                                       2003      1.060          1.406              --
                                                       2002      1.247          1.060              --
                                                       2001      1.310          1.247              --
                                                       2000      1.132          1.310              --
                                                       1999      1.000          1.132              --

  Travelers Equity Income Subaccount (7/99)..........  2006      1.285          1.354              --
                                                       2005      1.240          1.285              --
                                                       2004      1.137          1.240              --
                                                       2003      0.874          1.137              --
                                                       2002      1.024          0.874              --
                                                       2001      1.105          1.024              --
                                                       2000      1.021          1.105              --
                                                       1999      1.000          1.021              --

  Travelers Federated Stock Subaccount (11/01).......  2006      1.163          1.208              --
                                                       2005      1.113          1.163              --
                                                       2004      1.015          1.113              --
                                                       2003      0.802          1.015              --
                                                       2002      1.002          0.802              --
                                                       2001      1.000          1.002              --

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 0.80% 5% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Large Cap Subaccount (7/99)..............  2006      0.919          0.949              --
                                                       2005      0.852          0.919              --
                                                       2004      0.807          0.852              --
                                                       2003      0.652          0.807              --
                                                       2002      0.851          0.652              --
                                                       2001      1.038          0.851              --
                                                       2000      1.224          1.038              --
                                                       1999      1.000          1.224              --

  Travelers Mercury Large Cap Core Subaccount
  (6/00).............................................  2006      0.997          1.061              --
                                                       2005      0.897          0.997              --
                                                       2004      0.780          0.897              --
                                                       2003      0.649          0.780              --
                                                       2002      0.874          0.649              --
                                                       2001      1.136          0.874              --
                                                       2000      1.213          1.136              --
                                                       1999      1.000          1.213              --

  Travelers MFS(R) Mid Cap Growth Subaccount
  (10/99)............................................  2006      1.052          1.116              --
                                                       2005      1.029          1.052              --
                                                       2004      0.909          1.029              --
                                                       2003      0.668          0.909              --
                                                       2002      1.317          0.668              --
                                                       2001      1.739          1.317              --
                                                       2000      1.603          1.739              --
                                                       1999      1.000          1.603              --

  Travelers MFS(R) Total Return Subaccount (7/99)....  2006      1.400          1.449              --
                                                       2005      1.371          1.400              --
                                                       2004      1.240          1.371              --
                                                       2003      1.073          1.240              --
                                                       2002      1.141          1.073              --
                                                       2001      1.150          1.141              --
                                                       2000      0.994          1.150              --
                                                       1999      1.000          0.994              --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.190          1.289              --
                                                       2005      1.127          1.190              --
                                                       2004      1.000          1.127           2,000

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 0.80% 5% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (8/99).............................................  2006      1.055          1.215              --
                                                       2005      0.971          1.055              --
                                                       2004      0.846          0.971              --
                                                       2003      0.663          0.846              --
                                                       2002      0.768          0.663              --
                                                       2001      1.049          0.768              --
                                                       2000      1.194          1.049              --
                                                       1999      1.000          1.194              --

  Travelers Pioneer Fund Subaccount (8/99)...........  2006      0.890          0.947              --
                                                       2005      0.847          0.890              --
                                                       2004      0.768          0.847              --
                                                       2003      0.625          0.768              --
                                                       2002      0.903          0.625              --
                                                       2001      1.183          0.903              --
                                                       2000      0.959          1.183              --
                                                       1999      1.000          0.959              --

  Travelers Pioneer Mid Cap Value Subaccount (1/70)..  2006      1.001          1.057              --
                                                       2005      1.000          1.001              --

  Travelers Pioneer Strategic Income Subaccount
  (1/01).............................................  2006      1.455          1.473              --
                                                       2005      1.415          1.455              --
                                                       2004      1.285          1.415              --
                                                       2003      1.084          1.285              --
                                                       2002      1.032          1.084              --
                                                       2001      1.000          1.032              --

  Travelers Quality Bond Subaccount (8/99)...........  2006      1.300          1.292              --
                                                       2005      1.290          1.300              --
                                                       2004      1.259          1.290              --
                                                       2003      1.186          1.259              --
                                                       2002      1.130          1.186              --
                                                       2001      1.063          1.130              --
                                                       2000      1.002          1.063              --
                                                       1999      1.000          1.002              --

  Travelers Strategic Equity Subaccount (7/99).......  2006      0.871          0.911              --
                                                       2005      0.861          0.871              --
                                                       2004      0.787          0.861              --
                                                       2003      0.598          0.787              --
                                                       2002      0.908          0.598              --
                                                       2001      1.057          0.908              --
                                                       2000      1.303          1.057              --
                                                       1999      1.000          1.303              --

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 0.80% 5% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (1/70)..................................  2006      1.000          1.032              --
                                                       2005      1.000          1.000              --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (1/70)..................................  2006      1.000          1.000              --
                                                       2005      1.000          1.000              --

  Travelers U.S. Government Securities Subaccount
  (8/99).............................................  2006      1.445          1.396              --
                                                       2005      1.396          1.445              --
                                                       2004      1.326          1.396              --
                                                       2003      1.301          1.326              --
                                                       2002      1.154          1.301              --
                                                       2001      1.099          1.154              --
                                                       2000      0.968          1.099              --
                                                       1999      1.000          0.968              --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/03).............................................  2007      1.741          1.687              --
                                                       2006      1.512          1.741              --
                                                       2005      1.464          1.512              --
                                                       2004      1.257          1.464           1,000
                                                       2003      1.000          1.257           1,000

  Van Kampen LIT Enterprise Subaccount (Class II)
  (5/01).............................................  2007      0.926          1.034              --
                                                       2006      0.875          0.926              --
                                                       2005      0.817          0.875              --
                                                       2004      0.794          0.817           2,000
                                                       2003      0.637          0.794           2,000
                                                       2002      0.911          0.637           2,000
                                                       2001      1.000          0.911           2,000

  Van Kampen LIT Strategic Growth Subaccount (Class
  II) (5/01).........................................  2007      0.792          0.917              --
                                                       2006      0.778          0.792              --
                                                       2005      0.729          0.778              --
                                                       2004      0.688          0.729           4,000
                                                       2003      0.546          0.688           4,000
                                                       2002      0.817          0.546           4,000
                                                       2001      1.000          0.817           4,000

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 0.80% 5% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Wells Fargo Variable Trust
  Wells Fargo VT Advantage Small/Mid Cap Value
  Subaccount (3/00)..................................  2007      1.559          1.535              --
                                                       2006      1.358          1.559              --
                                                       2005      1.175          1.358              --
                                                       2004      1.014          1.175              --
                                                       2003      0.739          1.014              --
                                                       2002      0.969          0.739              --
                                                       2001      0.938          0.969              --
                                                       2000      1.000          0.938              --




                   MRA -- SEPARATE ACCOUNT CHARGES 0.80% 25 FL


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
Metropolitan Series Fund, Inc.
  MSF BlackRock Bond Income Subaccount (Class A)
  (1/70).............................................  2007      1.323          1.392             --
                                                       2006      1.000          1.323             --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (1/70) *......................  2007      1.425          1.474             --
                                                       2006      1.000          1.425             --

The Travelers Series Trust
  Travelers Quality Bond Subaccount (8/99)...........  2006      1.279          1.269             --
                                                       2005      1.271          1.279             --
                                                       2004      1.244          1.271             --
                                                       2003      1.175          1.244             --
                                                       2002      1.122          1.175             --
                                                       2001      1.058          1.122             --
                                                       2000      1.000          1.058             --
                                                       1999      1.000          1.000             --

  Travelers U.S. Government Securities Subaccount
  (8/99).............................................  2006      1.421          1.372             --
                                                       2005      1.376          1.421             --
                                                       2004      1.310          1.376             --
                                                       2003      1.289          1.310             --
                                                       2002      1.146          1.289             --
                                                       2001      1.094          1.146             --
                                                       2000      0.966          1.094             --
                                                       1999      1.000          0.966             --

                   MRA -- SEPARATE ACCOUNT CHARGES 0.80% 43 FL


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
Metropolitan Series Fund, Inc.
  MSF BlackRock Bond Income Subaccount (Class A)
  (1/70).............................................  2007      1.305          1.370             --
                                                       2006      1.000          1.305             --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (1/70) *......................  2007      1.405          1.450             --
                                                       2006      1.000          1.405             --

The Travelers Series Trust
  Travelers Quality Bond Subaccount (8/99)...........  2006      1.263          1.253             --
                                                       2005      1.258          1.263             --
                                                       2004      1.233          1.258             --
                                                       2003      1.167          1.233             --
                                                       2002      1.117          1.167             --
                                                       2001      1.055          1.117             --
                                                       2000      0.999          1.055             --
                                                       1999      1.000          0.999             --

  Travelers U.S. Government Securities Subaccount
  (8/99).............................................  2006      1.403          1.354             --
                                                       2005      1.362          1.403             --
                                                       2004      1.299          1.362             --
                                                       2003      1.280          1.299             --
                                                       2002      1.140          1.280             --
                                                       2001      1.091          1.140             --
                                                       2000      0.965          1.091             --
                                                       1999      1.000          0.965             --




                   MRA -- SEPARATE ACCOUNT CHARGES 0.80% 62 FL


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
Legg Mason Partners Variable Equity Trust
  LMPVET Equity Index Subaccount (Class II) (7/99)...  2007      1.064          1.101             --
                                                       2006      0.937          1.064             --
                                                       2005      0.912          0.937             --
                                                       2004      0.839          0.912             --
                                                       2003      0.666          0.839             --
                                                       2002      0.871          0.666             --
                                                       2001      1.008          0.871             --
                                                       2000      1.127          1.008             --
                                                       1999      1.000          1.127             --

                  MRA -- SEPARATE ACCOUNT CHARGES 0.80% 110 FL


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
Legg Mason Partners Variable Equity Trust
  LMPVET Equity Index Subaccount (Class II) (7/99)...  2007      1.025          1.055             --
                                                       2006      0.907          1.025             --
                                                       2005      0.887          0.907             --
                                                       2004      0.820          0.887             --
                                                       2003      0.654          0.820             --
                                                       2002      0.859          0.654             --
                                                       2001      0.999          0.859             --
                                                       2000      1.123          0.999             --
                                                       1999      1.000          1.123             --




                  MRA -- SEPARATE ACCOUNT CHARGES 1.25% 3% AIR


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (1/70)..  2007      1.082          1.160                 --
                                                       2006      1.000          1.082                 --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      0.821          0.864                 --
                                                       2005      0.787          0.821                 --
                                                       2004      0.754          0.787                 --
                                                       2003      0.610          0.754             22,659
                                                       2002      0.886          0.610             22,659
                                                       2001      1.000          0.886                 --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (5/04).............................................  2007      1.481          1.680            631,290
                                                       2006      1.245          1.481            480,420
                                                       2005      1.105          1.245            215,095
                                                       2004      1.000          1.105              9,707

  American Funds Growth Subaccount (Class 2) (5/04)..  2007      1.359          1.507          1,161,220
                                                       2006      1.248          1.359            995,310
                                                       2005      1.088          1.248            772,513
                                                       2004      1.000          1.088             72,498

  American Funds Growth-Income Subaccount (Class 2)
  (5/04).............................................  2007      1.283          1.331          1,028,568
                                                       2006      1.128          1.283          1,067,002
                                                       2005      1.079          1.128            817,288
                                                       2004      1.000          1.079            121,980

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 1.25% 3% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      0.682          0.676                 --
                                                       2005      0.584          0.682          9,178,965
                                                       2004      0.495          0.584          7,939,019
                                                       2003      0.401          0.495          6,290,465
                                                       2002      0.542          0.401          4,796,319
                                                       2001      0.743          0.542          1,489,104
                                                       2000      1.000          0.743            978,236

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (10/99)............................................  2007      2.277          2.389                 --
                                                       2006      1.740          2.277            109,197
                                                       2005      1.377          1.740            109,789
                                                       2004      1.116          1.377            105,009
                                                       2003      0.791          1.116            109,800
                                                       2002      0.906          0.791            101,806
                                                       2001      1.015          0.906            119,978
                                                       2000      1.502          1.015            122,227
                                                       1999      1.000          1.502             42,199

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (9/00).............................................  2006      2.445          3.203                 --
                                                       2005      2.310          2.445            757,893
                                                       2004      1.780          2.310            629,401
                                                       2003      1.345          1.780            529,773
                                                       2002      1.303          1.345            279,100
                                                       2001      1.213          1.303            106,721
                                                       2000      1.000          1.213             50,532

  Delaware VIP Small Cap Value Subaccount (Standard
  Class) (10/99).....................................  2007      2.477          2.284            652,415
                                                       2006      2.159          2.477            844,341
                                                       2005      1.998          2.159            800,005
                                                       2004      1.665          1.998            618,779
                                                       2003      1.188          1.665            514,784
                                                       2002      1.274          1.188            293,704
                                                       2001      1.153          1.274             96,667
                                                       2000      0.988          1.153             39,689
                                                       1999      1.000          0.988              3,413

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 1.25% 3% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (7/99).....................................  2007      1.146          1.212            290,060
                                                       2006      0.996          1.146            419,766
                                                       2005      0.966          0.996            489,080
                                                       2004      0.931          0.966            647,261
                                                       2003      0.778          0.931            611,101
                                                       2002      0.946          0.778            578,067
                                                       2001      1.057          0.946            519,580
                                                       2000      1.077          1.057            509,909
                                                       1999      1.000          1.077            320,468

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (10/99)....................................  2007      1.568          1.377            983,469
                                                       2006      1.530          1.568          1,348,039
                                                       2005      1.464          1.530          1,543,081
                                                       2004      1.332          1.464          1,603,199
                                                       2003      1.024          1.332          1,457,171
                                                       2002      1.282          1.024            882,429
                                                       2001      1.383          1.282            545,002
                                                       2000      1.236          1.383            349,550
                                                       1999      1.000          1.236             37,863

Fidelity(R) Variable Insurance Products
  VIP Asset Manager Subaccount (Service Class 2)
  (5/00).............................................  2006      0.993          1.029                 --
                                                       2005      0.969          0.993          3,126,450
                                                       2004      0.933          0.969          3,368,472
                                                       2003      0.803          0.933          2,588,801
                                                       2002      0.894          0.803          1,715,279
                                                       2001      0.947          0.894            294,346
                                                       2000      1.000          0.947            173,343

  VIP Contrafund(R) Subaccount (Service Class 2)
  (5/01).............................................  2007      1.543          1.788          2,544,963
                                                       2006      1.402          1.543          2,740,294
                                                       2005      1.217          1.402          2,781,525
                                                       2004      1.070          1.217          2,249,663
                                                       2003      0.845          1.070          1,627,008
                                                       2002      0.947          0.845            726,512
                                                       2001      1.000          0.947             21,595

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 1.25% 3% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (5/01)...........................  2007      1.273          1.342            145,537
                                                       2006      1.133          1.273            192,692
                                                       2005      0.950          1.133            170,162
                                                       2004      0.950          0.950            206,566
                                                       2003      0.770          0.950            247,934
                                                       2002      0.844          0.770             53,586
                                                       2001      1.000          0.844                 --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.989          2.265          2,177,928
                                                       2006      1.792          1.989          2,455,895
                                                       2005      1.537          1.792          2,302,391
                                                       2004      1.249          1.537          1,404,786
                                                       2003      0.914          1.249            836,747
                                                       2002      1.029          0.914            328,766
                                                       2001      1.000          1.029             32,298

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/03)..........................................  2006      1.458          1.704                 --
                                                       2005      1.335          1.458            231,875
                                                       2004      1.200          1.335             76,672
                                                       2003      1.000          1.200             33,400

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/04)........................  2007      1.958          2.490            455,087
                                                       2006      1.548          1.958            413,972
                                                       2005      1.230          1.548            315,482
                                                       2004      1.000          1.230             46,605

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/04)...................................  2007      1.505          1.716            687,451
                                                       2006      1.254          1.505            588,361
                                                       2005      1.153          1.254            407,700
                                                       2004      1.000          1.153             57,503

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/04)...................................  2006      1.207          1.452                 --
                                                       2005      1.123          1.207          1,538,191
                                                       2004      1.000          1.123            283,880

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 1.25% 3% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

High Yield Bond Trust
  High Yield Bond Trust (9/99).......................  2006      1.492          1.528                 --
                                                       2005      1.491          1.492          1,412,007
                                                       2004      1.389          1.491          1,319,172
                                                       2003      1.089          1.389          1,064,575
                                                       2002      1.054          1.089            634,852
                                                       2001      0.974          1.054            426,670
                                                       2000      0.977          0.974            311,003
                                                       1999      1.000          0.977             93,082

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (5/01).............................................  2006      1.130          1.168                 --
                                                       2005      1.062          1.130            294,915
                                                       2004      0.993          1.062            390,516
                                                       2003      0.884          0.993            416,592
                                                       2002      0.960          0.884            215,744
                                                       2001      1.000          0.960              9,564

  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/01).....................................  2007      1.071          1.288            149,009
                                                       2006      0.957          1.071            241,560
                                                       2005      0.865          0.957            236,155
                                                       2004      0.727          0.865            120,789
                                                       2003      0.546          0.727            127,957
                                                       2002      0.770          0.546                 --
                                                       2001      1.000          0.770                 --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (5/00).....................................  2007      0.686          0.741            821,392
                                                       2006      0.589          0.686            777,128
                                                       2005      0.565          0.589            635,473
                                                       2004      0.547          0.565            804,370
                                                       2003      0.448          0.547            812,834
                                                       2002      0.610          0.448            751,717
                                                       2001      0.799          0.610            609,833
                                                       2000      1.000          0.799            409,725

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/04)......  2006      1.154          1.299                 --
                                                       2005      1.123          1.154             80,991
                                                       2004      1.000          1.123              2,533

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 1.25% 3% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      0.971          1.034                 --
                                                       2006      0.916          0.971             51,560
                                                       2005      0.872          0.916             51,560
                                                       2004      0.858          0.872             58,711
                                                       2003      0.647          0.858             51,540
                                                       2002      0.895          0.647                 --
                                                       2001      1.000          0.895                 --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (5/01).............................................  2007      1.075          1.078          2,665,659
                                                       2006      1.001          1.075          3,583,573
                                                       2005      0.908          1.001          4,013,388
                                                       2004      0.836          0.908          3,794,044
                                                       2003      0.629          0.836          2,571,412
                                                       2002      0.946          0.629            771,825
                                                       2001      1.000          0.946            349,246

  LMPVET Appreciation Subaccount (Class I) (5/01)....  2007      1.182          1.266            952,746
                                                       2006      1.043          1.182          1,290,828
                                                       2005      1.013          1.043          1,459,135
                                                       2004      0.942          1.013          1,710,244
                                                       2003      0.766          0.942          1,638,535
                                                       2002      0.941          0.766            870,255
                                                       2001      1.000          0.941              1,117

  LMPVET Capital and Income Subaccount (Class I)
  (4/07).............................................  2007      1.371          1.381             56,472

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      0.934          0.982             60,438
                                                       2006      0.802          0.934            185,785
                                                       2005      0.814          0.802            151,931
                                                       2004      0.797          0.814            108,538
                                                       2003      0.654          0.797            102,277
                                                       2002      0.895          0.654             71,910
                                                       2001      1.000          0.895                 --

  LMPVET Equity Index Subaccount (Class II) (7/99)...  2007      1.078          1.117          4,809,627
                                                       2006      0.948          1.078          6,234,702
                                                       2005      0.921          0.948          6,882,940
                                                       2004      0.846          0.921          6,087,905
                                                       2003      0.671          0.846          4,785,205
                                                       2002      0.875          0.671          2,904,696
                                                       2001      1.011          0.875            986,668
                                                       2000      1.129          1.011            613,181
                                                       1999      1.000          1.129            317,090

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 1.25% 3% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Fundamental Value Subaccount (Class I)
  (5/01).............................................  2007      1.251          1.251          1,827,050
                                                       2006      1.084          1.251          1,722,259
                                                       2005      1.048          1.084          1,959,578
                                                       2004      0.981          1.048          2,342,337
                                                       2003      0.716          0.981          1,858,465
                                                       2002      0.921          0.716            940,084
                                                       2001      1.000          0.921            132,819

  LMPVET International All Cap Opportunity Subaccount
  (12/99)............................................  2007      1.179          1.239            405,575
                                                       2006      0.949          1.179            440,943
                                                       2005      0.860          0.949            490,767
                                                       2004      0.739          0.860            609,375
                                                       2003      0.587          0.739            541,855
                                                       2002      0.800          0.587            310,549
                                                       2001      1.177          0.800            275,427
                                                       2000      1.563          1.177            247,679
                                                       1999      1.000          1.563             53,669

  LMPVET Investors Subaccount (Class I) (10/99)......  2007      1.554          1.595             88,854
                                                       2006      1.331          1.554            185,164
                                                       2005      1.265          1.331            210,110
                                                       2004      1.160          1.265            238,681
                                                       2003      0.888          1.160            218,111
                                                       2002      1.168          0.888            166,614
                                                       2001      1.234          1.168            156,631
                                                       2000      1.084          1.234             55,437
                                                       1999      1.000          1.084              6,020

  LMPVET Large Cap Growth Subaccount (Class I)
  (10/99)............................................  2007      1.032          1.073            749,138
                                                       2006      0.999          1.032            920,580
                                                       2005      0.961          0.999          1,074,489
                                                       2004      0.970          0.961          1,236,132
                                                       2003      0.666          0.970            854,538
                                                       2002      0.896          0.666            331,327
                                                       2001      1.037          0.896            213,815
                                                       2000      1.128          1.037            178,384
                                                       1999      1.000          1.128             77,927

  LMPVET Small Cap Growth Subaccount (Class I)
  (5/01).............................................  2007      1.207          1.312            225,000
                                                       2006      1.084          1.207            218,498
                                                       2005      1.046          1.084            365,697
                                                       2004      0.920          1.046            405,677
                                                       2003      0.626          0.920            354,641
                                                       2002      0.971          0.626            139,960
                                                       2001      1.000          0.971             83,878

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 1.25% 3% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Social Awareness Subaccount (7/99)..........  2007      0.988          1.082            332,984
                                                       2006      0.929          0.988            500,806
                                                       2005      0.901          0.929            501,930
                                                       2004      0.859          0.901            506,230
                                                       2003      0.675          0.859            485,603
                                                       2002      0.909          0.675            448,264
                                                       2001      1.092          0.909            159,905
                                                       2000      1.111          1.092            141,652
                                                       1999      1.000          1.111             57,036

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.038          1.039              9,038
                                                       2006      1.010          1.038             32,889
                                                       2005      0.999          1.010            118,915
                                                       2004      1.000          0.999             86,026
                                                       2003      1.000          1.000                 --

  LMPVIT High Income Subaccount (8/99)...............  2007      1.263          1.251            158,090
                                                       2006      1.153          1.263            158,882
                                                       2005      1.137          1.153            182,840
                                                       2004      1.043          1.137            173,921
                                                       2003      0.828          1.043            148,031
                                                       2002      0.866          0.828            111,167
                                                       2001      0.912          0.866             49,735
                                                       2000      1.004          0.912             52,398
                                                       1999      1.000          1.004                 --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.284          1.372                 --
                                                       2006      1.152          1.284             71,257
                                                       2005      1.112          1.152             49,556
                                                       2004      0.974          1.112             34,048
                                                       2003      0.695          0.974             36,670
                                                       2002      0.946          0.695             15,142
                                                       2001      1.000          0.946             15,142

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 1.25% 3% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (4/00).........  2007      1.864          1.958                 --
                                                       2006      1.598          1.864            522,620
                                                       2005      1.555          1.598            578,348
                                                       2004      1.454          1.555            769,056
                                                       2003      1.059          1.454            658,282
                                                       2002      1.431          1.059            387,617
                                                       2001      1.422          1.431            274,586
                                                       2000      1.000          1.422             62,150

  LMPVPI Total Return Subaccount (Class I) (9/00)....  2007      1.337          1.377                 --
                                                       2006      1.202          1.337             97,505
                                                       2005      1.178          1.202            124,412
                                                       2004      1.097          1.178            116,791
                                                       2003      0.958          1.097             54,550
                                                       2002      1.042          0.958             59,722
                                                       2001      1.064          1.042             59,722
                                                       2000      1.000          1.064              9,945

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/04).............................................  2007      1.308          1.361                 --
                                                       2006      1.129          1.308            582,270
                                                       2005      1.107          1.129            516,868
                                                       2004      1.000          1.107             79,477

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/04).............................................  2007      1.376          1.518                 --
                                                       2006      1.241          1.376            512,690
                                                       2005      1.161          1.241            621,092
                                                       2004      1.000          1.161             36,456

Managed Assets Trust
  Managed Assets Trust (6/99)........................  2006      1.206          1.245                 --
                                                       2005      1.176          1.206          3,585,628
                                                       2004      1.088          1.176          3,650,452
                                                       2003      0.903          1.088          3,189,773
                                                       2002      1.000          0.903          2,415,855
                                                       2001      1.000          1.000          2,100,630
                                                       2001      1.067          1.000                 --
                                                       2000      1.098          1.067          1,799,521
                                                       1999      1.000          1.098                 --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (1/70)..........................................  2007      1.836          1.923            672,104
                                                       2006      1.000          1.836            889,068

  MIST BlackRock High Yield Subaccount (Class A)
  (4/07) *...........................................  2007      1.691          1.650            989,423

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 1.25% 3% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (1/70).............................................  2007      1.091          1.146                 --
                                                       2006      1.000          1.091            150,496

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.136          1.147            143,982

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.068          1.045             71,817
                                                       2006      1.000          1.068             19,833

  MIST Harris Oakmark International Subaccount (Class
  A) (1/70) *........................................  2007      1.301          1.274            998,338
                                                       2006      1.000          1.301            889,422

  MIST Janus Forty Subaccount (Class A) (1/70).......  2007      0.694          0.895          6,356,969
                                                       2006      1.000          0.694          7,622,924

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.214          1.078              4,610

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (1/70)...................................  2007      1.319          1.385          2,519,028
                                                       2006      1.000          1.319          3,122,246

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (1/70)..........................................  2007      1.152          1.215            361,195
                                                       2006      1.000          1.152            249,626

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (1/70) *.................................  2007      1.080          1.109          1,276,088
                                                       2006      1.000          1.080            897,910

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (4/07) *...........................................  2007      1.502          1.368            457,257

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2007      0.989          1.093             65,815
                                                       2006      1.000          0.989             44,662

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (1/70).............................................  2007      1.026          1.129            141,060
                                                       2006      1.000          1.026             81,072

  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.374          2.998            174,987

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07) *.................................  2007      1.532          1.612            276,195

  MIST MFS(R) Value Subaccount (Class A) (1/70)......  2007      1.415          1.504          1,183,549
                                                       2006      1.000          1.415            929,438

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/07)..........................................  2007      1.223          1.029          1,487,148
                                                       2006      1.000          1.223          1,964,009

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07) *.................................  2007      1.030          1.093            239,380

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 1.25% 3% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Fund Subaccount (Class A) (1/70)......  2007      0.989          1.026            235,409
                                                       2006      1.000          0.989            278,531

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.111          1.228                 --
                                                       2006      1.000          1.111                 --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (1/70).............................................  2007      1.483          1.562          1,288,879
                                                       2006      1.000          1.483          1,207,972

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (1/70) *........................................  2007      1.327          1.271          1,385,276
                                                       2006      1.000          1.327            105,522

MetLife Investment Funds, Inc.
  MetLife Investment Diversified Bond Subaccount
  (Class I) (9/99)...................................  2007      1.376          1.421                 --
                                                       2006      1.336          1.376         17,972,460
                                                       2005      1.325          1.336         20,679,610
                                                       2004      1.282          1.325         15,302,307
                                                       2003      1.230          1.282         10,176,397
                                                       2002      1.143          1.230          7,885,571
                                                       2001      1.083          1.143          3,246,930
                                                       2000      0.976          1.083            409,109
                                                       1999      1.000          0.976             49,414

  MetLife Investment International Stock Subaccount
  (Class I) (7/99)...................................  2007      1.412          1.516                 --
                                                       2006      1.130          1.412          8,805,817
                                                       2005      0.998          1.130         11,190,945
                                                       2004      0.880          0.998          8,679,287
                                                       2003      0.685          0.880          6,530,023
                                                       2002      0.893          0.685          4,552,992
                                                       2001      1.151          0.893          1,527,648
                                                       2000      1.267          1.151            347,387
                                                       1999      1.000          1.267             91,971

  MetLife Investment Large Company Stock Subaccount
  (Class I) (9/99)...................................  2007      0.851          0.889                 --
                                                       2006      0.765          0.851         20,296,567
                                                       2005      0.726          0.765         23,987,923
                                                       2004      0.668          0.726         17,649,834
                                                       2003      0.528          0.668         12,079,242
                                                       2002      0.693          0.528          7,754,372
                                                       2001      0.833          0.693          2,768,720
                                                       2000      0.992          0.833            626,483
                                                       1999      1.000          0.992             68,472

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 1.25% 3% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MetLife Investment Small Company Stock Subaccount
  (Class I) (9/99)...................................  2007      2.288          2.286                 --
                                                       2006      2.038          2.288          4,059,123
                                                       2005      1.924          2.038          4,822,772
                                                       2004      1.695          1.924          3,721,782
                                                       2003      1.199          1.695          2,740,029
                                                       2002      1.592          1.199          1,474,339
                                                       2001      1.587          1.592            530,066
                                                       2000      1.460          1.587            235,839
                                                       1999      1.000          1.460             29,981

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (1/70)..........................................  2007      1.058          1.258            475,927
                                                       2006      1.000          1.058            538,833

  MSF BlackRock Bond Income Subaccount (Class A)
  (1/70).............................................  2007      1.303          1.368          1,887,068
                                                       2006      1.000          1.303          1,912,258

  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.156          1.199          3,609,779
                                                       2006      1.000          1.156          3,426,808

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/07) *........................................  2007      1.149          1.090              1,361

  MSF FI Large Cap Subaccount (Class A) (1/70).......  2007      0.934          0.959          2,915,192
                                                       2006      1.000          0.934          3,449,775

  MSF FI Value Leaders Subaccount (Class D) (1/70)...  2007      1.348          1.386          4,725,046
                                                       2006      1.000          1.348          5,837,885

  MSF Lehman Brothers Aggregate Bond Index Subaccount
  (Class A) (11/07) *................................  2007      1.419          1.439          5,207,269

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.078          1.099          1,495,675
                                                       2006      1.000          1.078                 --
                                                       2005      1.000          1.000                 --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (1/70)...................................  2007      1.044          1.089            320,701
                                                       2006      1.000          1.044             29,074
                                                       2005      1.000          1.000                 --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (1/70)........................  2007      1.050          1.087          6,769,234
                                                       2006      1.000          1.050            460,401
                                                       2005      1.000          1.000                 --

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 1.25% 3% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.055          1.087         16,076,217
                                                       2006      1.000          1.055            810,202
                                                       2005      1.000          1.000                 --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (1/70)........................  2007      1.107          1.135          5,736,802
                                                       2006      1.000          1.107            298,305
                                                       2005      1.000          1.000                 --

  MSF MetLife Stock Index Subaccount (Class A)
  (11/07) *..........................................  2007      0.906          0.899          6,147,320

  MSF MFS(R) Total Return Subaccount (Class F)
  (1/70).............................................  2007      1.505          1.548          5,595,525
                                                       2006      1.000          1.505          6,681,315

  MSF Morgan Stanley EAFE(R) Index Subaccount (Class
  A) (11/07) *.......................................  2007      1.530          1.494          3,274,508

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70) *...........................................  2007      1.053          1.105          1,712,279
                                                       2006      1.000          1.053          1,938,251

  MSF Russell 2000(R) Index Subaccount (Class A)
  (11/07) *..........................................  2007      2.335          2.269          1,861,968

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (1/70)........................  2007      1.627          1.691                 --
                                                       2006      1.000          1.627          1,113,196

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (1/70) *......................  2007      1.403          1.448          2,359,167
                                                       2006      1.000          1.403          2,762,290

Money Market Portfolio
  Money Market Subaccount (9/99).....................  2006      1.116          1.128                 --
                                                       2005      1.099          1.116          3,311,878
                                                       2004      1.101          1.099          2,821,194
                                                       2003      1.107          1.101          3,503,778
                                                       2002      1.105          1.107          3,223,219
                                                       2001      1.078          1.105          2,626,057
                                                       2000      1.028          1.078            911,055
                                                       1999      1.000          1.028            134,132

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.122          1.187                 --
                                                       2005      1.075          1.122            106,706
                                                       2004      1.000          1.075             40,148

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 1.25% 3% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (10/05).....................................  2007      1.004          1.025                 --
                                                       2006      1.010          1.004            183,569
                                                       2005      1.007          1.010            142,108

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.266          1.359          2,199,156
                                                       2006      1.234          1.266          2,712,531
                                                       2005      1.220          1.234          2,687,126
                                                       2004      1.178          1.220          2,270,916
                                                       2003      1.135          1.178          2,784,528
                                                       2002      1.054          1.135          1,430,431
                                                       2001      1.000          1.054             25,722

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2007      0.901          0.982                 --
                                                       2006      0.822          0.901              1,846
                                                       2005      0.776          0.822              1,846
                                                       2004      0.730          0.776              1,846
                                                       2003      0.560          0.730              1,846
                                                       2002      0.806          0.560                 --
                                                       2001      1.000          0.806                 --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.421          1.540                 --
                                                       2006      1.126          1.421            306,157
                                                       2005      1.016          1.126            173,572
                                                       2004      0.886          1.016            166,176
                                                       2003      0.698          0.886            155,084
                                                       2002      0.858          0.698            111,279
                                                       2001      1.000          0.858              7,952

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.984          2.121                 --
                                                       2006      1.713          1.984          1,070,656
                                                       2005      1.620          1.713          1,078,884
                                                       2004      1.300          1.620            546,825
                                                       2003      0.879          1.300            304,761
                                                       2002      1.090          0.879            242,851
                                                       2001      1.000          1.090              2,364

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 1.25% 3% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      0.937          0.999                 --
                                                       2005      0.872          0.937             44,662
                                                       2004      0.830          0.872             40,953
                                                       2003      0.650          0.830             53,682
                                                       2002      0.864          0.650             64,399
                                                       2001      1.000          0.864                 --

  Travelers Convertible Securities Subaccount
  (5/04).............................................  2006      1.028          1.096                 --
                                                       2005      1.037          1.028             42,156
                                                       2004      1.000          1.037             42,156

  Travelers Disciplined Mid Cap Stock Subaccount
  (8/99).............................................  2006      1.759          1.924                 --
                                                       2005      1.585          1.759          1,037,101
                                                       2004      1.378          1.585            959,983
                                                       2003      1.043          1.378            821,211
                                                       2002      1.233          1.043            507,530
                                                       2001      1.301          1.233            186,474
                                                       2000      1.129          1.301             88,563
                                                       1999      1.000          1.129             13,503

  Travelers Equity Income Subaccount (7/99)..........  2006      1.246          1.311                 --
                                                       2005      1.208          1.246          6,810,723
                                                       2004      1.113          1.208          6,282,506
                                                       2003      0.859          1.113          4,935,749
                                                       2002      1.011          0.859          3,021,391
                                                       2001      1.096          1.011            838,058
                                                       2000      1.017          1.096            437,309
                                                       1999      1.000          1.017            255,091

  Travelers Federated Stock Subaccount (11/01).......  2006      1.129          1.170                 --
                                                       2005      1.085          1.129             84,624
                                                       2004      0.994          1.085            168,501
                                                       2003      0.789          0.994            146,425
                                                       2002      0.990          0.789             65,464
                                                       2001      1.000          0.990             20,459

  Travelers Large Cap Subaccount (7/99)..............  2006      0.891          0.920                 --
                                                       2005      0.830          0.891          2,490,510
                                                       2004      0.789          0.830          2,565,167
                                                       2003      0.641          0.789          2,458,865
                                                       2002      0.841          0.641          2,003,276
                                                       2001      1.030          0.841          1,375,102
                                                       2000      1.219          1.030            804,272
                                                       1999      1.000          1.219             89,328

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 1.25% 3% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mercury Large Cap Core Subaccount
  (6/00).............................................  2006      0.967          1.028                 --
                                                       2005      0.874          0.967            218,367
                                                       2004      0.764          0.874             74,341
                                                       2003      0.638          0.764             68,317
                                                       2002      0.863          0.638             41,538
                                                       2001      1.127          0.863              7,875
                                                       2000      1.209          1.127              7,875
                                                       1999      1.000          1.209                 --

  Travelers MFS(R) Mid Cap Growth Subaccount
  (10/99)............................................  2006      1.021          1.081                 --
                                                       2005      1.003          1.021            737,928
                                                       2004      0.890          1.003            827,170
                                                       2003      0.658          0.890            794,275
                                                       2002      1.301          0.658            544,549
                                                       2001      1.726          1.301            587,839
                                                       2000      1.598          1.726            504,511
                                                       1999      1.000          1.598             91,838

  Travelers MFS(R) Total Return Subaccount (7/99)....  2006      1.359          1.404                 --
                                                       2005      1.336          1.359          4,912,833
                                                       2004      1.214          1.336          3,493,408
                                                       2003      1.055          1.214          2,959,776
                                                       2002      1.127          1.055          2,301,022
                                                       2001      1.142          1.127            812,897
                                                       2000      0.991          1.142            487,321
                                                       1999      1.000          0.991            114,042

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.181          1.278                 --
                                                       2005      1.123          1.181            426,937
                                                       2004      1.000          1.123             62,053

  Travelers Mondrian International Stock Subaccount
  (8/99).............................................  2006      1.024          1.178                 --
                                                       2005      0.947          1.024            763,779
                                                       2004      0.828          0.947            858,165
                                                       2003      0.652          0.828            446,951
                                                       2002      0.759          0.652            377,746
                                                       2001      1.041          0.759             25,696
                                                       2000      1.190          1.041             17,988
                                                       1999      1.000          1.190                 --

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 1.25% 3% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Fund Subaccount (8/99)...........  2006      0.864          0.918                 --
                                                       2005      0.825          0.864            337,419
                                                       2004      0.752          0.825            344,641
                                                       2003      0.615          0.752            334,981
                                                       2002      0.893          0.615            335,084
                                                       2001      1.174          0.893            392,586
                                                       2000      0.956          1.174            135,986
                                                       1999      1.000          0.956              2,049

  Travelers Pioneer Mid Cap Value Subaccount (1/70)..  2006      0.999          1.053                 --
                                                       2005      1.000          0.999                 --

  Travelers Pioneer Strategic Income Subaccount
  (1/01).............................................  2006      1.413          1.428                 --
                                                       2005      1.380          1.413            948,526
                                                       2004      1.259          1.380            260,801
                                                       2003      1.067          1.259            247,782
                                                       2002      1.020          1.067             76,876
                                                       2001      1.000          1.020             30,002

  Travelers Quality Bond Subaccount (8/99)...........  2006      1.261          1.251                 --
                                                       2005      1.257          1.261          1,881,594
                                                       2004      1.232          1.257          1,837,114
                                                       2003      1.166          1.232          1,560,119
                                                       2002      1.116          1.166            958,999
                                                       2001      1.055          1.116            276,489
                                                       2000      0.998          1.055             54,601
                                                       1999      1.000          0.998              8,527

  Travelers Strategic Equity Subaccount (7/99).......  2006      0.845          0.883                 --
                                                       2005      0.838          0.845          1,586,262
                                                       2004      0.770          0.838          1,894,691
                                                       2003      0.588          0.770          2,051,381
                                                       2002      0.897          0.588          1,942,656
                                                       2001      1.048          0.897          1,358,290
                                                       2000      1.298          1.048            987,184
                                                       1999      1.000          1.298            226,122

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (1/70)..................................  2006      1.000          1.032                 --
                                                       2005      1.000          1.000                 --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (1/70)..................................  2006      1.000          1.000                 --
                                                       2005      1.000          1.000                 --

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 1.25% 3% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers U.S. Government Securities Subaccount
  (8/99).............................................  2006      1.401          1.352                 --
                                                       2005      1.360          1.401          3,434,923
                                                       2004      1.298          1.360          3,318,271
                                                       2003      1.279          1.298          3,884,983
                                                       2002      1.140          1.279          2,882,790
                                                       2001      1.091          1.140            494,329
                                                       2000      0.965          1.091            141,994
                                                       1999      1.000          0.965             75,867

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/03).............................................  2007      1.712          1.651            421,140
                                                       2006      1.494          1.712            502,242
                                                       2005      1.453          1.494            518,195
                                                       2004      1.253          1.453             58,317
                                                       2003      1.000          1.253                 --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (5/01).............................................  2007      0.903          1.003                 --
                                                       2006      0.857          0.903                 --
                                                       2005      0.804          0.857                 --
                                                       2004      0.784          0.804                 --
                                                       2003      0.632          0.784                 --
                                                       2002      0.909          0.632                 --
                                                       2001      1.000          0.909                 --

  Van Kampen LIT Strategic Growth Subaccount (Class
  II) (5/01).........................................  2007      0.772          0.890             73,927
                                                       2006      0.762          0.772             79,487
                                                       2005      0.717          0.762             93,318
                                                       2004      0.680          0.717            110,263
                                                       2003      0.542          0.680             66,716
                                                       2002      0.815          0.542                 --
                                                       2001      1.000          0.815                 --

Wells Fargo Variable Trust
  Wells Fargo VT Advantage Small/Mid Cap Value
  Subaccount (3/00)..................................  2007      1.507          1.478            120,645
                                                       2006      1.319          1.507            181,900
                                                       2005      1.146          1.319            135,322
                                                       2004      0.994          1.146            131,078
                                                       2003      0.727          0.994            150,458
                                                       2002      0.958          0.727            155,163
                                                       2001      0.932          0.958            115,369
                                                       2000      1.000          0.932             24,959

                  MRA -- SEPARATE ACCOUNT CHARGES 1.25% 5% AIR


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (1/70)..  2007      1.082          1.160               --
                                                       2006      1.000          1.082               --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      0.821          0.864               --
                                                       2005      0.787          0.821               --
                                                       2004      0.754          0.787               --
                                                       2003      0.610          0.754               --
                                                       2002      0.886          0.610               --
                                                       2001      1.000          0.886               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (5/04).............................................  2007      1.481          1.680               --
                                                       2006      1.245          1.481               --
                                                       2005      1.105          1.245               --
                                                       2004      1.000          1.105               --

  American Funds Growth Subaccount (Class 2) (5/04)..  2007      1.359          1.507               --
                                                       2006      1.248          1.359               --
                                                       2005      1.088          1.248               --
                                                       2004      1.000          1.088               --

  American Funds Growth-Income Subaccount (Class 2)
  (5/04).............................................  2007      1.283          1.331               --
                                                       2006      1.128          1.283               --
                                                       2005      1.079          1.128               --
                                                       2004      1.000          1.079               --

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      0.682          0.676               --
                                                       2005      0.584          0.682               --
                                                       2004      0.495          0.584               --
                                                       2003      0.401          0.495               --
                                                       2002      0.542          0.401               --
                                                       2001      0.743          0.542               --
                                                       2000      1.000          0.743               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (10/99)............................................  2007      2.277          2.389               --
                                                       2006      1.740          2.277               --
                                                       2005      1.377          1.740               --
                                                       2004      1.116          1.377               --
                                                       2003      0.791          1.116               --
                                                       2002      0.906          0.791               --
                                                       2001      1.015          0.906               --
                                                       2000      1.502          1.015               --
                                                       1999      1.000          1.502               --

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 1.25% 5% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (9/00).............................................  2006      2.445          3.203               --
                                                       2005      2.310          2.445               --
                                                       2004      1.780          2.310               --
                                                       2003      1.345          1.780               --
                                                       2002      1.303          1.345               --
                                                       2001      1.213          1.303               --
                                                       2000      1.000          1.213               --

  Delaware VIP Small Cap Value Subaccount (Standard
  Class) (10/99).....................................  2007      2.477          2.284               --
                                                       2006      2.159          2.477               --
                                                       2005      1.998          2.159               --
                                                       2004      1.665          1.998               --
                                                       2003      1.188          1.665               --
                                                       2002      1.274          1.188               --
                                                       2001      1.153          1.274               --
                                                       2000      0.988          1.153               --
                                                       1999      1.000          0.988               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (7/99).....................................  2007      1.146          1.212               --
                                                       2006      0.996          1.146               --
                                                       2005      0.966          0.996               --
                                                       2004      0.931          0.966               --
                                                       2003      0.778          0.931               --
                                                       2002      0.946          0.778               --
                                                       2001      1.057          0.946               --
                                                       2000      1.077          1.057               --
                                                       1999      1.000          1.077               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (10/99)....................................  2007      1.568          1.377               --
                                                       2006      1.530          1.568               --
                                                       2005      1.464          1.530               --
                                                       2004      1.332          1.464               --
                                                       2003      1.024          1.332               --
                                                       2002      1.282          1.024               --
                                                       2001      1.383          1.282               --
                                                       2000      1.236          1.383               --
                                                       1999      1.000          1.236               --

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 1.25% 5% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Fidelity(R) Variable Insurance Products
  VIP Asset Manager Subaccount (Service Class 2)
  (5/00).............................................  2006      0.993          1.029               --
                                                       2005      0.969          0.993               --
                                                       2004      0.933          0.969               --
                                                       2003      0.803          0.933               --
                                                       2002      0.894          0.803               --
                                                       2001      0.947          0.894               --
                                                       2000      1.000          0.947               --

  VIP Contrafund(R) Subaccount (Service Class 2)
  (5/01).............................................  2007      1.543          1.788               --
                                                       2006      1.402          1.543               --
                                                       2005      1.217          1.402               --
                                                       2004      1.070          1.217               --
                                                       2003      0.845          1.070               --
                                                       2002      0.947          0.845               --
                                                       2001      1.000          0.947               --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (5/01)...........................  2007      1.273          1.342               --
                                                       2006      1.133          1.273               --
                                                       2005      0.950          1.133               --
                                                       2004      0.950          0.950               --
                                                       2003      0.770          0.950               --
                                                       2002      0.844          0.770               --
                                                       2001      1.000          0.844               --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.989          2.265               --
                                                       2006      1.792          1.989               --
                                                       2005      1.537          1.792               --
                                                       2004      1.249          1.537               --
                                                       2003      0.914          1.249               --
                                                       2002      1.029          0.914               --
                                                       2001      1.000          1.029               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/03)..........................................  2006      1.458          1.704               --
                                                       2005      1.335          1.458               --
                                                       2004      1.200          1.335               --
                                                       2003      1.000          1.200               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/04)........................  2007      1.958          2.490               --
                                                       2006      1.548          1.958               --
                                                       2005      1.230          1.548               --
                                                       2004      1.000          1.230               --

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 1.25% 5% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/04)...................................  2007      1.505          1.716               --
                                                       2006      1.254          1.505               --
                                                       2005      1.153          1.254               --
                                                       2004      1.000          1.153               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/04)...................................  2006      1.207          1.452               --
                                                       2005      1.123          1.207               --
                                                       2004      1.000          1.123               --

High Yield Bond Trust
  High Yield Bond Trust (9/99).......................  2006      1.492          1.528               --
                                                       2005      1.491          1.492               --
                                                       2004      1.389          1.491               --
                                                       2003      1.089          1.389               --
                                                       2002      1.054          1.089               --
                                                       2001      0.974          1.054               --
                                                       2000      0.977          0.974               --
                                                       1999      1.000          0.977               --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (5/01).............................................  2006      1.130          1.168               --
                                                       2005      1.062          1.130               --
                                                       2004      0.993          1.062               --
                                                       2003      0.884          0.993               --
                                                       2002      0.960          0.884               --
                                                       2001      1.000          0.960               --

  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/01).....................................  2007      1.071          1.288               --
                                                       2006      0.957          1.071               --
                                                       2005      0.865          0.957               --
                                                       2004      0.727          0.865               --
                                                       2003      0.546          0.727               --
                                                       2002      0.770          0.546               --
                                                       2001      1.000          0.770               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (5/00).....................................  2007      0.686          0.741               --
                                                       2006      0.589          0.686               --
                                                       2005      0.565          0.589               --
                                                       2004      0.547          0.565               --
                                                       2003      0.448          0.547               --
                                                       2002      0.610          0.448               --
                                                       2001      0.799          0.610               --
                                                       2000      1.000          0.799               --

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 1.25% 5% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/04)......  2006      1.154          1.299               --
                                                       2005      1.123          1.154               --
                                                       2004      1.000          1.123               --

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      0.971          1.034               --
                                                       2006      0.916          0.971               --
                                                       2005      0.872          0.916               --
                                                       2004      0.858          0.872               --
                                                       2003      0.647          0.858               --
                                                       2002      0.895          0.647               --
                                                       2001      1.000          0.895               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (5/01).............................................  2007      1.075          1.078               --
                                                       2006      1.001          1.075               --
                                                       2005      0.908          1.001               --
                                                       2004      0.836          0.908               --
                                                       2003      0.629          0.836               --
                                                       2002      0.946          0.629               --
                                                       2001      1.000          0.946               --

  LMPVET Appreciation Subaccount (Class I) (5/01)....  2007      1.182          1.266               --
                                                       2006      1.043          1.182               --
                                                       2005      1.013          1.043               --
                                                       2004      0.942          1.013               --
                                                       2003      0.766          0.942               --
                                                       2002      0.941          0.766               --
                                                       2001      1.000          0.941               --

  LMPVET Capital and Income Subaccount (Class I)
  (4/07).............................................  2007      1.371          1.381               --

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      0.934          0.982               --
                                                       2006      0.802          0.934               --
                                                       2005      0.814          0.802               --
                                                       2004      0.797          0.814               --
                                                       2003      0.654          0.797               --
                                                       2002      0.895          0.654               --
                                                       2001      1.000          0.895               --

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 1.25% 5% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Equity Index Subaccount (Class II) (7/99)...  2007      1.078          1.117           24,844
                                                       2006      0.948          1.078           26,752
                                                       2005      0.921          0.948           30,364
                                                       2004      0.846          0.921           32,933
                                                       2003      0.671          0.846           33,662
                                                       2002      0.875          0.671           36,096
                                                       2001      1.011          0.875               --
                                                       2000      1.129          1.011               --
                                                       1999      1.000          1.129               --

  LMPVET Fundamental Value Subaccount (Class I)
  (5/01).............................................  2007      1.251          1.251               --
                                                       2006      1.084          1.251               --
                                                       2005      1.048          1.084               --
                                                       2004      0.981          1.048               --
                                                       2003      0.716          0.981               --
                                                       2002      0.921          0.716               --
                                                       2001      1.000          0.921               --

  LMPVET International All Cap Opportunity Subaccount
  (12/99)............................................  2007      1.179          1.239               --
                                                       2006      0.949          1.179               --
                                                       2005      0.860          0.949               --
                                                       2004      0.739          0.860               --
                                                       2003      0.587          0.739               --
                                                       2002      0.800          0.587               --
                                                       2001      1.177          0.800               --
                                                       2000      1.563          1.177               --
                                                       1999      1.000          1.563               --

  LMPVET Investors Subaccount (Class I) (10/99)......  2007      1.554          1.595               --
                                                       2006      1.331          1.554               --
                                                       2005      1.265          1.331               --
                                                       2004      1.160          1.265               --
                                                       2003      0.888          1.160               --
                                                       2002      1.168          0.888               --
                                                       2001      1.234          1.168               --
                                                       2000      1.084          1.234               --
                                                       1999      1.000          1.084               --

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 1.25% 5% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Large Cap Growth Subaccount (Class I)
  (10/99)............................................  2007      1.032          1.073               --
                                                       2006      0.999          1.032               --
                                                       2005      0.961          0.999               --
                                                       2004      0.970          0.961               --
                                                       2003      0.666          0.970               --
                                                       2002      0.896          0.666               --
                                                       2001      1.037          0.896               --
                                                       2000      1.128          1.037               --
                                                       1999      1.000          1.128               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (5/01).............................................  2007      1.207          1.312               --
                                                       2006      1.084          1.207               --
                                                       2005      1.046          1.084               --
                                                       2004      0.920          1.046               --
                                                       2003      0.626          0.920               --
                                                       2002      0.971          0.626               --
                                                       2001      1.000          0.971               --

  LMPVET Social Awareness Subaccount (7/99)..........  2007      0.988          1.082               --
                                                       2006      0.929          0.988               --
                                                       2005      0.901          0.929               --
                                                       2004      0.859          0.901               --
                                                       2003      0.675          0.859               --
                                                       2002      0.909          0.675               --
                                                       2001      1.092          0.909               --
                                                       2000      1.111          1.092               --
                                                       1999      1.000          1.111               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.038          1.039               --
                                                       2006      1.010          1.038               --
                                                       2005      0.999          1.010               --
                                                       2004      1.000          0.999               --
                                                       2003      1.000          1.000               --

  LMPVIT High Income Subaccount (8/99)...............  2007      1.263          1.251               --
                                                       2006      1.153          1.263               --
                                                       2005      1.137          1.153               --
                                                       2004      1.043          1.137               --
                                                       2003      0.828          1.043               --
                                                       2002      0.866          0.828               --
                                                       2001      0.912          0.866               --
                                                       2000      1.004          0.912               --
                                                       1999      1.000          1.004               --

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 1.25% 5% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.284          1.372               --
                                                       2006      1.152          1.284               --
                                                       2005      1.112          1.152               --
                                                       2004      0.974          1.112               --
                                                       2003      0.695          0.974               --
                                                       2002      0.946          0.695               --
                                                       2001      1.000          0.946               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (4/00).........  2007      1.864          1.958               --
                                                       2006      1.598          1.864               --
                                                       2005      1.555          1.598               --
                                                       2004      1.454          1.555               --
                                                       2003      1.059          1.454               --
                                                       2002      1.431          1.059               --
                                                       2001      1.422          1.431               --
                                                       2000      1.000          1.422               --

  LMPVPI Total Return Subaccount (Class I) (9/00)....  2007      1.337          1.377               --
                                                       2006      1.202          1.337               --
                                                       2005      1.178          1.202               --
                                                       2004      1.097          1.178               --
                                                       2003      0.958          1.097               --
                                                       2002      1.042          0.958               --
                                                       2001      1.064          1.042               --
                                                       2000      1.000          1.064               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/04).............................................  2007      1.308          1.361               --
                                                       2006      1.129          1.308               --
                                                       2005      1.107          1.129               --
                                                       2004      1.000          1.107               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/04).............................................  2007      1.376          1.518               --
                                                       2006      1.241          1.376               --
                                                       2005      1.161          1.241               --
                                                       2004      1.000          1.161               --

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 1.25% 5% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Managed Assets Trust
  Managed Assets Trust (6/99)........................  2006      1.206          1.245               --
                                                       2005      1.176          1.206               --
                                                       2004      1.088          1.176               --
                                                       2003      0.903          1.088               --
                                                       2002      1.000          0.903               --
                                                       2001      1.000          1.000               --
                                                       2001      1.067          1.000               --
                                                       2000      1.098          1.067               --
                                                       1999      1.000          1.098               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (1/70)..........................................  2007      1.836          1.923               --
                                                       2006      1.000          1.836               --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/07) *...........................................  2007      1.691          1.650               --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (1/70).............................................  2007      1.091          1.146               --
                                                       2006      1.000          1.091               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.136          1.147               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.068          1.045               --
                                                       2006      1.000          1.068               --

  MIST Harris Oakmark International Subaccount (Class
  A) (1/70) *........................................  2007      1.301          1.274               --
                                                       2006      1.000          1.301               --

  MIST Janus Forty Subaccount (Class A) (1/70).......  2007      0.694          0.895               --
                                                       2006      1.000          0.694               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.214          1.078               --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (1/70)...................................  2007      1.319          1.385               --
                                                       2006      1.000          1.319               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (1/70)..........................................  2007      1.152          1.215               --
                                                       2006      1.000          1.152               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (1/70) *.................................  2007      1.080          1.109               --
                                                       2006      1.000          1.080               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (4/07) *...........................................  2007      1.502          1.368               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2007      0.989          1.093               --
                                                       2006      1.000          0.989               --

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 1.25% 5% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (1/70).............................................  2007      1.026          1.129               --
                                                       2006      1.000          1.026               --

  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.374          2.998               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07) *.................................  2007      1.532          1.612               --

  MIST MFS(R) Value Subaccount (Class A) (1/70)......  2007      1.415          1.504               --
                                                       2006      1.000          1.415               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/07)..........................................  2007      1.223          1.029               --
                                                       2006      1.000          1.223               --

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07) *.................................  2007      1.030          1.093               --

  MIST Pioneer Fund Subaccount (Class A) (1/70)......  2007      0.989          1.026               --
                                                       2006      1.000          0.989               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.111          1.228               --
                                                       2006      1.000          1.111               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (1/70).............................................  2007      1.483          1.562               --
                                                       2006      1.000          1.483               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (1/70) *........................................  2007      1.327          1.271               --
                                                       2006      1.000          1.327               --

MetLife Investment Funds, Inc.
  MetLife Investment Diversified Bond Subaccount
  (Class I) (9/99)...................................  2007      1.376          1.421               --
                                                       2006      1.336          1.376               --
                                                       2005      1.325          1.336               --
                                                       2004      1.282          1.325               --
                                                       2003      1.230          1.282               --
                                                       2002      1.143          1.230               --
                                                       2001      1.083          1.143               --
                                                       2000      0.976          1.083               --
                                                       1999      1.000          0.976               --

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 1.25% 5% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MetLife Investment International Stock Subaccount
  (Class I) (7/99)...................................  2007      1.412          1.516               --
                                                       2006      1.130          1.412               --
                                                       2005      0.998          1.130               --
                                                       2004      0.880          0.998               --
                                                       2003      0.685          0.880               --
                                                       2002      0.893          0.685               --
                                                       2001      1.151          0.893               --
                                                       2000      1.267          1.151               --
                                                       1999      1.000          1.267               --

  MetLife Investment Large Company Stock Subaccount
  (Class I) (9/99)...................................  2007      0.851          0.889               --
                                                       2006      0.765          0.851               --
                                                       2005      0.726          0.765               --
                                                       2004      0.668          0.726               --
                                                       2003      0.528          0.668               --
                                                       2002      0.693          0.528               --
                                                       2001      0.833          0.693               --
                                                       2000      0.992          0.833               --
                                                       1999      1.000          0.992               --

  MetLife Investment Small Company Stock Subaccount
  (Class I) (9/99)...................................  2007      2.288          2.286               --
                                                       2006      2.038          2.288               --
                                                       2005      1.924          2.038               --
                                                       2004      1.695          1.924               --
                                                       2003      1.199          1.695               --
                                                       2002      1.592          1.199               --
                                                       2001      1.587          1.592               --
                                                       2000      1.460          1.587               --
                                                       1999      1.000          1.460               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (1/70)..........................................  2007      1.058          1.258               --
                                                       2006      1.000          1.058               --

  MSF BlackRock Bond Income Subaccount (Class A)
  (1/70).............................................  2007      1.303          1.368               --
                                                       2006      1.000          1.303               --

  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.156          1.199               --
                                                       2006      1.000          1.156               --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/07) *........................................  2007      1.149          1.090               --

  MSF FI Large Cap Subaccount (Class A) (1/70).......  2007      0.934          0.959               --
                                                       2006      1.000          0.934               --

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 1.25% 5% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF FI Value Leaders Subaccount (Class D) (1/70)...  2007      1.348          1.386               --
                                                       2006      1.000          1.348               --

  MSF Lehman Brothers Aggregate Bond Index Subaccount
  (Class A) (11/07) *................................  2007      1.419          1.439               --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.078          1.099               --
                                                       2006      1.000          1.078               --
                                                       2005      1.000          1.000               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (1/70)...................................  2007      1.044          1.089               --
                                                       2006      1.000          1.044               --
                                                       2005      1.000          1.000               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (1/70)........................  2007      1.050          1.087               --
                                                       2006      1.000          1.050               --
                                                       2005      1.000          1.000               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.055          1.087               --
                                                       2006      1.000          1.055               --
                                                       2005      1.000          1.000               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (1/70)........................  2007      1.107          1.135               --
                                                       2006      1.000          1.107               --
                                                       2005      1.000          1.000               --

  MSF MetLife Stock Index Subaccount (Class A)
  (11/07) *..........................................  2007      0.906          0.899               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (1/70).............................................  2007      1.505          1.548               --
                                                       2006      1.000          1.505               --

  MSF Morgan Stanley EAFE(R) Index Subaccount (Class
  A) (11/07) *.......................................  2007      1.530          1.494               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70) *...........................................  2007      1.053          1.105               --
                                                       2006      1.000          1.053               --

  MSF Russell 2000(R) Index Subaccount (Class A)
  (11/07) *..........................................  2007      2.335          2.269               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (1/70)........................  2007      1.627          1.691               --
                                                       2006      1.000          1.627               --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (1/70) *......................  2007      1.403          1.448            9,505
                                                       2006      1.000          1.403           10,229

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 1.25% 5% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Money Market Portfolio
  Money Market Subaccount (9/99).....................  2006      1.116          1.128               --
                                                       2005      1.099          1.116               --
                                                       2004      1.101          1.099               --
                                                       2003      1.107          1.101               --
                                                       2002      1.105          1.107               --
                                                       2001      1.078          1.105               --
                                                       2000      1.028          1.078               --
                                                       1999      1.000          1.028               --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.122          1.187               --
                                                       2005      1.075          1.122               --
                                                       2004      1.000          1.075               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (10/05).....................................  2007      1.004          1.025               --
                                                       2006      1.010          1.004               --
                                                       2005      1.007          1.010               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.266          1.359               --
                                                       2006      1.234          1.266               --
                                                       2005      1.220          1.234               --
                                                       2004      1.178          1.220               --
                                                       2003      1.135          1.178               --
                                                       2002      1.054          1.135               --
                                                       2001      1.000          1.054               --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2007      0.901          0.982               --
                                                       2006      0.822          0.901               --
                                                       2005      0.776          0.822               --
                                                       2004      0.730          0.776               --
                                                       2003      0.560          0.730               --
                                                       2002      0.806          0.560               --
                                                       2001      1.000          0.806               --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.421          1.540               --
                                                       2006      1.126          1.421               --
                                                       2005      1.016          1.126               --
                                                       2004      0.886          1.016               --
                                                       2003      0.698          0.886               --
                                                       2002      0.858          0.698               --
                                                       2001      1.000          0.858               --

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 1.25% 5% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.984          2.121               --
                                                       2006      1.713          1.984               --
                                                       2005      1.620          1.713               --
                                                       2004      1.300          1.620               --
                                                       2003      0.879          1.300               --
                                                       2002      1.090          0.879               --
                                                       2001      1.000          1.090               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      0.937          0.999               --
                                                       2005      0.872          0.937               --
                                                       2004      0.830          0.872               --
                                                       2003      0.650          0.830               --
                                                       2002      0.864          0.650               --
                                                       2001      1.000          0.864               --

  Travelers Convertible Securities Subaccount
  (5/04).............................................  2006      1.028          1.096               --
                                                       2005      1.037          1.028               --
                                                       2004      1.000          1.037               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (8/99).............................................  2006      1.759          1.924               --
                                                       2005      1.585          1.759               --
                                                       2004      1.378          1.585               --
                                                       2003      1.043          1.378               --
                                                       2002      1.233          1.043               --
                                                       2001      1.301          1.233               --
                                                       2000      1.129          1.301               --
                                                       1999      1.000          1.129               --

  Travelers Equity Income Subaccount (7/99)..........  2006      1.246          1.311               --
                                                       2005      1.208          1.246               --
                                                       2004      1.113          1.208               --
                                                       2003      0.859          1.113               --
                                                       2002      1.011          0.859               --
                                                       2001      1.096          1.011               --
                                                       2000      1.017          1.096               --
                                                       1999      1.000          1.017               --

  Travelers Federated Stock Subaccount (11/01).......  2006      1.129          1.170               --
                                                       2005      1.085          1.129               --
                                                       2004      0.994          1.085               --
                                                       2003      0.789          0.994               --
                                                       2002      0.990          0.789               --
                                                       2001      1.000          0.990               --

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 1.25% 5% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Large Cap Subaccount (7/99)..............  2006      0.891          0.920               --
                                                       2005      0.830          0.891               --
                                                       2004      0.789          0.830               --
                                                       2003      0.641          0.789               --
                                                       2002      0.841          0.641               --
                                                       2001      1.030          0.841               --
                                                       2000      1.219          1.030               --
                                                       1999      1.000          1.219               --

  Travelers Mercury Large Cap Core Subaccount
  (6/00).............................................  2006      0.967          1.028               --
                                                       2005      0.874          0.967               --
                                                       2004      0.764          0.874               --
                                                       2003      0.638          0.764               --
                                                       2002      0.863          0.638               --
                                                       2001      1.127          0.863               --
                                                       2000      1.000          1.127               --
                                                       2000      1.209          1.000               --
                                                       1999      1.000          1.209               --

  Travelers MFS(R) Mid Cap Growth Subaccount
  (10/99)............................................  2006      1.021          1.081               --
                                                       2005      1.003          1.021               --
                                                       2004      0.890          1.003               --
                                                       2003      0.658          0.890               --
                                                       2002      1.301          0.658               --
                                                       2001      1.726          1.301               --
                                                       2000      1.598          1.726               --
                                                       1999      1.000          1.598               --

  Travelers MFS(R) Total Return Subaccount (7/99)....  2006      1.359          1.404               --
                                                       2005      1.336          1.359               --
                                                       2004      1.214          1.336               --
                                                       2003      1.055          1.214               --
                                                       2002      1.127          1.055               --
                                                       2001      1.142          1.127               --
                                                       2000      0.991          1.142               --
                                                       1999      1.000          0.991               --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.181          1.278               --
                                                       2005      1.123          1.181               --
                                                       2004      1.000          1.123               --

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 1.25% 5% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (8/99).............................................  2006      1.024          1.178               --
                                                       2005      0.947          1.024               --
                                                       2004      0.828          0.947               --
                                                       2003      0.652          0.828               --
                                                       2002      0.759          0.652               --
                                                       2001      1.041          0.759               --
                                                       2000      1.190          1.041               --
                                                       1999      1.000          1.190               --

  Travelers Pioneer Fund Subaccount (8/99)...........  2006      0.864          0.918               --
                                                       2005      0.825          0.864               --
                                                       2004      0.752          0.825               --
                                                       2003      0.615          0.752               --
                                                       2002      0.893          0.615               --
                                                       2001      1.174          0.893               --
                                                       2000      0.956          1.174               --
                                                       1999      1.000          0.956               --

  Travelers Pioneer Mid Cap Value Subaccount (1/70)..  2006      0.999          1.053               --
                                                       2005      1.000          0.999               --

  Travelers Pioneer Strategic Income Subaccount
  (1/01).............................................  2006      1.413          1.428               --
                                                       2005      1.380          1.413               --
                                                       2004      1.259          1.380               --
                                                       2003      1.067          1.259               --
                                                       2002      1.020          1.067               --
                                                       2001      1.000          1.020               --

  Travelers Quality Bond Subaccount (8/99)...........  2006      1.261          1.251               --
                                                       2005      1.257          1.261               --
                                                       2004      1.232          1.257               --
                                                       2003      1.166          1.232               --
                                                       2002      1.116          1.166               --
                                                       2001      1.055          1.116               --
                                                       2000      0.998          1.055               --
                                                       1999      1.000          0.998               --

  Travelers Strategic Equity Subaccount (7/99).......  2006      0.845          0.883               --
                                                       2005      0.838          0.845               --
                                                       2004      0.770          0.838               --
                                                       2003      0.588          0.770               --
                                                       2002      0.897          0.588               --
                                                       2001      1.048          0.897               --
                                                       2000      1.298          1.048               --
                                                       1999      1.000          1.298               --

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 1.25% 5% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (1/70)..................................  2006      1.000          1.032               --
                                                       2005      1.000          1.000               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (1/70)..................................  2006      1.000          1.000               --
                                                       2005      1.000          1.000               --

  Travelers U.S. Government Securities Subaccount
  (8/99).............................................  2006      1.401          1.352               --
                                                       2005      1.360          1.401           11,607
                                                       2004      1.298          1.360           12,587
                                                       2003      1.279          1.298           12,879
                                                       2002      1.140          1.279           13,811
                                                       2001      1.091          1.140               --
                                                       2000      0.965          1.091               --
                                                       1999      1.000          0.965               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/03).............................................  2007      1.712          1.651               --
                                                       2006      1.494          1.712               --
                                                       2005      1.453          1.494               --
                                                       2004      1.253          1.453               --
                                                       2003      1.000          1.253               --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (5/01).............................................  2007      0.903          1.003               --
                                                       2006      0.857          0.903               --
                                                       2005      0.804          0.857               --
                                                       2004      0.784          0.804               --
                                                       2003      0.632          0.784               --
                                                       2002      0.909          0.632               --
                                                       2001      1.000          0.909               --

  Van Kampen LIT Strategic Growth Subaccount (Class
  II) (5/01).........................................  2007      0.772          0.890               --
                                                       2006      0.762          0.772               --
                                                       2005      0.717          0.762               --
                                                       2004      0.680          0.717               --
                                                       2003      0.542          0.680               --
                                                       2002      0.815          0.542               --
                                                       2001      1.000          0.815               --

                                          MRA -- SEPARATE ACCOUNT
                                      CHARGES 1.25% 5% AIR (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Wells Fargo Variable Trust
  Wells Fargo VT Advantage Small/Mid Cap Value
  Subaccount (3/00)..................................  2007      1.507          1.478               --
                                                       2006      1.319          1.507               --
                                                       2005      1.146          1.319               --
                                                       2004      0.994          1.146               --
                                                       2003      0.727          0.994               --
                                                       2002      0.958          0.727               --
                                                       2001      0.932          0.958               --
                                                       2000      1.000          0.932               --




                   MRA -- SEPARATE ACCOUNT CHARGES 1.25% 33 FL


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
Metropolitan Series Fund, Inc.
  MSF BlackRock Bond Income Subaccount (Class A)
  (1/70).............................................  2007      1.270          1.329             --
                                                       2006      1.000          1.270             --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (1/70) *......................  2007      1.367          1.407             --
                                                       2006      1.000          1.367             --

The Travelers Series Trust
  Travelers Quality Bond Subaccount (8/99)...........  2006      1.234          1.222             --
                                                       2005      1.233          1.234             --
                                                       2004      1.213          1.233             --
                                                       2003      1.152          1.213             --
                                                       2002      1.106          1.152             --
                                                       2001      1.049          1.106             --
                                                       2000      0.996          1.049             --
                                                       1999      1.000          0.996             --

  Travelers U.S. Government Securities Subaccount
  (8/99).............................................  2006      1.370          1.321             --
                                                       2005      1.334          1.370             --
                                                       2004      1.277          1.334             --
                                                       2003      1.263          1.277             --
                                                       2002      1.129          1.263             --
                                                       2001      1.084          1.129             --
                                                       2000      0.962          1.084             --
                                                       1999      1.000          0.962             --

                   MRA -- SEPARATE ACCOUNT CHARGES 1.25% 53 FL


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
Metropolitan Series Fund, Inc.
  MSF BlackRock Bond Income Subaccount (Class A)
  (1/70).............................................  2007      1.250          1.305             --
                                                       2006      1.000          1.250             --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (1/70) *......................  2007      1.346          1.382             --
                                                       2006      1.000          1.346             --

The Travelers Series Trust
  Travelers Quality Bond Subaccount (8/99)...........  2006      1.217          1.205             --
                                                       2005      1.219          1.217             --
                                                       2004      1.201          1.219             --
                                                       2003      1.143          1.201             --
                                                       2002      1.100          1.143             --
                                                       2001      1.045          1.100             --
                                                       2000      0.994          1.045             --
                                                       1999      1.000          0.994             --

  Travelers U.S. Government Securities Subaccount
  (8/99).............................................  2006      1.352          1.303             --
                                                       2005      1.319          1.352             --
                                                       2004      1.265          1.319             --
                                                       2003      1.253          1.265             --
                                                       2002      1.123          1.253             --
                                                       2001      1.080          1.123             --
                                                       2000      0.961          1.080             --
                                                       1999      1.000          0.961             --




                   MRA -- SEPARATE ACCOUNT CHARGES 1.25% 83 FL


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
Legg Mason Partners Variable Equity Trust
  LMPVET Equity Index Subaccount (Class II) (7/99)...  2007      1.011          1.039             --
                                                       2006      0.896          1.011             --
                                                       2005      0.878          0.896             --
                                                       2004      0.813          0.878             --
                                                       2003      0.650          0.813             --
                                                       2002      0.855          0.650             --
                                                       2001      0.996          0.855             --
                                                       2000      1.122          0.996             --
                                                       1999      1.000          1.122             --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix B for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/05, The Travelers Series Trust-MFS(R) Emerging Growth Portfolio merged into Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/06, AIM Variable Insurance Funds-AIM V.I. Premier Equity Fund merged into AIM Variable Insurance Funds-AIM V.I. Core Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/06, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, Managed Assets Trust merged into Metropolitan Series Fund, Inc.-Legg Mason Partners Managed Assets Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, Money Market Portfolio merged into Metropolitan Series Fund, Inc.-Black Rock Money Market Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, High Yield Bond Trust merged into Metropolitan Series Fund, Inc.-Western Asset Management High Yield Bond Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Disciplined Mid-Cap Stock Portfolio merged into Met Investors Series Trust-Batterymarch Mid-Cap Stock Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Stock Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Convertible Securities Portfolio merged into Met Investors Series Trust-Lord Abbett Bond Debenture Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Federated Stock Portfolio merged into Met Investors Series Trust-Lord Abbett Growth and Income Portfolio-Class B and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Met AIM Capital Appreciation Portfolio merged into Met Investors Series Trust -- Met/AIM Capital Appreciation Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust -- MFS(R) Value Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers S+A54eries Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Pioneer Strategic Income Portfolio-Class A merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio-Class D and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Travelers Quality Bond Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Strategic Equity Portfolio Trust merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio-Class D and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-MFS(R) Total Return merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio-Class F and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-U.S. Government Securities Portfolio merged into Metropolitan Series Fund, Inc.-Western Asset Management U.S. Government Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, Oppenheimer Variable Account Funds-Oppenheimer Main Street Fund/VA-Service Shares was replaced Met Investors Series Trust-Lord Abbett Growth and Income Portfolio-Class B and is no longer available as a funding option.

Effective on or about 05/01/06, Franklin Templeton Variable Insurance Products Trust-Mutual Shares Securities Fund-Class 2 Shares was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/06, Delaware VIP Trust-Mutual VIP REIT Series-Standard Class was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/06, Fidelity Variable Insurance Products-Fidelity Asset Manager Portfolio-Service Class 2 was replaced by Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio-Class F and is no longer available as a funding option.

Effective on or about 05/01/06, Janus Aspen Series-Janus Aspen Balanced Portfolio-Service Shares was replaced by Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio-Class F and is no longer available as a funding option.

Effective on or about 05/01/06, Franklin Templeton Variable Insurance Products Trust-Franklin Templeton Growth Securities Fund-Class 2 Shares was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio-Class B and is no longer available as a funding option.

Effective on or about 05/01/06, Fidelity Variable Insurance Products Fund-VIP Asset Manager Portfolio was replaced by Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio-Class F and is no longer available as a funding option.

Effective on or about 11/13/06, Lazard Retirement Series, Inc.-Lazard Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, AIM Variable Insurance Funds-AIM V.I. Core Equity Fund was replaced by Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Credit Suisse Trust-Credit Suisse Trust Emerging Markets Portfolio was replaced by Met Investors Series Trust-MFS(R) Emerging Markets Equity Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Investment Series-Legg Mason Partners Variable Premier Selections All Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable Total Return Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Capital and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Metropolitan Series Funds, Inc.-Western Asset Management High Yield Bond Portfolio merged into Met Investors Series Trust-BlackRock High Yield Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, MetLife Investment Funds, Inc.-MetLife Investment Diversified Bond Portfolio was replaced by Metropolitan Series Fund, Inc.-Lehman Brothers(R) Aggregate Bond Index Portfolio -- Class A and is no longer available as a funding option.

Effective on or about 11/12/2007, MetLife Investment Funds, Inc.-MetLife Investment International Stock Portfolio was replaced by Metropolitan Series Fund, Inc.-Morgan Stanley EAFE(R) Index Portfolio -- Class A and is no longer available as a funding option.

Effective on or about 11/12/2007, MetLife Investment Funds, Inc.-MetLife Investment Large Company Stock Fund was replaced by Metropolitan Series Fund, Inc.-MetLife Stock Index Portfolio -- Class A and is no longer available as a funding option.

Effective on or about 11/12/2007, MetLife Investment Funds, Inc.-MetLife Investment Small Company Stock Fund was replaced by Metropolitan Series Fund, Inc.-Russell 2000(R) Index Portfolio -- Class A and is no longer available as a funding option.

[FINANCIAL STATEMENTS FOR THE DEPOSITOR AND REGISTRANT TO BE ADDED BY
AMENDMENT.]

                       METLIFE RETIREMENT ACCOUNT ANNUITY

                       STATEMENT OF ADDITIONAL INFORMATION

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

                                    ISSUED BY

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                                  ONE CITYPLACE
                        HARTFORD, CONNECTICUT 06103-3415

MIC-Book 21                                              October 13, 2008

                                     PART C

                                OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a) The financial statements of the Registrant and the report of Independent Registered Public Accounting Firm thereto are contained in the Registrant's Annual Report and are included in the Statement of Additional Information. The financial statements of the Registrant include: (to be filed by amendment)

     (1)  Statement of Assets and Liabilities as of December 31, 2007

     (2)  Statement of Operations for the year ended December 31, 2007

     (3) Statement of Changes in Net Assets for the years ended December 31, 2007 and 2006

     (4)  Notes to Financial Statements

The consolidated financial statements and schedules of MetLife Insurance Company of Connecticut and subsidiaries and the reports of Independent Registered Public Accounting Firm, are contained in the Statement of Additional Information. The consolidated financial statements of MetLife Insurance Company of Connecticut and subsidiaries include: (to be filed by amendment)

     (1)  Consolidated Balance Sheets as of December 31, 2007 and 2006

     (2) Consolidated Statements of Income for the years ended December 31, 2007 and 2006, and for the six months ended December 31, 2005 and June 30, 2005

     (3) Consolidated Statements of Stockholder's Equity for the years ended December 31, 2007 and 2006, and for the six months ended December 31, 2005 and June 30, 2005

     (4) Consolidated Statements of Cash Flows for the years ended December 31, 2007 and 2006, and for the six months ended December 31, 2005 and June 30, 2005

     (5)  Notes to Consolidated Financial Statements

     (6)  Financial Statement Schedules

(b)  Exhibits

 EXHIBIT
  NUMBER    DESCRIPTION
 -------    -----------
1.          Resolution of The Travelers Company Board of Directors authorizing the establishment of the Registrant. (Incorporated herein by reference to Exhibit 1 to
            MetLife of CT Fund ABD for Variable Annuities' registration statement on Form N-4
            EL, File Nos. 033-65343/811-07465, filed December 22, 1995.)

1(a).       Resolution of the MetLife Insurance Company of Connecticut Board of Directors,
            dated March 24, 2008, authorizing the combining of MetLife of CT Separate Account
            Five for Variable Annuities into the MetLife of CT Separate Account Eleven for
            Variable Annuities. (to be filed by amendment)

2.          Not Applicable.

3(a).       Distribution and Principal Underwriting Agreement among the Registrant, MetLife
            Insurance Company of Connecticut and MetLife Investors Distribution Company. (to
            be filed by amendment)

3(b).       Agreement and Plan of Merger dated as of October 20, 2006. (Incorporated herein by reference to Exhibit 1(a) to the Registration Statement on Form S-1, File No. 333-
            138472 filed on November 7, 2006.)

3(b)(i)     Agreement and Plan of Merger (10-26-06) (MLIDLLC into MLIDC). (Incorporated herein by reference to Exhibit 3(c) to Post-Effective Amendment No. 16 to MetLife of CT
            Fund ABD for Variable Annuities' Registration Statement on Form N-4, File Nos.
            033-65343/811-07465, filed April 4, 2007.)

3(c).       Master Retail Sales Agreement (MLIDC). (Incorporated herein by reference to
            Exhibit 3(d) to Post-Effective Amendment No. 16 to MetLife of CT Fund ABD for
            Variable Annuities to the Registration Statement on Form N-4, File No. 033-
            65343/811-07465 filed April 4, 2007.)

3(d).       Services Agreement between MetLife Investors Distribution Company and MetLife
            Insurance Company of Connecticut and Amendment No. 1 to Services Agreement.
            (Incorporated herein by reference to Exhibit 3(e) to Post-Effective Amendment No.
            15 to MetLife of CT Fund BD for Variable Annuities' Registration Statement on Form
            N-4, File Nos. 033-73466/811-08242, filed April 7, 2008.)


 EXHIBIT
  NUMBER    DESCRIPTION
 -------    -----------
4(a).       Variable Annuity Contract. (Filed on Form N-4, File No. 333-58783, filed November
            3, 1998.)

4(b).       Company Name Change Endorsement. (Incorporated herein by reference to Exhibit 4(c)
            to Post-Effective Amendment No. 14 to the Registration Statement on Form N-4, File
            No. 033-65343 filed April 5, 2006).

4(c).       Individual Retirement Annuity Qualification Rider. L-22445 1-08. Filed on Form N-
            4, file number 333-58783 on April 7, 2008.

4(d).       Code Section 457(B) Rider For Eligible Plan of a Governmental or a Tax-Exempt
            Employer. L-22466 8-07. Filed on Form N-4, file number 333-58783 on April 7, 2008.

5.          1)  Application. (Incorporated herein by reference to Exhibit 5 to Pre-Effective
                Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-58783,
                filed November 3, 1998.)

                 a.  The Travelers Insurance Company, The Travelers Life and Annuity Company,
                     Deferred Variable Annuity Application Rev. 5-05, National app L-22213*

                 b.  The Travelers Insurance Company, The Travelers Life and Annuity Company,
                     Deferred Variable Annuity Application Rev. 7-05 National app L-22213*

                 c.  The Travelers Insurance Company, The Travelers Life and Annuity Company,
                     Deferred Variable Annuity Application Rev. 11-05 National app L-22213*

                 d.  The Travelers Insurance Company, The Travelers Life and Annuity Company,
                     Deferred Variable Annuity Application Rev. 1-06 National app L-22213*

                 e.  The Travelers Insurance Company, The Travelers Life and Annuity Company,
                     Master Application for Group Deferred Variable Annuity L22534 TRA Master
                     App 7-05*

                 f.  The Travelers Insurance Company for Group Deferred Variable Annuity
                     Application (New York) L-22535NY 5-05*

                 g.  The Travelers Insurance Company for Group Deferred Variable Annuity
                     Application (New York) L-22535NY 6-05*

                 h.  The Travelers Insurance Company for Group Deferred Variable Annuity
                     Application (New York) L-22535NY 7-05*

                 i.  The Travelers Insurance Company for Group Deferred Variable Annuity
                     Application (New York) L-22535NY 7-05*

                 j.  The Travelers Insurance Company for Group Deferred Variable Annuity
                     Application (New York) L-22535NY 11-05*

                 k.  The Travelers Insurance Company for Group Deferred Variable Annuity
                     Application (New York) L-22535NY 1-06*

                      *  (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-118415, filed
                         April 10, 2006.)

                 l.  Systematic Withdrawal Program MetLife Retirement Account L-19066SWP Order
                     # L-19244 1 Rev. 11/06.   (Incorporated herein by reference to Exhibit
                     5(1)(l) to Post-Effective Amendment No. 13 to this Registration Statement on Form N-4, File No. 333-58783 filed April 6, 2007.)

                 m.  Dollar Cost Averaging Program MetLife Retirement Account L-19066DCA Order
                     # L-19243; Rev. 11/06.  (Incorporated herein by reference to Exhibit
                     5(1)(m) to Post-Effective Amendment No. 13 to this Registration Statement on Form N-4, File No. 333-58783 filed April 6, 2007.)

            2)  Form of Variable Annuity Application. (Incorporated herein by reference to
                Exhibit 5 to Post-Effective Amendment No. 14 to The Travelers Fund ABD for
                Variable Annuities to the Registration Statement on Form N-4, File No. 033-
                65343 filed April 5, 2006.)

6(a).       Charter of The Travelers Insurance Company, as amended on October 19, 1994.
            (Incorporated herein by reference to Exhibit 6(a) to the Registration Statement on
            Form N-4, File No. 333-40193, filed November 13, 1997.)

            1)  Certificate of Amendment of the Charter as Amended and Restated of The
                Travelers Insurance Company effective May 1, 2006. (Incorporated herein by reference to Exhibit 6(c) to Post-Effective Amendment No. 14 to The Travelers
                Fund ABD for Variable Annuities Registration Statement on Form N-4 , File No.
                033-65343 filed April 5, 2006.)

            2)  Certificate of Correction of MetLife Insurance Company of Connecticut, to the
                Amendment to the Charter as Amended and Restated of The Travelers Insurance
                Company, dated and executed as of the 4(th) day of April, 2007. (Incorporated herein by reference to Exhibit 6(a)(i) to Post-Effective Amendment No.16 to
                the Registration Statement on Form N-4, File 333-00165 filed October 31,
                2007.)


 EXHIBIT
  NUMBER    DESCRIPTION
 -------    -----------
6(b).       By-Laws of The Travelers Insurance Company, as amended on October 20, 1994.
            (Incorporated herein by reference to Exhibit 6(b) to the Registration Statement on
            Form N-4, File No. 333-40193, filed November 13, 1997.)

6(c).       Certificate of Amendment of the Charter as Amended and Restated of The Travelers
            Insurance Company effective May 1, 2006. (Incorporated herein by reference to
            Post-Effective Amendment No. 14 to The Travelers Fund ABD for Variable Annuities
            Registration Statement on Form N-4 , File No. 033-65343 filed April 5, 2006.)

7.          Specimen Reinsurance Agreement. (Incorporated herein by reference to Exhibit 7 to
            Post-Effective Amendment No. 2 to the Registration Statement on Form N-4, File No.
            333-65942, filed April 15, 2003.)

8.          Form of Participation Agreements. (Incorporated herein by reference to Exhibit 8 to Post-Effective Amendment No. 8 to the Registration Statement on Form N-4, File
            No. 333-101778, filed April 21, 2005).

8(a).       Participation Agreement Among Met Investors Series Trust, Met Investors Advisory,
            LLC, MetLife Investors Distribution Company, The Travelers Insurance Company and
            The Travelers Life and Annuity Company effective November 1, 2005. (Incorporated herein by reference to Exhibit 8(c) to Post-Effective Amendment No. 14 to The
            Travelers Fund ABD for Variable Annuities Registration Statement on Form N-4, File
            No. 033-65343 filed April 6, 2006.)

8(b)(i).    Participation Agreement among Metropolitan Series Fund, Inc., MetLife Advisers,
            LLC, MetLife Securities, Inc. and MetLife Insurance Company of Connecticut entered as of April 30, 2007. (Incorporated herein by reference to Exhibit 8(c)(i) to
            Post-Effective Amendment No. 16 to the Registration Statement on Form N-4, File
            333-00165 filed October 31, 2007.)

8(b)(ii).   Participation Agreement among Metropolitan Series Fund, Inc., MetLife Advisers,
            LLC, MetLife Investors Distribution Company and MetLife Insurance Company of
            Connecticut entered as of August 31, 2007. (Incorporated herein by reference to
            Exhibit 8(c)(ii) to Post-Effective Amendment No. 16 to the Registration Statement
            on Form N-4, File 333-00165 filed October 31, 2007.)

9.          Opinion of Counsel as to the legality of securities being registered by
            Registrant. (to be filed by amendment)

10.         Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.
            (to be filed by amendment)

11.         Not applicable.

12.         Not applicable.

13.         Powers of Attorney authorizing Michele H. Abate, Paul G. Cellupica, John E.
            Connolly, Jr., James L. Lipscomb, Gina C. Sandonato, Myra L. Saul, and Marie C.
            Swift as signatory for Michael K. Farrell, William J. Mullaney, Lisa M. Weber,
            Stanley J. Talbi and Joseph J. Prochaska. Filed herewith.


ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

Principal Business Address:

MetLife Insurance Company of Connecticut
One Cityplace
Hartford, CT 06103-3415

NAME AND PRINCIPAL                 POSITIONS AND OFFICES
BUSINESS ADDRESS                   WITH INSURANCE COMPANY
--------------------------------   ---------------------------------------------------------------------
Michael K. Farrell                 Director and President
10 Park Avenue
Morristown, NJ 07962

William J. Mullaney                Director
One MetLife Plaza
27-01 Queens Plaza North
Long Island City, New York 11101

Lisa M. Weber                      Director
One MetLife Plaza
27-01 Queens Plaza North
Long Island City, New York 11101

Steven A. Kandarian                Executive Vice President and Chief Investment Officer
10 Park Avenue
Morristown, NJ 07962


NAME AND PRINCIPAL                 POSITIONS AND OFFICES
BUSINESS ADDRESS                   WITH INSURANCE COMPANY
--------------------------------   ---------------------------------------------------------------------
James L. Lipscomb                  Executive Vice President and General Counsel
One MetLife Plaza
27-01 Queens Plaza North
Long Island City, New York 11101

Joseph J. Prochaska, Jr.           Executive Vice President and Chief Accounting Officer
One MetLife Plaza
27-01 Queens Plaza North
Long Island City, New York 11101

Stanley J. Talbi                   Executive Vice President and Chief Financial Officer
One MetLife Plaza
27-01 Queens Plaza North
Long Island City, New York 11101

Gwenn L. Carr                      Senior Vice President and Secretary
One MetLife Plaza
27-01 Queens Plaza North
Long Island City, New York 11101

Eric T. Steigerwalt                Senior Vice President and Treasurer
One MetLife Plaza
27-01 Queens Plaza North
Long Island City, New York 11101

William D. Cammarata               Senior Vice President
18210 Crane Nest Drive
Tampa, FL 33647

Elizabeth M. Forget                Senior Vice President
260 Madison Ave
New York, NY 10016

Gene L. Lunman                     Senior Vice President
185 Asylum Street
Hartford, CT 06103

Roberto Baron                      Vice President and Senior Actuary
One MetLife Plaza
27-01 Queens Plaza North
Long Island City, New York 11101

S. Peter Headley                   Vice President and Assistant Secretary
6750 Poplar Avenue
Germantown, TN 38138

Daniel D. Jordan                   Vice President and Assistant Secretary
501 Boylston Street
Boston, MA 02116

Bennett Kleinberg                  Vice President and Actuary
185 Asylum Street
Hartford, CT 06103

Christopher A. Kremer              Vice President and Actuary
501 Boylston Street
Boston, MA 02116

Paul L. LeClair                    Vice President and Actuary
501 Boylston Street
Boston, MA 02116

Jonathan L. Rosenthal              Vice President and Chief Hedging Officer
10 Park Avenue
Morristown, NJ 07962

Patrick D. Studley                 Vice President and Actuary
One MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101


NAME AND PRINCIPAL                 POSITIONS AND OFFICES
BUSINESS ADDRESS                   WITH INSURANCE COMPANY
--------------------------------   ---------------------------------------------------------------------
Jeffrey N. Altman                  Vice President
10 Park Avenue
Morristown, NJ 07962

Steven J. Brash                    Vice President
One MetLife Plaza
27-01 Queens Plaza North
Long Island City, New York 11101

Herbert B. Brown                   Vice President
One MetLife Plaza
27-01 Queens Plaza North
Long Island City, New York 11101

Vincent Cirulli                    Vice President
10 Park Avenue
Morristown, NJ 07962

Deirdre E. Curran                  Vice President
300 Davidson Avenue
Somerset, NJ 08873

James R. Dingler                   Vice President
10 Park Avenue
Morristown, NJ 07962

Judith A. Gulotta                  Vice President
10 Park Avenue
Morristown, NJ 07962

Gregory M. Harrison                Vice President
One MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

C. Scott Inglis                    Vice President
10 Park Avenue
Morristown, NJ 07962

James M. Koeger                    Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

Joseph J. Massimo                  Vice President
18210 Crane Nest Drive
Tampa, FL 33647

Daniel A. O'Neill                  Vice President
10 Park Avenue
Morristown, NJ 07962

Mark S. Reilly                     Vice President
185 Asylum Street
Hartford, CT 06103

Mark J. Remington                  Vice President
185 Asylum Street
Hartford, CT 06103

Ragai A. Roushdy                   Vice President
10 Park Avenue
Morristown, NJ 07962


Kevin M. Thorwarth                 Vice President
10 Park Avenue
Morristown, NJ 07962

Mark. H. Wilsmann                  Vice President
10 Park Avenue
Morristown, NJ 07962

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Registrant is a separate account of MetLife Insurance Company of Connecticut under Connecticut insurance law. The Depositor is a wholly owned subsidiary of MetLife, Inc., a publicly traded company. No person is controlled by the Registrant. The following outline indicates those entities that are controlled by MetLife, Inc. or are under the common control of MetLife, Inc.

             ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                                AS OF MARCH 31, 2008

The following is a list of subsidiaries of MetLife, Inc. updated as of March
31, 2008. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, (if any)) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.


A.    MetLife Group, Inc. (NY)

B.    MetLife Bank National Association (USA)

C.    Exeter Reassurance Company, Ltd. (Bermuda)

D.    MetLife Taiwan Insurance Company Limited (Taiwan)

E.    Metropolitan Tower Life Insurance Company (DE)

      1.    TH Tower NGP, LLC (DE)

      2. Partners Tower, L.P. (DE) - a 99% limited partnership interest of Partners Tower, L.P. is held by Metropolitan Tower Life Insurance Company and 1% general partnership interest is held by TH Tower NGP, LLC (DE)

      3.    TH Tower Leasing, LLC (DE)

      4.    MetLife Reinsurance Company of Charleston (SC)

      5.    MetLife Reinsurance Company of Vermont (VT)

      6.    EntreCap Real Estate II LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by EntreCap Real Estate II LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            d)    PREFCO Vingt LLC (CT)

            e) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by EntreCap Real Estate II LLC and 1% general partnership is held by PREFCO Vingt LLC.

     7.     Plaza Drive Properties, LLC (DE)

     8.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

F. MetLife Pensiones Mexico S.A. (Mexico)- 97.4738% is owned by MetLife, Inc. and 2.5262% is owned by MetLife International Holdings, Inc.

G. MetLife Chile Inversiones Limitada (Chile)- 99.9999999% is owned by MetLife, Inc. and 0.0000001% is owned by Natiloportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile)- 99.99% is owned by MetLife Chile Inversiones Limitada and 0.01% is owned by MetLife International Holdings, Inc.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile)- 99.99% is owned by MetLife Chile Seguros de Vida S.A. and 0.01% is owned by MetLife Chile Inversiones Limitada.

H. MetLife Mexico S.A. (Mexico)- 98.70541% is owned by MetLife, Inc., 1.29459% is owned by MetLife International Holdings, Inc.

      1. MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. and 0.01% is owned by MetLife Pensiones Mexico S.A.

            a) Met1 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.

            b) Met2 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.


            c) MetA SIEFORE Adicional, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            d) Met3 SIEFORE Basica, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            e) Met4 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            f) Met5 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

      2. ML Capacitacion Comercial S.A. de C.V. (Mexico) - 99% is owned by MetLife Mexico S.A. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.


I. MetLife Mexico Servicios, S.A. de C.V. (Mexico)- 98% is owned by MetLife, Inc. and 2% is owned by MetLife International Holdings, Inc.


J.    Metropolitan Life Seguros de Vida S.A. (Uruguay)


K.    MetLife Securities, Inc. (DE)

L.    Enterprise General Insurance Agency, Inc. (DE)

      1.    MetLife General Insurance Agency of Texas, Inc. (DE)

      2.    MetLife General Insurance Agency of Massachusetts, Inc. (MA)

M.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

N.    Cova Corporation (MO)

      1.    Texas Life Insurance Company (TX)

      2.    Cova Life Management Company (DE)

O.    MetLife Investors Insurance Company (MO)

P.    First MetLife Investors Insurance Company (NY)

Q.    Walnut Street Securities, Inc. (MO)

R.    Newbury Insurance Company, Limited (BERMUDA)

S.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    Met Investors Advisory, LLC (DE)

      3.    MetLife Investors Financial Agency, Inc. (TX)

T.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Mexico Cares, S.A. de C.V. (Mexico)

            a)    Fundacion MetLife Mexico, A.C. (Mexico)

      2.    Natiloportem Holdings, Inc. (DE)

            a)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

                  (1) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  (2) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      3. MetLife India Insurance Company Private Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.


      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.99913% is owned by MetLife International Holdings, Inc. and 0.00087% is owned by Natiloporterm Holdings, Inc.


      5. Metropolitan Life Seguros de Retiro S.A. (Argentina)- 95.23% is owned by MetLife International Holdings, Inc. and 4.77% is owned by Natiloportem Holdings, Inc.


      6. MetLife Seguros de Vida S.A. (Argentina)- 95.2499% is owned by MetLife International Holdings, Inc. and 4.7473% is owned by Natiloportem Holdings, Inc.


      7. MetLife Insurance Company of Korea Limited (South Korea)- 16.49% of MetLife Insurance Company of Korea Limited is owned by MetLife, Mexico, S.A. and 83.51% is owned by Metlife International Holdings, Inc.


      8. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 66.6617540% is owned by MetLife International Holdings, Inc.
            and 33.3382457% is owned by MetLife Worldwide Holdings, Inc. and 0.0000003% is owned by Natiloportem Holdings, Inc.


      9.    MetLife Global, Inc. (DE)

      10. MetLife Administradora de Fundos Multipatrocinados Ltda (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.

      11.   MetLife Insurance Limited (United Kingdom)

      12.   MetLife General Insurance Limited (Australia)

      13.   MetLife Limited (United Kingdom)

      14. MetLife Insurance S.A./NV (Belgium) - 99.9% is owned by MetLife International Holdings, Inc. and 0.1% is owned by third parties.

      15.   MetLife Services Limited (United Kingdom)

      16.   MetLife Insurance Limited (Australia)

            a)    MetLife Insurance and Investment Trust (Australia)

            b)    MetLife Investments Pty Limited (Australia)

            c)    MetLife Services (Singapore) PTE Limited (Australia)

      17. Siembra Seguros de Retiro S.A. (Argentina) - 96.8819% is owned by MetLife International Holdings, Inc. and 3.1180% is owned by Natiloportem Holdings, Inc.

      18. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, Inc. and 94.9999% is owned by MetLife International Holdings Inc.

      19. Compania Previsional MetLife S.A. (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.


           (a) Met AFJP S.A. (Argentina) - 75.4088% of the shares of Met AFJP S.A. are held by Compania Previsional MetLife SA, 19.5912% is owned by MetLife Seguros de Vida SA, 3.9689% is held by Natiloportem Holdings, Inc. and 1.0310% is held by Metropolitan Life Seguros de Retiro SA.


      20.   MetLife Worldwide Holdings, Inc. (DE)

            a)    MetLife Towarzystwo Ubezpieczen na Zycie Spolka Akcyjna.
                  (Poland)

            b)    MetLife Direct Co., Ltd. (Japan)


            c)    MetLife Limited (Hong Kong)


U.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

            a) Park Twenty Three Investments Company (United Kingdom)- 1% voting control of Park Twenty Three Investments Company is held by St. James Fleet Investments Two Limited. 1% of the shares of Park Twenty Three Investments Company is held by Metropolitan Life Insurance Company. 99% is owned by 334 Madison Euro Investment, Inc.

                  (1) Convent Station Euro Investments Four Company (United Kingdom)- 1% voting control of Convent Station Euro Investments Four Company is held by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company. 99% is owned by Park Twenty Three Investments Company.

      2. St. James Fleet Investments Two Limited (Cayman Islands)- 34% of the shares of St. James Fleet Investments Two Limited is held by Metropolitan Life Insurance Company.

      3. One Madison Investments (Cayco) Limited (Cayman Islands)- 10.1% voting control of One Madison Investments (Cayco) Limited is held by Convent Station Euro Investments Four Company. 89.9% of the shares of One Madison Investments (Cayco) Limited is held by Metropolitan Life Insurance Company.

      4. CRB Co, Inc. (MA)- AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares and AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB, Co., Inc.

      5.    GA Holding Corp. (MA)

      6.    Thorngate, LLC (DE)

      7.    Alternative Fuel I, LLC (DE)

      8.    Transmountain Land & Livestock Company (MT)

      9.    MetPark Funding, Inc. (DE)

      10.   HPZ Assets LLC (DE)

      11.   Missouri Reinsurance (Barbados), Inc. (Barbados)

      12.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      13.   MetLife Real Estate Cayman Company (Cayman Islands)

      14.   Metropolitan Marine Way Investments Limited (Canada)

      15.   MetLife Private Equity Holdings, LLC (DE)

      16.   23rd Street Investments, Inc. (DE)

            a) Mezzanine Investment Limited Partnership-BDR (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            b) Mezzanine Investment Limited Partnership-LG (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            c) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            d) MetLife Capital Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

      17.   Metropolitan Realty Management, Inc. (DE)

      18.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      19.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

      20.   Bond Trust Account A (MA)

      21.   MetLife Investments Asia Limited (Hong Kong).

      22. MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

      23. MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      24.   New England Life Insurance Company (MA)

            a)    MetLife Advisers, LLC (MA)

            b)    New England Securities Corporation (MA)

      25.   GenAmerica Financial, LLC (MO)

            a)    GenAmerica Capital I (DE)

            b)    General American Life Insurance Company (MO)

                  (1)   GenAmerica Management Corporation (MO)

                 (2) Reinsurance Group of America, Incorporated (MO) - 52% is owned by General American Life Insurance Company.

                        (a)   Reinsurance Company of Missouri, Incorporated (MO)

                              (i)   Timberlake Financial, L.L.C. (DE)

                                    (A)   Timberlake Reinsurance Company II (SC)

                              (ii)  RGA Reinsurance Company (MO)

                                    (A)   Reinsurance Partners, Inc. (MO)

                              (iii) Parkway Reinsuarnce Company (MO)

                        (b)   RGA Worldwide Reinsurance Company, Ltd. (Barbados)

                        (c)   RGA Atlantic Reinsurance Company, Ltd. (Barbados)

                        (d)   RGA Americas Reinsurance Company, Ltd. (Barbados)

                        (e)   RGA Reinsurance Company (Barbados) Ltd. (Barbados)

                              (i) RGA Financial Group, L.L.C. (DE)- 80% is owned by RGA Reinsurance Company (Barbados) Ltd. RGA Reinsurance Company also owns a 20% non-equity membership in RGA Financial Group, L.L.C.

                        (f)   RGA Life Reinsurance Company of Canada (Canada)

                        (g)   RGA International Corporation (Nova Scotia/Canada)

                        (h)   RGA Holdings Limited (U.K.) (United Kingdom)

                              (i)   RGA UK Services Limited (United Kingdom)

                              (ii)  RGA Capital Limited U.K. (United
                                    Kingdom)

                              (iii) RGA Reinsurance (UK) Limited (United
                                    Kingdom)

                              (iv) RGA Services India Private Limited (India) - Reinsurance Group of America, Incorporated owns 99% of RGA Services India Private Limited and RGA Holdings Limited owns 1%.

                        (i)   RGA South African Holdings (Pty) Ltd. (South
                              Africa)

                              (i) RGA Reinsurance Company of South Africa Limited (South Africa)

                        (j)   RGA Australian Holdings PTY Limited (Australia)

                              (i)   RGA Reinsurance Company of Australia
                                    Limited (Australia)

                              (ii)  RGA Asia Pacific PTY, Limited (Australia)

                        (k) General American Argentina Seguros de Vida, S.A. (Argentina) - 95% of General American Argentina Seguros de Vida, S.A. is owned by Reinsurance Group of America, Incorporated and 5% is owned by RGA Reinsurance Company (Barbados) Ltd.

                        (l)   RGA Technology Partners, Inc. (MO)

                        (m)   RGA International Reinsurance Company (Ireland)

                        (n)   RGA Capital Trust I (DE)


                        (o)   RGA Global Reinsurance Company, Ltd. (Bermuda)


      26.   Corporate Real Estate Holdings, LLC (DE)

      27. Ten Park SPC (CAYMAN ISLANDS ) - 1% voting control of Ten Park SPC is held by 23rd Street Investments, Inc.

      28.   MetLife Tower Resources Group, Inc. (DE)

      29.   Headland - Pacific Palisades, LLC (CA)

      30. Headland Properties Associates (CA) - 1% is owned by Headland - Pacific Palisades, LLC and 99% is owned by Metropolitan
            Life Insurance Company.

      31.   Krisman, Inc. (MO)

      32.   Special Multi-Asset Receivables Trust (DE)

      33.   White Oak Royalty Company (OK)

      34.   500 Grant Street GP LLC (DE)

      35. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC

      36.   MetLife Canada/MetVie Canada (Canada)

      37.   MetLife Retirement Services LLC (NJ)

            a)   MetLife Investment Funds Services LLC (NJ)

                 (i)   MetLife Investment Funds Management LLC (NJ)

                (ii)   MetLife Associates LLC (DE)

      38.   Euro CL Investments LLC (DE)

      39.   MEX DF Properties, LLC (DE)

      40. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company

      41.   MetLife Properties Ventures, LLC (DE)

            a)   Citypoint Holdings II Limited (UK)

      42.   Housing Fund Manager, LLC (DE)


            a) MTC Fund I, LLC (DE) 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            b) MTC Fund II, LLC (DE) - 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            c) MTC Fund III, LLC (DE) - 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

      43.   MLIC Asset Holdings, LLC (DE)


V.    MetLife Capital Trust II (DE)

W.    MetLife Capital Trust III (DE)

X.    MetLife Capital Trust IV (DE)


Y. MetLife Insurance Company of Connecticut (CT) - 86.72% is owned by MetLife, Inc. and 13.28% is owned by MetLife Investors Group, Inc.

      1.    MetLife Property Ventures Canada ULC (Canada)

      2. Pilgrim Investments Oakmont Lane, LLC (DE) - 50% is owned by MetLife Insurance Company of Connecticut.


      3. Pilgrim Alternative Investments Opportunity Fund I, LLC (DE) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      4.    Pilgrim Alternative Investments Opportunity Fund III Associates, LLC
            (CT) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      5.    Pilgrim Investments Highland Park, LLC (DE)

      6.    Metropolitan Connecticut Properties Ventures, LLC (DE)

      7.    MetLife Canadian Property Ventures LLC (NY)

      8.    Euro TI Investments LLC (DE)

      9.    Greenwich Street Investments, LLC (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      10.   Hollow Creek, L.L.C. (CT)

      11. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MetLife Insurance Company of Connecticut.

      12. One Financial Place Holdings, LLC (DE)-100% is owned in the aggregate by MetLife Insurance Company of Connecticut.

      13.   Plaza LLC (CT)

            a)    Tower Square Securities, Inc. (CT)

                  1) Tower Square Securities Insurance Agency of New Mexico, Inc. (NM)

                  2)    Tower Square Securities Insurance Agency of
                        Ohio, Inc. (OH) 99% is owned by Tower Square Securities, Inc.

      14.   TIC European Real Estate LP, LLC (DE)

      15.   MetLife European Holdings, Inc. (UK)

            a) MetLife Europe Limited (IRELAND)

               (i) MetLife Pensions Trustees Limited (UK)

            b) MetLife Assurance Limited (UK)

      16.   Travelers International Investments Ltd. (Cayman Islands)

      17.   Euro TL Investments LLC (DE)

      18.   Corrigan TLP LLC (DE)

      19.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

                  1)    Panther Valley, Inc. (NJ)

      20. TRAL & Co. (CT) - TRAL & Co. is a general partnership. Its partners are MetLife Insurance Company of Connecticut and Metropolitan Life Insurance Company.

      21.   Tribeca Distressed Securities, L.L.C. (DE)

      22.   MetLife Investors USA Insurance Comapny (DE)

Z.    MetLife Reinsurance Company of South Carolina (SC)

AA.   MetLife Investment Advisors Company, LLC (DE)

BB.   MetLife Standby I, LLC (DE)

      1.   MetLife Exchange Trust I (DE)

CC.   MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           (i)   MetLife Services East Private Limited (India)


DD.   Safeguard Health Enterprises, Inc. (DE)

      1.   Safeguard Dental Services, Inc. (DE)

      2.   Safeguard Health Plans, Inc. (CA)

      3.   SafeHealth Life Insurance Company (CA)

      4.   Safeguard Health Plans, Inc. (FL)

      5.   Safeguard Health Plans, Inc. (NV)

      6.   Safeguard Health Plans, Inc. (TX)

EE.   MetLife Capital Trust X (DE)


The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

In addition to the entities shown on the organizational chart, MetLife, Inc. (or where indicated, a subsidiary) also owns interests in the following entities:

1) Metropolitan Life Insurance Company owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

2) Metropolitan Life Insurance Company indirectly owns 100% of the non-voting preferred stock of Nathan and Lewis Associates Ohio, Incorporated, an insurance agency. 100% of the voting common stock of this company is held by an individual who has agreed to vote such shares at the direction of N.L. HOLDING CORP. (DEL), a direct wholly owned subsidiary of MetLife, Inc.

3) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan Life Insurance Company serves as the general partner of the limited partnerships and Metropolitan Life Insurance Company directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies.

4) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

NOTE: THE METLIFE, INC. ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT
----
VENTURES AND PARTNERSHIPS OF WHICH METLIFE, INC. AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

                                        7

ITEM 27. NUMBER OF CONTRACT OWNERS

As of April 30, 2008,

Qualified: 1,780

ITEM 28. INDEMNIFICATION

The Depositor's parent, MetLife, Inc. has secured a Financial Institutions Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife, Inc. also maintains a Directors and Officers Liability and Corporate Reimbursement Insurance Policy with limits of $400 million under which the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter (the "Underwriter"), as well as certain other subsidiaries of MetLife are covered. A provision in MetLife, Inc.'s by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of certain organizations, including the Depositor and the Underwriter.

Sections 33-770 to 33-778, inclusive of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is wholly successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation and in all other cases, his conduct was at least not opposed to the best interests of the corporation, and in a criminal case he had no reasonable cause to believe his conduct was unlawful; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

C.G.S. Section 33-778 provides an exclusive remedy; a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, by-laws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed basis.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITER

(a)  MetLife Investors Distribution Company
     5 Park Plaza, Suite 1900
     Irvine, CA 92614

     MetLife Investors Distribution Company also serves as principal underwriter and distributor for the following investment companies (other than the Registrant):

MetLife of CT  Separate Account QPN for Variable Annuities

MetLife of CT  Fund UL for Variable Life Insurance,

MetLife of CT  Fund UL III for Variable Life Insurance
Metropolitan Life Variable Annuity Separate Account I
Metropolitan Life Variable Annuity Separate Account II

Met Investors Series Trust

MetLife Investors Variable Annuity Account One

MetLife Investors Variable Annuity Account Five

MetLife Investors Variable Life Account One

MetLife Investors Variable Life Account Five

MetLife Investors USA Separate Account A

MetLife Investors USA Variable Life Account A

First MetLife Investors Variable Annuity Account One

General American Separate Account Eleven

General American Separate Account Twenty-Eight

General American Separate Account Twenty-Nine

General American Separate Account Two

Security Equity Separate Account Twenty-Six

Security Equity Separate Account Twenty-Seven
Metropolitan Life Separate Account E
Metropolitan Life Separate Account UL

Metropolitan Tower Life Separate Account One

Metropolitan Tower Life Separate Account Two

Paragon Separate Account A

Paragon Separate Account B

Paragon Separate Account C

Paragon Separate Account D
Metropolitan Series Fund, Inc.

(b) MetLife Investors Distribution Company is the principal underwriter for the Contracts. The following persons are officers and managers of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 5 Park Plaza, Suite 1900, Irvine, CA 92614.

NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH UNDERWRITER
--------------------------   ---------------------------------------------------------------------
Michael K. Farrell           Director
10 Park Avenue
Morristown, NJ 07962

Craig W. Markham             Director and Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

William J. Toppeta           Director
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH UNDERWRITER
--------------------------   ---------------------------------------------------------------------
Paul A. Sylvester            President, National Sales Manager- Annuities & LTC
10 Park Avenue
Morristown, NJ 07962

Elizabeth M. Forget          Executive Vice President, Investment Fund Management & Marketing
260 Madison Avenue
New York, NY 10016

Paul A. LaPiana              Executive Vice President, National Sales Manager-Life
5 Park Plaza
Suite 1900
Irvine, CA 92614

Richard C. Pearson           Executive Vice President, General Counsel and Secretary
5 Park Plaza
Suite 1900
Irvine, CA 92614

Andrew Aiello                Senior Vice President, Channel Head-National Accounts
5 Park Plaza
Suite 1900
Irvine, CA 92614

Jeffrey A. Barker            Senior Vice President, Channel Head-Independent Accounts
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Douglas P. Rodgers           Senior Vice President, Channel Head-LTC
10 Park Avenue
Morristown, NJ 07962

Myrna F. Solomon             Senior Vice President, Channel Head-Banks
501 Boylston Street
Boston, MA 02116

Leslie Sutherland            Senior Vice President, Channel Head-Broker/Dealers
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

John C. Kennedy              Senior Vice President, Channel Head-Wirehouse
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Curtis Wohlers               Senior Vice President, Channel Head-Planners
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Jay S. Kaduson               Senior Vice President
10 Park Avenue
Morristown, NJ 07962

Eric T. Steigerwalt          Treasurer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Peter Gruppuso               Vice President, Chief Financial Officer
485-E US Highway 1 South
Iselin, NJ 08830

Debora L. Buffington         Vice President, Director of Compliance
5 Park Plaza
Suite 1900
Irvine, CA 92614


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH UNDERWRITER
--------------------------   ---------------------------------------------------------------------
David DeCarlo                Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Charles M. Deuth             Vice President, National Accounts
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Paul M. Kos                  Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Deron J. Richens             Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Cathy Sturdivant             Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Paulina Vakouros             Vice President
260 Madison Avenue
New York, NY 10016


(c) Compensation from the Registrant. The following commissions and other compensation were received by the Distributor, directly or indirectly, from the Registrant during the Registrant's last fiscal year:


                                                             (2)
       (1)                                     NET UNDERWRITING                  (3)             (4)
  NAME OF PRINCIPAL                               DISCOUNTS AND     COMPENSATION ON       BROKERAGE                     (5)
     UNDERWRITER                                    COMMISSIONS          REDEMPTION     COMMISSIONS     OTHER COMPENSATION
MetLife                                       $     128,299,602    $              0    $          0    $                 0
Investors Distribution Company.........


ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

(1) MetLife Insurance Company of Connecticut
One Cityplace
Hartford, Connecticut 06103-3415

ITEM 31. MANAGEMENT SERVICES

Not Applicable.

ITEM 32. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(a) To file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for so long as payments under the variable annuity contracts may be accepted;

(b) To include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c) To deliver with any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

(d) The undersigned registrant represents that it is relying on the exemptions from certain provisions of Sections 22(e) and 27 of the Investment Company Act of 1940 provided by Rule 6c-7 under the Act. The registrant further represents that the provisions of paragraph (a) -- (d) of Rule 6c-7 have been complied with.

(e) The undersigned registrant represents that for its TSA Deferred Annuities it is relying on the "no-action" position of the Commission staff as contained in its November 7, 1988 letter to the American Council of Life Insurance and has complied with the provisions of numbered paragraphs (1)-
     (4) or such letter.

MetLife Insurance Company of Connecticut hereby represents:

(a) That the aggregate charges under the Contracts of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the MetLife Insurance Company of Connecticut.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Hartford, and State of Connecticut, on this 9th day of July 2008.

          MetLife of CT Separate Account Eleven for Variable Annuities
                                  (Registrant)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                                   (Depositor)

                                        By:     /s/ BENNETT D. KLEINBERG
                                            ------------------------------------
                                            Bennett D. Kleinberg, Vice President
                                                         and Actuary

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 9th day of July 2008.



          /s/ *MICHAEL K. FARRELL                   Director and President
-----------------------------------------------
              (Michael K. Farrell)

           /s/ *STANLEY J. TALBI                    Executive Vice President and Chief Financial
-----------------------------------------------        Officer
               (Stanley J. Talbi)

       /s/ *JOSEPH J. PROCHASKA, JR.                Executive Vice President and Chief
-----------------------------------------------        Accounting Officer
           (Joseph J. Prochaska, Jr.)

          /s/ *WILLIAM J. MULLANEY                  Director
-----------------------------------------------
             (William J. Mullaney)

             /s/ *LISA M. WEBER                     Director
-----------------------------------------------
                (Lisa M. Weber)

*By:            /s/ MYRA L. SAUL
     ------------------------------------------
        Myra L. Saul , Attorney-in-fact



* MetLife Insurance Company of Connecticut. Executed by Myra L. Saul on behalf of those indicated pursuant to powers of attorney filed herewith.

                                  EXHIBIT INDEX



13                                  Powers of Attorney